Exhibit 99.2

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.
     All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to our glossary on page 123 for a list of defined terms.
     Please refer to BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009 when reading this MD&A. In preparing this MD&A, we have taken into account information available to us up to March 11, 2010, the date of this MD&A, unless otherwise stated.
     You will find BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009 and BCE Inc.’s annual information form for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
     This MD&A comments on our operations, performance and financial condition for the years ended December 31, 2009, 2008 and 2007.

ABOUT FORWARD-LOOKING STATEMENTS

BCE’s 2009 annual report including this MD&A and, in particular, but without limitation, the sections of this MD&A entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Liquidity contain forward-looking statements. These forward-looking statements include, but are not limited to, BCE Inc.’s dividend policy, the business outlook for BCE’s segments, BCE’s business objectives and strategies, the sources of liquidity we expect to use to meet our 2010 cash requirements, our fibre-optic deployment plans, and our plan to introduce Internet Protocol Television (IPTV) in the course of 2010. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in BCE’s 2009 annual report, including in this MD&A, describe our expectations at March 11, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in BCE’s 2009 annual report, including in this MD&A, for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in BCE’s 2009 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on March 11, 2010. Refer, in particular, to the section of this MD&A entitled Business Outlook and Assumptions for a description of certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this annual report and, in particular, but without limitation, contained in this MD&A in the sections entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Liquidity. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
     Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in BCE’s 2009 annual report include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity that is expected to result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased

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contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.
     These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 11, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

ABOUT OUR BUSINESS

BCE is Canada’s largest communications company. We are a comprehensive provider of wireline voice and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. In 2009, we reported the results of our operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline and Bell Wireless segments. We also own a 44.1% interest in, and, through our right to appoint a majority of the directors and trustees, control, Bell Aliant, the incumbent carrier in Canada’s Atlantic provinces and in rural and regional areas of Ontario and Québec. For the year ended December 31, 2009, we generated consolidated operating revenues of $17,735 million, consolidated operating income of $3,191 million, and consolidated EBITDA(1) of $7,089 million.
     Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 2 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into our operations.

Returning Value to Shareholders

In 2009, BCE Inc. has announced three increases in the annual dividend payable on BCE Inc.’s common shares, delivering a 19% increase overall. The three increases during the course of 2009 were as follows:

  on February 11, 2009, we announced a 5% increase from $1.46 to $1.54 per common share, starting with the quarterly dividend payable on April 15, 2009 on August 6, 2009, we announced a 5% increase from $1.54 to $1.62 per common share, starting with the quarterly dividend payable on October 15, 2009 on December 17, 2009, we announced a 7% increase from $1.62 to $1.74 per common share, starting with the quarterly dividend payable on April 15, 2010.

These dividend increases announced in 2009 were consistent with BCE Inc.’s common share dividend policy of a target payout ratio of 65% to 75% of Adjusted net earnings per share (Adjusted EPS)(2). This dividend policy was adopted by the board of directors of BCE Inc. with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. The target payout ratio also allows flexibility so that any surplus cash

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(2)

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

flow can be directed to share repurchase programs. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors.
     On May 5, 2009, BCE Inc. completed the repurchase and cancellation of 40 million common shares under its normal course issuer bid (NCIB) program announced on December 12, 2008 (2008/2009 NCIB) for a total cost of $986 million. On December 17, 2009, BCE Inc. announced that it had received approval from the Toronto Stock Exchange (TSX) in respect of its notice of intention to make a new NCIB under which BCE Inc. may purchase for cancellation up to 20 million common shares, subject to a maximum aggregate purchase price of $500 million, over the twelve-month period starting December 29, 2009 and ending on December 28, 2010, representing approximately 2.6% of BCE Inc.’s issued and outstanding common shares at December 11, 2009 (2010 NCIB). Purchases may be made through the facilities of the TSX and/or the New York Stock Exchange (NYSE) or by such other means as may be permitted by the TSX and/or NYSE. BCE Inc.’s board of directors has authorized this program because, in its opinion, the repurchase by BCE Inc. of its common shares represents an appropriate use of funds to increase shareholder value. At February 28, 2010, 2.6 million common shares, representing approximately 15% of the NCIB, had been repurchased under BCE Inc.’s 2010 NCIB.

Bell Wireline Segment

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology (ICT) solutions) and other communications services to residential and business customers primarily in the urban areas of Ontario and Québec. We also offer competitive local exchange carrier (CLEC) services to business customers in Alberta and British Columbia.
     We sell local telephone and long distance services under the Bell Home phone brand and Internet access under the Bell Internet brand. We also provide DTH television services on a nationwide basis under the Bell TV brand, allowing us to provide a comprehensive quadruple-play bundle of communications services.
     Also included in this segment are the results of our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services to less populated areas of Canada’s northern territories.
     Our Bell Wireline segment also includes wireline-related product sales from our wholly-owned subsidiary, national consumer electronics retailer The Source (Bell) Electronics Inc. (The Source), the assets of which we acquired on July 1, 2009.

Bell Wireless Segment

Our Bell Wireless segment provides wireless voice and data communications products and services to residential and business customers across Canada. Our wireless services, offered over technologically advanced national wireless networks, are available to virtually all of the Canadian population. At December 31, 2009, we had more than 6.8 million wireless subscribers, 74% of which were postpaid customers. Bell Wireless includes the results of operations of Bell Mobility Inc. (Bell Mobility), Virgin Mobile Canada (Virgin), wireless product sales from The Source and the wireless operations of Northwestel. On July 1, 2009, we completed the acquisition of the remaining 50% of the equity of Virgin not already owned by Bell, which included a long-term brand licensing agreement with the Virgin Group.

Bell Aliant Segment

Our Bell Aliant segment provides local telephone, long distance, Internet, data, video, wireless, IT services and products and other ICT services to residential and business customers in Canada’s Atlantic provinces, and in rural and regional areas of Ontario and Québec. Formed on July 7, 2006, Bell Aliant is one of the largest regional telecommunications service providers in North America. At December 31, 2009, BCE owned approximately 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to elect a majority of the board of directors of Bell Aliant Regional Communications Holdings Inc. and, therefore, controls Bell Aliant.

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Bell Products and Services

The following table shows selected data on Bell’s operations from 2007 to 2009.

BELL WIRELINE	2009	2008	2007

WIRELINE

Local net access services (NAS) net losses (thousands)(1)	(447)	(436)	(525)
Local NAS (thousands)(1)	6,862	7,309	8,062

Adjusted local NAS net losses (thousands)(2)	(447)	(436)	(594)
Adjusted local NAS (thousands)(2)	6,862	7,309	7,745

Long distance conversation minutes (millions)	11,248	11,771	12,500
Long distance average revenue per minute (cents)	8.3	8.9	9.1

DATA

High-speed Internet net activations (thousands)	38	50	124
High-speed Internet subscribers (thousands)(1)	2,057	2,054	2,004

VIDEO

Video net activations (thousands)	113	30	2
Video subscribers (thousands)(1)	1,949	1,852	1,822
Average revenue per subscriber ($/month)	69.59	65.37	59.69
Churn (%) (average per month)	1.2%	1.2%	1.2%

BELL WIRELESS

WIRELESS

Gross activations (thousands)(3)	1, 794	1,651	1,640
Net activations (thousands)(3)	373	351	408
Subscribers (thousands)(3) (4)	6,833	6,497	6,216
Average revenue per unit ($/month)(5)	51.70	54.29	53.92
Churn (%) (average per month)(5)	1.7%	1.6%	1.7%
Cost of acquisition (COA) ($/subscriber)(5)	350	395	404
Proforma:(6)
Average revenue per unit ($/month)(6)	50.88	52.70	52.75
Churn (%) (average per month)(6)	1.8%	1.7%	1.7
Cost of acquisition ($/subscriber)(6)	336	373	380

(1)

In 2009, following a company-wide review of subscriber metrics, our 2007 NAS customer base was reduced by 100,000, with related adjustments to previously reported NAS net (losses)/activations. Additionally, our Internet and video customer base were reduced by 35,000 and 16,000, respectively, at the end of 2009.

(2)	2007 adjusted NAS excludes the impact of:
(a) a reduction of 44,000 lines made at the beginning of 2008 to our NAS customer base, reflecting an extensive review of our historical customer account records.
(b)

an adjustment in 2008 to our beginning-of-period business NAS customer base to write-off 273,000 lines following formal notification received from a major wholesale customer in 2007 that it was in the process of migrating all of its subscribers onto its own network facilities.

(3)	Total wireless gross activations, net activations and end of period (EOP) subscribers include 100% of Virgin Mobile’s subscribers.
(4)	In 2009, following a company-wide review of subscriber metrics, we reduced wireless subscribers by 37,000 at the end of 2009.
(5)

Beginning in the third quarter of 2009, wireless average revenue per unit, churn and (COA) reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(6)	Wireless average revenue per unit, churn and COA in the prior years have been restated to include 100% of Virgin’s results, rather than 50%.

Bell is our primary operational focus and the largest component of our business.
     Traditional legacy telecommunications services (legacy services), as referred to in this MD&A, are those services, such as long distance and local telephone services, voice private lines and dedicated digital private line services, that we offer over our traditional circuit-switched voice and data networks. Growth services, as referred to in this MD&A, are made up of our wireless, video, high-speed Internet and other services, including ICT solutions.
     Our Bell Wireline segment generates revenues from the following five major lines of business:

  local and access services

  long distance services

  data services

  video services

  equipment and other.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Local and Access Services

Bell operates an extensive local access network that provides local telephone services to residential and business customers primarily in the urban areas of Ontario and Québec including major urban centres such as Toronto, Montréal, Ottawa, Québec City, Hamilton and London. We also provide local telephone services to business customers in Alberta and British Columbia and to less populated areas of Canada’s northern territories through Northwestel. The 6.9 million NAS lines we provide to our customers are a key factor in establishing customer relationships and are the foundation for the other products and services we offer. Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services (VAS) such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance service providers subsidies from the National Contribution Fund to support local service in high-cost areas.

We offer a variety of Bell Home phone packages that include unlimited local phone calling with a number of different VAS depending on the package chosen by the customer. When a Bell Home phone package is combined with our other products to form a service bundle, a customer is eligible to receive a monthly discount. To qualify, a customer must subscribe to at least two of the following products: Bell Home phone, Long Distance, Bell Internet, Bell TV and Bell Mobility. Customers subscribing to one of our bundle-eligible plans receive a single bill for all of their Bell services.
     We faced a significantly high level of competitive intensity from cable companies in 2009 as a result of them offering voice services over their networks, which continued to place downward pressure on our local telephony market share, especially in the residential market. Cable telephony in particular is being driven by its inclusion in discounted bundles and is now offered by cable operators in most major and mid-sized communities, as well as in many smaller communities. In addition, increased customer adoption of wireless telephony as their primary means of voice communication is resulting in a reduced number of primary NAS lines and contributing to a higher rate of wireless substitution.
     The Canadian Radio-television and Telecommunications Commission (CRTC) regulates rates for services in our incumbent territories that are subject to regulation. While the market for telephone services in Canada has seen increased competition since 2005 due mainly to the launch and expansion of telephony services by cable operators, past regulatory changes have improved the competitive environment for Bell from one that heavily favoured its competitors to a more level playing field. Prior to these changes, Bell’s marketing, pricing, bundling and customer winback strategies relating to local services were restricted, limiting our ability to compete against cable telephony and Voice over Internet Protocol (VoIP) providers which did not face such restrictions. On April 4, 2007, the Canadian Minister of Industry eliminated customer winback and promotional restrictions for local exchange services. We believe that these changes, along with decisions made by the CRTC since then, deregulating over 90% of Bell Canada’s residential telephone access lines and over 80% of Bell Canada’s business telephone access lines in Ontario and Québec, allow for significant improvements in our operating flexibility and have improved our ability to compete effectively with other local service providers, bundle our services and offer more value to our customers.

Long Distance Services

We provide domestic and international long distance voice services to residential and business customers. These services include a wide variety of subscription plans ranging from monthly unlimited provincial or North American calling plans catering to heavy callers to pay-per-minute plans for more casual callers.
     We also provide wholesale access service to other carriers and resellers, and receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     We offer large usage long distance packages for a set monthly price to Bell Home phone customers, allowing for affordable long distance calling across North America.
     We also offer an unlimited world long distance plan to Bell Bundle customers that allows for unlimited long distance calls to more than 50 countries, including within Canada and the United States, for one set monthly price.
     We experience significant competition in the provision of long distance service from VoIP service providers and cable companies and others, dial-around providers and prepaid card providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide long distance service at low prices using personal computers and broadband connections.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are.

Data Services

We provide high-speed Internet access service under the Bell Internet brand for residential and business customers. At December 31, 2009, we provided high-speed Internet access to more than two million customers, whether through digital subscriber line (DSL) technology, fibre-optic or wireless broadband service. Our high-speed Internet access footprint in Ontario and Québec reached more than 93% of our homes and business lines passed at December 31, 2009.

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     We currently offer three DSL packages for the light to moderate user, marketed as Essential, Essential Plus and Performance, which provide download speeds of up to 500 kilobits per second, 2 megabits per second (Mbps) and 7 Mbps, respectively. For the moderate to heavy user, we launched Bell Fibe Internet service on February 4, 2010 in the Montréal and Greater Toronto areas. Fibe Internet provides customers access to download speeds of up to 25 Mbps and upload speeds of up to 7 Mbps. Fibe Internet is enabled by advanced very high-speed digital subscriber line 2 (VDSL2) technology enhancements to Bell’s fibre-to-the-node (FTTN) network.
     We also offer wireless Internet through our Bell Wireless segment, which provides high-speed Internet access from personal desktop computers or laptops at speeds of up to 21 Mbps, using a mobile Internet universal serial bus (USB) stick.
     In addition, we offer a nationwide portable wireless broadband service that delivers wireless Internet access using worldwide interoperability for microwave access (WiMAX) technology with speeds of up to 3 Mbps. This service is enabled through the network provider Inukshuk Wireless Inc. (Inukshuk), a joint venture between Bell Canada and one of our cable competitors.
     We run Canada’s largest general interest portal, Sympatico.ca. The portal receives about 20 million unique visitors per month and reaches approximately 80% of online Canadians.
     We also sell a full range of data services to business customers. In addition to Internet access, some of the services we offer include:

  Internet protocol (IP)-based Services – Bell manages the largest IP multi-protocol label switching (MPLS) footprint of any Canadian provider, enabling us to offer customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and video. Our IP-based services include IP virtual private networks, Ethernet, business Internet and VoIP.

  ICT Solutions – Bell provides ICT solutions that include professional, managed and infrastructure services.

We also continue to offer legacy data services, such as integrated services digital network, frame relay and ATM services to existing customers. The market for these services is declining over time as customers migrate to newer technologies.

Video Services

We are Canada’s largest digital television provider, nationally broadcasting more than 500 all-digital video and audio channels and a wide range of domestic and international programming. We currently distribute our video services to more than 1.9 million customers.
     Our primary video operations are marketed nationally under the Bell TV brand and carried out through our wholly-owned Bell TV subsidiary, which has been offering DTH satellite service since 1997. Our DTH operations currently use three satellites. Telesat Canada (Telesat), our former subsidiary, operates or directs the operation of these satellites. We have leveraged this satellite capacity to offer a menu of programming options, such as a wide range of over-the-air and specialty programming, more than 100 high-definition (HD) channels with TV shows, movies, sports and other entertainment options and a broad selection of pay-per-view service offers.
     We also offer hardware, including personal video recorders (PVRs), Bell TV Online subscription video-on-demand and the most HD channels in Canada.
     The other components of our video offering that complement our DTH service include:

  Very high-speed digital subscriber line (VDSL) – We currently offer VDSL-based video services within certain multiple-dwelling units (MDUs) in select urban centres in Ontario and Québec. This service is a wireline-based video offering, providing subscribers with a competitive, fully digital video solution over a DSL line. This technology has been deployed in urban areas as an alternative to DTH service within the MDU market.

  Hybrid fibre co-axial cable – We sell residential video services through Cable VDN, a Montréal-based cable business that offers competitive analog and digital video services within certain neighbourhoods in the Greater Montréal area via its proprietary co-axial fibre network.

  IP television – We currently offer IP-based television services on a limited trial basis in selected Toronto and Montréal neighbourhoods. The service trial is designed to acquire valuable operational and marketing insights and to ensure that the IP television platform and service offering are stable and robust prior to our commercial launch expected in 2010.

Equipment and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment video set-top box (STB) sales

  network installation and maintenance services for third parties product sales, other than wireless products, at national consumer electronics retailer The Source.

Wireless Services

We offer a broad range of wireless voice and data communications products and services to consumer and business customers across Canada. We also provide an array of VAS such as call display and voicemail, e-mail, text, picture and video calling and messaging, music downloads, ringtones and games, video streaming, live TV, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a monthly rate plan (postpaid) or in advance (prepaid). Our postpaid rate plans, payable on a monthly basis, are available with a one, two or three-year contract that offer handset discounts, but also can be obtained without a contract. At December 31, 2009, we served more than 6.8 million wireless customers, of which approximately 5.0 million subscribed to postpaid rate plans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     We provide wireless communications services under the Bell, Solo Mobile and Virgin Mobile brands. Solo Mobile is a brand, owned and operated by Bell Mobility, positioned to compete against other flanker brands in Canada.
     We offer a wide variety of single-user and shared postpaid rate plans, designed for local and long distance service. Data also can be added to voice service. We provide a wide range of wireless data services to consumers and business clients, including text and e-mail services, picture and video messaging, Internet browsing, ring tunes, ringtones and screen-savers, social networking, instant messaging, multimedia such as music downloads (including Canada’s largest mobile music catalogue), video streaming, TV (including exclusive HBO programming), full-length movies and other services such as GPS navigation and location-based services. Mobile business services include sales force automation and customer relationship management tools, field service automation, and resource and asset tracking tools.
     On November 4, 2009, we participated in the launch of a new wireless high-speed packet access (HSPA)/HSPA+ network (the HSPA/HSPA+ network), capable of delivering high-speed mobile access of up to 21 Mbps to 93% of the Canadian population and covering almost 20,000 cities and towns in both urban and rural locations. The HSPA/HSPA+ network supports full global roaming, as well as a wide range of new smartphones, wireless Internet sticks and other leading-edge mobile devices. The new network also supports international roaming in more than 200 countries, including a preferred roaming agreement with AT&T Inc. (AT&T), the largest HSPA operator in the United States. The vast majority of the site connectivity for the new network was built with high-speed fibre and an all-IP architecture for enhanced reliability. The new HSPA/HSPA+ network joins our existing national 3G code division multiple access (CDMA)/evolution, data optimized (EVDO) network, which Bell currently plans to continue to operate alongside the new network.
     Our CDMA wireless network covered 99% of Ontario’s and Québec’s population and approximately 97% of Atlantic Canada’s population at December 31, 2009. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. In response to the proliferation of wireless data service, we continue to expand our EVDO network launched in October 2005. At the end of 2009, Bell’s EVDO network covered 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.
     With our dual high-speed data networks, we are able to offer Canadian consumers the broadest range of choice in wireless smartphones, including the Apple iPhone 3GS, RIM BlackBerry devices and the Palm Pre, as well as other QWERTY-keyboard and touch screen smartphones designed for data services such as e-mail, messaging, Internet access and social networking.

Employees

At December 31, 2009, BCE employed 50,662 people on a full- or part-time basis, compared with 49,536 at the end of 2008.
     The total number of Bell employees at the end of 2009 was 42,597, up from 40,779 on December 31, 2008. The increase in Bell’s headcount was primarily the result of the acquisitions on July 1, 2009 of The Source and Virgin. Excluding these acquisitions, Bell’s workforce decreased 6.1%, or by 2,492, to 38,287 employees in 2009, driven by productivity improvements in our field services and customer contact centres, efficiencies achieved from the integration of our Enterprise, SMB and Bell West units into a single unit called Bell Business Markets, a retirement incentive offered to qualifying employees represented by the Communications, Energy and Paperworkers’ Union of Canada (CEP), and a management downsizing during the second half of the year focused on achieving a competitive cost structure. The number of management departures at Bell in 2009 totalled approximately 1,200, representing about 3% of the total Bell workforce or 8% of management. We signed collective bargaining agreements in 2009 with varying expiration dates through July 6, 2014, covering approximately 10,000 of Bell’s more than 18,000 union employees. Approximately 43% of Bell employees are represented by labour unions. Since June 2008, excluding the impact of acquisitions, Bell has reduced its workforce by 5,800, primarily in the non-customer-facing management ranks, which were reduced by 22%.
     At Bell Aliant, the total number of employees decreased to 8,065 in 2009 from 8,757 in the previous year, due mainly to workforce reduction programs initiated in the fourth quarter of 2008 and throughout 2009 that further streamlined Bell Aliant’s organizational structure.

STRATEGIC IMPERATIVES

This section contains forward-looking statements concerning our business objectives and strategies. For a description of assumptions underlying certain of such forward-looking statements, refer to Business Outlook and Assumptions. For a description of certain risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.
     Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as a foremost provider of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Our strategy to deliver a better customer experience at every level is enabled by our five strategic imperatives:

  Improve Customer Service

  Accelerate Wireless

  Leverage Wireline Momentum

  Invest in Broadband Networks and Services

  Achieve a Competitive Cost Structure.

These strategic imperatives are rooted in efficiently and cost effectively delivering consistent, reliable, high-quality communications services to customers, proactively managing legacy revenue erosion and profitably expanding our customer base.

Our ability to return cash to shareholders now and in the future is directly supported by accelerating our business performance. The Bell team’s progress in executing our customer-focused strategy in 2009 supports the financial flexibility required to continue to create value for shareholders, to maintain a strong balance sheet and to invest significantly in network and service program expansion. We intend to execute our business plan in 2010 on the basis of disciplined market leadership behaviour, while maintaining a balance between profitable growth and market share in each of our lines of business.

The following table highlights some of the important steps we took in 2009 to address each of our 5 Strategic Imperatives.

STRATEGIC IMPERATIVE	OBJECTIVES	2009 ACCOMPLISHMENTS

Improve customer service

Deliver the programs and investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers

Enhance customers’ overall experience with Bell by delivering the service basics in terms of call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees, all of which will help differentiate us from our competitors and gain long-term customer loyalty

Improved service delivery by meeting more than 90% of our commitments for Same Day Next Day service for all our residential home products

Reduced residential call centre volumes by 16% year over year

Improved help desk agent satisfaction by three percentage points, from 79% to 82%

73% of all new high-speed Internet service customers used our Full Install service

Invested significantly in our field services operations, with 2,000 new service vehicles equipped with GPS and laptops and a new team-based support structure to drive speed and productivity

Customer satisfaction with our field technicians exceeded 90%

Reduced business customer outages in our core data and broadband services by approximately 30%

Provided upgraded online and over-the-phone options to Bell’s wireless customers, allowing them to take advantage of self-service capabilities for basic service issues, which improved overall customer satisfaction levels while saving costs for the company

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MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATEGIC IMPERATIVE	OBJECTIVES	2009 ACCOMPLISHMENTS

Accelerate wireless	Profitably grow our wireless business by capturing our fair share of the postpaid market, maximizing average revenue per unit (ARPU) by targeting high-value subscribers, increasing our share of in-bound global roaming, driving higher wireless data penetration and usage, and leveraging the HSPA/HSPA+ network and footprint advantage

The key elements of our wireless strategy are as follows:

  focusing on voice and data services that are attractive to both residential and business customers maintaining the most technologically advanced, high-quality and pervasive wireless network possible offering a wide range of high-quality handsets

  improving customer service while reducing churn

  expanding sales distribution channels to increase points of presence and retail traffic.

Participated in the launch of a new national HSPA/HSPA+ wireless network, the broadest in Canada

Offered the widest range of choice in wireless devices with more than 50 different mobile device options available to customers, including smartphones such as the Apple iPhone 3GS, RIM BlackBerry Bold and the Palm Pre

Acquired consumer electronics retailer The Source and its approximately 750 retail stores, giving us a national presence in Canada’s highest-traffic mall locations and effectively increasing the number of places where customers can buy Bell products and services. Bell Mobility and Virgin Mobile launched at The Source in January 2010.

Acquired the remaining 50% of the equity of Virgin not already owned, along with a long-term brand licencing agreement with the Virgin Group. We believe that full ownership of this asset enhances our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands.

Mobile data revenue grew 32%, accounting for 18% of wireless service revenues by the end of 2009

Announced the signing of a preferred reciprocal wireless roaming agreement with AT&T, the largest HSPA operator in the United States, that will enable AT&T wireless customers to roam on the new wireless HSPA/HSPA+ network while providing Bell customers with access to AT&T’s GSM and 3G wireless networks in the United States

Leverage wireline momentum

Reduce the rate of local residential line losses through winbacks, driving higher multi-product home penetration, and increasing household-move wins and retentions. Our TV and broadband Internet services remain critical components of our service bundling strategy, which we intend to further leverage in order to drive subscriber acquisition and retention, and to maximize average revenue per household (ARPHH).

In our business markets, our focus will remain on retaining small business customers and winning important large business customer contracts. This will be supported by the strength of our IP MPLS network and the breadth of our ICT services, which should help moderate the decline in voice and data revenues.

Reduced the number of residential line losses by 12.6% over 2008 through improving service delivery, winbacks and service bundling

Maintained our industry leadership in HD by offering over 100 HD channels, the most in Canada. With Bell TV’s market leadership in HD, we became the fastest-growing TV service in Canada.

Residential Internet subscribers were up 25% year over year

ARPHH increased 9%

No major large business customer contracts lost in 2009

Maintained our market share of the mass and mid-sized business market segments

Made a minority interest investment in the Montréal Canadiens Hockey Club and the Bell Centre, allowing us to leverage the marketing power of the Canadiens name and the popularity of the Canadiens content on TV, online and on mobile phones

26   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATEGIC IMPERATIVE	OBJECTIVES	2009 ACCOMPLISHMENTS

Invest in broadband networks and services	Continue investing in fibre build-outs and pursue advanced network enhancements to further grow our base of subscribers on broadband platforms

We also aim to roll out thousands of new FTTN network locations serving millions of households and businesses, enabling new online video, networking and other rich, high-speed IP-based services

With respect to our wireless business, leverage the advantages of the HSPA/HSPA+ national network.

Participated in the launch of a new national HSPA/HSPA+ wireless network, the broadest deployment in Canada

Expanded our high-speed fibre optic capabilities through our FTTN rollout to residential neighbourhoods and to MDUs throughout the Québec-Windsor corridor. At the end of 2009, our FTTN network reached 2.9 million homes out of a total of approximately 6.4 million households in Bell’s incumbent territories.

Substantially advanced the deployment of VDSL2 technology, with close to two million homes passed offering up to 25 Mbps service capability

Increased our base of FTTN subscribers by 46% in 2009 to 500,000.

Subsequent to the end of 2009, we have:

  announced our plan to deploy fibre-to-the-home (FTTH) in Québec City. Québec City is the largest urban centre in Canada to be selected to date for the deployment of FTTH, which will offer consumers and business customers download speeds of at least 100 Mbps.

  announced the deployment of FTTH in all new urban and suburban housing developments in Ontario and Québec beginning in the second half of 2010. This is in addition to our deployment of fibre-to-the-building (FTTB) to MDUs already underway. At the end of 2009, 360 MDUs were equipped with Bell fibre, primarily in Toronto and Montréal.

  launched our new Bell Fibe high-speed Internet service, providing customers access to enhanced download speeds of up to 25 Mbps and the fastest upload speeds available in the market at up to 7 Mbps announced the launch of competitive Bell IPTV services in Toronto and Montréal starting in 2010, which is expected to enhance Bell’s competitive position in these core urban markets and complement our existing Bell TV DTH-based service.

Achieve a competitive cost structure

Cost containment is a core element of our financial performance and remains a key factor in our objective to maintain margins in the face of both the expected continued decline in legacy revenues and a further shift in product mix towards growth services

We aim to accomplish this through building the most cost-effective structure possible to extract maximum operational efficiency and productivity gains throughout our business.

Reduced Bell’s total workforce by 2,500 in 2009 (excluding the increase in Bell’s workforce due to the acquisitions of The Source and Virgin)

Combined our Enterprise, SMB and Bell West units into a single, business-focused unit called Bell Business Markets to improve customer focus and optimize efficiency

Reduced operating expenses related to wireline field services, IT, network and corporate support by approximately $100 million over 2008

Renegotiated contracts with our key IT and outsource suppliers. Since 2008, we have reduced IT and network supply chain costs by 15%

Improved working capital through tighter collection of accounts receivable, and accounts payable and inventory management. We lowered Bell’s accounts receivable balance by approximately $100 million in 2009 and improved Days Sales Outstanding by approximately five days.

Reduced travel and entertainment expenses by 17%

Completed a $1 billion public debt offering which replaced existing debt with new debt at a significantly lower cost.

BCE INC. 2009 ANNUAL REPORT   27

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements concerning the business outlook of our Bell Wireline, Bell Wireless and Bell Aliant segments. This section also describes certain key economic, market and operational assumptions we have used in making such forward-looking statements and other forward-looking statements contained in this MD&A. For a description of risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.
     Based on the estimates of the six major banks in Canada at the end of 2009, the Canadian economy is expected to grow, on average, by 2.6% in 2010. Consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010.
     In addition, we have made certain market assumptions in preparing our business outlook for 2010, including the following:

  increased spending and investment by business customers as the economic environment strengthens revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to land line substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions wireless industry penetration growth in 2010 similar to 2009, and

  TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Our business outlook is also based on certain operational assumptions and other market assumptions that are discussed below.

Bell Wireline

In both our residential and business markets for 2010, we will seek to minimize the decline in revenues from legacy voice and data services mainly through ongoing service and product value enhancements, targeted marketing initiatives to slow the rate of NAS erosion, and leveraging the strength of our core connectivity services portfolio.
     Many of our residential market product lines demonstrate a good level of inelasticity to a downturn in the economy. However, with an expected increase in housing starts and residential moves as the economy improves, we could experience higher customer turnover.
     Although we will continue to incur local line losses, primarily as a result of cable telephony competition, we are targeting a relatively stable rate of residential NAS erosion based on the assumption that targeted retention and service bundle offers, customer winbacks and better service execution will maintain residential customer NAS line losses steady year over year. However, aggressive marketing actions from the new wireless entrants, which may include offering low-priced wireless home phone replacement plans, could also result in higher residential customer NAS line losses.
     At Bell TV, we intend to leverage our market leadership position in HD programming, seek greater penetration within the MDU market and capitalize on our ownership of The Source to drive subscriber acquisition and higher ARPU, while proceeding with a measured launch of IPTV. Our focus at Bell Internet will centre on expanding our FTTN customer base, building out FTTH in targeted markets, and pursuing usage-based pricing in order to grow revenues. We also intend to achieve service improvements by further enhancing the speed and reliability of our broadband Internet network, while continuing to offer full installation and customer support for new subscribers.
     Business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced employment levels. It is expected that these trends will continue to have a negative impact on demand at least through the first two quarters of 2010. As the economy strengthens, we expect that the performance of our Business Markets unit, including business NAS line losses, will improve gradually, based on an assumption of increased customer spending, new business formation and higher demand for basic connectivity and ICT services. However, even with a recovery in the economy, more conservative strategies by large business customers may result in lower capital spending requirements and the deferral of ICT projects. Furthermore, any additional softening in employment levels or new business starts in the small and medium sized business segment of the market in Ontario and Québec could drive business NAS erosion higher.
     Through our Business Markets unit, we will continue to deliver network-centric ICT solutions to large business and public sector clients that increase the value of connectivity services. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from consumer-only plays and other telecom competitors seek to grow their business in these markets. We

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also intend to introduce service offerings that help drive innovative solutions and value for our small and mid-sized customers, while focusing on growing overall profitability through customer retention, maintaining ARPU levels and optimizing operations to further reduce costs.
     Other areas of focus at Bell Wireline for 2010 include ongoing improvements in customer experience and the introduction of new products in our markets, including the launch of Bell Fibe, a new high-speed Internet service enabled by our extensive broadband fibre footprint that is expected to encompass 3.6 million homes by the end of 2010 and offer download speeds of up to 25 Mbps to a majority of our customers, and the anticipated launch of Bell IPTV services in Toronto and Montréal. These initiatives, as well as ongoing investment in our fibre optic network to further expand our wireline broadband footprint, are expected to strengthen our competitive position versus the cable companies.
     We also intend to maintain a strong focus on cost control in order to support the objective of maintaining stable EBITDA margins. This assumes that we will be able to achieve expense savings from renegotiated contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network.

Bell Wireless

We expect higher wireless usage and roaming revenues year over year, based on higher employment levels, increased discretionary spending and the resumption of travel consistent with our assumption that the economic environment improves in the second half of 2010. As a result of new wireless entrant competition, which should intensify progressively throughout the course of 2010 as additional service providers come to market, we expect added pressure on ARPU and customer churn, highlighting the critical importance of continuing to improve customer satisfaction and proactively focusing on customer retention. This is expected to be mitigated in part by the impact of the recently launched HSPA/HSPA+ network, which should drive increased smartphone device penetration and incremental growth in data usage and roaming.
     We expect that our Wireless unit will continue to be a key contributor to Bell’s revenue and EBITDA results in 2010. The financial performance of Bell Wireless is based on its continued ability to focus on profitable growth and execute its market strategies. We have assumed that our wireless revenue growth will be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base. We will seek to achieve our ARPU objectives through data revenue growth, supported by the new HSPA/HSPA+ network, higher demand for data services and increasing usage from wireless services such as text and picture messaging, web browsing, music and video downloads and community portals such as Facebook and YouTube. We also have assumed that we will benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services.
     We intend to continue introducing new products and services to the market in a timely manner, balancing innovation with profitability. The development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, photos, music and streaming video clips, TV and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we aim to introduce additional high-speed enabled data applications and other services to our wireless customers in order to deliver increasing value to them. However, the proliferation of these relatively more expensive and sophisticated devices, as well as heightened competitive activity, is expected to exert pressure on EBITDA, due mainly to increased handset subsidization resulting in higher subscriber acquisition and retention costs.
     We have moderate wireless subscriber growth expectations for 2010 that assume a significant increase in our points of sale due to the launch of Bell Mobility and Virgin at The Source in January 2010 and that also take into account the impact of new entrants. Our 2010 financial outlook for Bell Wireless assumes a view that requires diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration.

Bell Aliant

Bell Aliant intends to continue to pursue the five strategic objectives it identified in 2009. Firstly, it intends to improve the customer experience through improvements to service fundamentals supported by operational improvements to its processes, tools and training. Secondly, it intends to mitigate customer churn through increasing its retention efforts and increasing the penetration of service bundles. Bell Aliant also intends to make enhancements to its value packages and bundle offers in 2010 as these have proven to be effective churn-reduction tools in the past. Thirdly, Bell Aliant plans to focus on growing its broadband business by increasing its investment in FTTH technology in 2010. This increased investment should enable Bell Aliant to provide Internet speeds exceeding those of its competitors in those markets where the technology has been deployed, increase Bell Aliant’s IPTV footprint and allow for more IP service development. Bell Aliant’s fourth strategic objective is to become more profitable and more competitive through resetting its cost structure. As a result of organizational restructurings implemented at the end of 2008 and throughout 2009, Bell Aliant is

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MANAGEMENT’S DISCUSSION AND ANALYSIS

well-positioned to operate more efficiently in the future. Bell Aliant plans to focus on increasing productivity by concentrating on continued cost containment, procurement improvements and gains in process and operational efficiency. Finally, in 2010, Bell Aliant will maintain its performance-based culture by more closely aligning personal performance with corporate objectives. Building on current learning programs, it will aim to invest in new learning opportunities for its leaders and front-line managers.

2009 OPERATING HIGHLIGHTS

Our operating results for 2009 reflect improved year-over-year wireline performance, growing momentum in our TV business, disciplined execution of our wireless strategy, and diligent cost management that delivered strong earnings and substantial cash flow to support investment in the business, increases to BCE Inc.’s common share dividend and share buy-back programs.
     Top-line growth of 1.0% at Bell in 2009 was driven largely by the inclusion of revenues from the acquisitions of The Source and Virgin. Increased revenues from our TV, Internet, wireless data and IP broadband connectivity services also contributed to overall growth in 2009.
     The weak economy adversely impacted the revenue performance of our Business Markets unit in 2009, which experienced higher NAS line disconnections, fewer new installations, lower equipment sales, as well as reduced demand for basic connectivity service as business customers deferred spending and lowered usage. However, our residential business was less affected by the economic downturn and also effectively managed the competitive pressures of cable telephony, as evidenced by the year-over-year improvement in residential local line losses. Our home services bundling strategy, together with improvements in service delivery, helped reduce the total number of residential NAS losses by 13% in 2009, while contributing to a 9% increase in ARPHH and higher TV and residential high-speed Internet net subscriber activations.
     Notwithstanding strong postpaid subscriber growth, higher wireless data usage and the additional revenues from owning 100% of Virgin, Bell Wireless operating revenues grew modestly in 2009, mainly as a result of lower voice usage and decreased roaming consistent with reduced travel, employment levels and discretionary spending in a soft economy. Although ARPU decreased in 2009, the year-over-year decline progressively improved in the second half of the year, providing some evidence that the economy is beginning to stabilize.
     Led by the performance of Bell Wireless, we enjoyed improved subscriber acquisitions in 2009 from our growth services, comprised primarily of wireless, video and high-speed Internet, despite weak economic conditions and competitive pressures across all product lines.
     Total wireless net activations increased 6.3% in 2009, supported by strong postpaid growth in the second half of the year. This result reflected the positive consumer response to our expanded lineup of mobile devices, driven largely by the launch of the new HSPA/HSPA+ network, the growing popularity of wireless Internet sticks, the attractiveness of our promotional offers, and better sales execution through our independent retail channels. Although postpaid net activations in 2009 were essentially unchanged compared with the previous year, we experienced improved postpaid subscriber acquisition momentum as the year progressed, highlighted by a 20% year-over-year increase in the second half of 2009. Postpaid subscriptions represented 89% of our total wireless net activations in 2009.
     Our Bell TV unit added 113,000 net video subscribers in 2009 compared with 30,000 in the previous year. Success was driven by strong direct and retail sales channel results as we continue to leverage our position as the industry leader in HD programming, as well as by increased customer subscriptions from MDUs. Video ARPU increased 6.5% in 2009, reflecting a shift in customer mix to HD and upgrades to premium programming packages.
     In a maturing Canadian Internet market, which has resulted in slower high-speed Internet subscriber growth for the overall industry and aggressive acquisition offers from the cable TV competitors, we added 38,000 net high-speed Internet subscribers in 2009. Although this represents 12,000 fewer new net subscriber activations compared with 2008, due to higher business customer deactivations as a result of the weak economy, our residential high-speed Internet net activations increased year over year. Improved residential sales were driven largely by our competitive product offers that are supported by full installation service and an increased number of customers using our FTTN network.
     Our residential local voice business continued to perform solidly, despite ongoing aggressive competition particularly from the cable operators, due mainly to a higher number of customer winbacks and effective marketing. Our residential services bundling strategy, together with improvements in service delivery, helped reduce the total number of residential line losses by 12.6% in 2009, slowing the annual rate of residential NAS erosion to 7.9% in 2009 from 8.3% in 2008. However, total NAS losses at Bell increased 2.5% year over year due to a greater number of business access line disconnections and fewer new installations because of the economic slowdown, resulting in a business NAS erosion rate of 3.7% in 2009 compared with 1.7% in 2008.

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     Operating income at Bell was 13.5% higher in 2009, due to lower restructuring and other charges and higher EBITDA. Bell’s EBITDA grew by 1.4% in 2009 as higher operating revenues and cost reductions more than offset higher pension expense, foreign exchange losses stemming from higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases, and increased sponsorship-related costs for the Vancouver Winter Olympics. EBITDA growth in 2009 also reflected the reversal of a liability for CRTC video broadcast licence fees in the amount of $54 million resulting from a settlement with the federal government. With the slower pace of erosion in our high-margin residential wireline business, disciplined execution of our wireless strategy, continued strong results at Bell TV and ongoing execution in our efficiency programs to reduce overall costs, Bell’s EBITDA margin remained essentially unchanged year over year at 38.1% in 2009 compared with 37.9% in 2008.
     Bell invested $2,390 million of capital in 2009, or 2.8% less than 2008, which corresponds to a capital intensity ratio of 15.9% of revenues compared with 16.5% in 2008. Capital expenditures in 2009 supported Bell’s strategic imperatives with a particular focus on completing the deployment of the HSPA/HSPA+ network and continuing to add fibre to our wireline broadband network. At year end, our FTTN broadband network reached more than 2.9 million homes.
     BCE’s operating revenues increased 0.4% in 2009 while EBITDA improved 1.2%, reflecting our disciplined focus on controlling costs in a challenging economic and competitive environment.
     BCE’s cash flow from operating activities was $4,884 million in 2009, down from $5,909 million in the previous year. Free cash flow(3) available to BCE Inc.’s common shareholders was $1,456 million in 2009 versus $1,689 million in 2008. The year-over-year decrease was due to higher pension plan contributions, including a $500 million voluntary contribution, and increased investment in working capital at Bell, partly offset by higher EBITDA, reduced capital spending and a decrease in restructuring cost payments. The $500 million voluntary cash contribution was made at the end of 2009 in respect of Bell Canada’s defined benefit pension plan, and is expected to improve our financial flexibility by reducing our overall future pension funding requirements as well as the volatility of that funding.
     Net earnings applicable to common shares for 2009 were $1,631 million, or $2.11 per share, compared with $819 million, or $1.02 per share, in 2008. The year-over-year increase in earnings was due mainly to asset write-downs in 2008 related to non-core investments, lower restructuring and other charges, the favourable resolution of uncertain tax positions, and gains on sales of non-core assets. Adjusted EPS increased 11.1% to $2.50 per common share in 2009 from $2.25 per common share, primarily as a result of the favourable resolution of uncertain tax positions, higher EBITDA, lower interest expense and fewer common shares outstanding due to share repurchases under BCE Inc.’s 2008/2009 NCIB program completed in May 2009.
     Some of our segments’ revenues vary slightly by season. Wireline segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales to business customers and higher consumer electronics sales at The Source during the holiday period. Our operating income can also vary by season. Wireless segment operating income tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season.

(3)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC. 2009 ANNUAL REPORT   31

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL AND QUARTERLY INFORMATION

Annual Financial Information

The following tables show selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for each year from 2005 to 2009. We discuss the factors that caused our results to vary over the past three years throughout this MD&A.

	2009	2008	2007	2006	2005

OPERATIONS

Operating revenues	17,735	17,661	17,707	17,516	17,428
Cost of revenue, exclusive of depreciation and amortization	(4,525)	(4,389)	(4,058)	(3,945)	(4,020)
Selling, general and administrative expenses	(6,121)	(6,268)	(6,658)	(6,780)	(6,568)

EBITDA(1)	7,089	7,004	6,991	6,791	6,840

Depreciation	(2,595)	(2,537)	(2,547)	(2,503)	(2,505)
Amortization of intangible assets	(776)	(727)	(634)	(612)	(550)
Restructuring and other	(527)	(871)	(331)	(354)	(55)

Operating income	3,191	2,869	3,479	3,322	3,730
Other (expense) income	(18)	(253)	2,406	(186)	13
Interest expense	(723)	(791)	(859)	(940)	(934)

Pre-tax earnings from continuing operations	2,450	1,825	5,026	2,196	2,809
Income taxes	(368)	(469)	(735)	(78)	(795)
Non-controlling interest	(333)	(323)	(332)	(222)	(192)

Earnings from continuing operations	1,749	1,033	3,959	1,896	1,822
Discontinued operations	(11)	(90)	98	111	139

Net earnings	1,738	943	4,057	2,007	1,961
Dividends on preferred shares	(107)	(124)	(131)	(70)	(70)

Net earnings applicable to common shares	1,631	819	3,926	1,937	1,891

Net earnings per common share
Continuing operations – basic	2.12	1.13	4.76	2.12	1.89
Continuing operations – diluted	2.12	1.12	4.75	2.12	1.89
Net earnings – basic	2.11	1.02	4.88	2.25	2.04
Net earnings – diluted	2.11	1.01	4.87	2.25	2.04

Included in net earnings
Net gains (losses) on investments
Continuing operations	48	(358)	2,125	419	33
Discontinued operations	(7)	(62)	123	106	(6)
Restructuring and other	(339)	(572)	(206)	(222)	(37)
Cost incurred to form Bell Aliant	–	–	–	(42)	–
Adjusted net earnings(2)	1,929	1,811	1,884	1,676	1,901
Adjusted EPS(2)	2.50	2.25	2.34	1.95	2.05

Ratios
EBITDA margin (%)	40.0%	39.7%	39.5%	38.8%	39.2%
Operating margin (%)	18.0%	16.2%	19.6%	19.0%	21.4%
Return on equity (%)	11.3%	5.6%	30.0%	15.7%	14.9%

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(2)

The terms Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measures.

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	2009	2008	2007	2006	2005

BALANCE SHEET

Total assets	38,050	39,663	38,230	37,415	40,834
Cash	687	3,052	2,646	557	336
Debt due within one year (including bank advances and notes payable)	600	2,201	721	1,004	1,178
Long-term debt	10,299	10,099	10,766	12,007	12,033
Common shareholders’ equity	14,204	14,541	14,462	11,697	13,051

Ratios
Total debt to total assets (times)	0.29	0.31	0.30	0.35	0.32
Long-term debt to total shareholders’ equity (times)	0.64	0.70	0.65	0.97	0.89

Cash flows
Cash flows from operating activities	4,884	5,909	5,730	5,353	5,313
Cash flows used in investing activities	(3,217)	(3,948)	(58)	(3,683)	(3,758)
Capital expenditures	(2,854)	(2,986)	(3,140)	(3,120)	(3,349)
Business acquisitions	(338)	(56)	(163)	(65)	(226)
Business dispositions	11	(10)	3,123	–	–
Formation of Bell Aliant	–	–	(7)	(255)	–
Other investing activities	(89)	(726)	13	(3)	39
Cash flows used in financing activities	(4,044)	(1,559)	(3,914)	(3,639)	(1,613)
Repurchase of common shares	(894)	(92)	(227)	(1,241)	–
Issue of common shares	2	50	153	29	25
Net repayment of debt instruments	(1,385)	(451)	(1,766)	(432)	(47)
Financing activities of subsidiaries with third parties	–	–	(333)	(292)	(77)
Cash dividends paid on common shares	(1,201)	(587)	(1,147)	(1,169)	(1,195)
Cash dividends paid on preferred shares	(107)	(129)	(124)	(84)	(86)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(369)	(366)	(404)	(293)	(169)
Cash provided by discontinued operations	2	3	319	2,105	128

Ratios
Free cash flow	1,456	1,689	1,960	1,810	1,803
Capital intensity (%)	16.1%	16.9%	17.7%	17.8%	19.2%

SHARE INFORMATION

Average number of common shares (millions)	772.9	805.8	804.8	861.4	926.8
Common shares outstanding at end of year (millions)	767.2	803.1	805.3	807.6	927.3
Market capitalization	22,249	20,182	31,930	25,359	25,844
Dividends declared per common share (dollars)	1.58	0.73	1.46	1.32	1.32
Book value per share (dollars)	18.51	18.11	17.96	14.48	14.07
Total dividends declared on common shares	(1,218)	(588)	(1,172)	(1,132)	(1,222)
Total dividends declared on preferred shares	(107)	(124)	(131)	(70)	(70)
Market price per common share (dollars)
High (end of day)	29.00	40.23	41.74	32.92	32.95
Low (end of day)	23.35	21.23	29.13	25.56	26.60
Close	29.00	25.13	39.65	31.40	27.87

Ratios
Common dividend yield (%)	5.4%	2.9%	3.6%	4.6%	4.6%
Common dividend payout ratio (%)	73.6%	71.7%	29.2%	60.4%	63.2%
Price to earnings ratio (times)	13.74	24.64	8.13	13.96	13.66
Price to book ratio (times)	1.57	1.39	2.21	2.17	1.98
Price to cash flow ratio (times)	11.03	6.92	12.31	12.12	13.15

Other data
Number of employees (thousands)	51	50	53	53	55

BCE INC. 2009 ANNUAL REPORT   33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Information

The following table shows selected consolidated financial data by quarter for 2009 and 2008. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2009				2008

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,650	4,457	4,297	4,331	4,476	4,437	4,388	4,360
EBITDA	1,737	1,801	1,791	1,760	1,741	1,769	1,743	1,751
Depreciation	(704)	(636)	(630)	(625)	(683)	(619)	(612)	(623)
Amortization of intangible assets	(200)	(192)	(191)	(193)	(185)	(173)	(175)	(194)
Restructuring and other	(82)	(191)	(146)	(108)	(207)	(310)	(71)	(283)

Operating income	751	782	824	834	666	667	885	651
Earnings from continuing operations	377	584	376	412	23	303	415	292
Discontinued operations	(1)	–	(4)	(6)	(41)	(23)	(23)	(3)

Net earnings (loss)	376	584	372	406	(18)	280	392	289
Net earnings (loss) applicable to common shares	350	558	346	377	(48)	248	361	258

Net earnings (loss) per common share
Continuing operations – basic	0.46	0.72	0.45	0.49	(0.01)	0.34	0.48	0.32
Continuing operations – diluted	0.46	0.72	0.45	0.49	(0.01)	0.33	0.48	0.32
Net earnings – basic	0.46	0.72	0.45	0.48	(0.06)	0.31	0.45	0.32
Net earnings – diluted	0.46	0.72	0.45	0.48	(0.06)	0.30	0.45	0.32

Included in net earnings
Net gains (losses) on investments
Continuing operations	11	36	–	1	(346)	(14)	4	(2)
Discontinued operations	–	(4)	(3)	–	(26)	(16)	(20)	–
Restructuring and other	(48)	(123)	(98)	(70)	(117)	(210)	(48)	(197)

Adjusted net earnings applicable to common shares	387	649	447	446	441	488	425	457
Adjusted EPS	0.51	0.84	0.58	0.57	0.55	0.60	0.53	0.57
Average number of common shares outstanding – basic (millions)	767.2	767.2	769.0	788.3	806.4	806.0	805.6	805.3

Fourth Quarter Highlights

BCE’s operating revenue was $4,650 million in the fourth quarter of 2009, or 3.9% higher compared to the same period last year.
     Revenues at Bell increased 4.8% in the fourth quarter of 2009, reflecting higher year-over-year product sales from the acquisitions of The Source and Virgin. Growth in revenues from our video, wireless data and IP broadband connectivity services were offset by the ongoing impact of the slow pace of economic recovery in our Business Markets unit, which experienced higher NAS line losses and reduced equipment sales this quarter.
     BCE’s operating income in the fourth quarter of 2009 was $751 million compared to $666 million in the fourth quarter of 2008. BCE’s EBITDA was $1,737 million in the fourth quarter of 2009, or 0.2% lower compared to the same period last year.
     Bell’s operating income in the fourth quarter of 2009 was $572 million compared to $520 million for the same period last year due to higher EBITDA and lower restructuring and other. Bell’s EBITDA grew 1.0% to $1,395 million in the fourth quarter of 2009 from $1,381 million for the same period last year as higher revenues and continued tight cost control more than offset the impact of higher pension costs and higher new wireless subscriber acquisition costs. The increase in new wireless subscriber activations in the fourth quarter of 2009 can be attributed to the success of Bell’s new handset lineup that uses the new HSPA/HSPA+ network that was launched in November 2009. These factors were partly offset by the reversal of a liability totalling $54 million for CRTC video broadcast licence fees for the period from September 2006 to August 2009.
     Restructuring and other of $82 million in the fourth quarter of 2009 decreased by $125 million from $207 million for the same period in 2008 due to lower workforce reduction initiatives at both Bell and Bell Aliant and a decrease in other charges as the fourth quarter of 2008 included costs associated with the proposed privatization transaction.
     Earnings from continuing operations of $377 million in the fourth quarter of 2009 was $354 million higher compared to $23 million for the same period last year as the fourth quarter of 2008 included a charge of $372 million related mainly to the write-down of most of our available-for-sale investments.
     Free cash flow decreased to $15 million in the fourth quarter of 2009 from $647 million in the same period last year due in part to a $500 million voluntary pension contribution and increased pension plan funding in 2009.

34   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance in 2009 compared with 2008 and 2008 compared with 2007. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Consolidated Analysis

				% CHANGE

	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Operating revenues	17,735	17,661	17,707	0.4%	(0.3%)
Cost of revenue, exclusive of depreciation and amortization	(4,525)	(4,389)	(4,058)	(3.1%)	(8.2%)
Selling, general and administrative expenses	(6,121)	(6,268)	(6,658)	2.3%	5.9%

EBITDA	7,089	7,004	6,991	1.2%	0.2%
Depreciation	(2,595)	(2,537)	(2,547)	(2.3%)	0.4%
Amortization of intangible assets	(776)	(727)	(634)	(6.7%)	(14.7%)
Restructuring and other	(527)	(871)	(331)	39.5%	n.m.

Operating income	3,191	2,869	3,479	11.2%	(17.5%)
Other (expense) income	(18)	(253)	2,406	92.9%	n.m.
Interest expense	(723)	(791)	(859)	8.6%	7.9%

Pre-tax earnings from continuing operations	2,450	1,825	5,026	34.2%	(63.7%)
Income taxes	(368)	(469)	(735)	21.5%	36.2%
Non-controlling interest	(333)	(323)	(332)	(3.1%)	2.7%

Earnings from continuing operations	1,749	1,033	3,959	69.3%	(73.9%)
Discontinued operations	(11)	(90)	98	87.8%	n.m.

Net earnings	1,738	943	4,057	84.3%	(76.8%)
Dividends on preferred shares	(107)	(124)	(131)	13.7%	5.3%

Net earnings applicable to common shares	1,631	819	3,926	99.1%	(79.1%)

Earnings per share (EPS)	2.11	1.02	4.88	n.m.	(79.1%)

n.m.: not meaningful

Operating Revenues

2009 COMPARED TO 2008

Total operating revenues at BCE were $17,735 million in 2009, up from $17,661 million in 2008.
     Bell revenues increased 1.0% in 2009 to $15,020 million from $14,871 million in 2008, due to higher revenues generated by both our Bell Wireline and Bell Wireless segments. Total Bell revenues in 2009 were comprised of service revenues totalling $13,611 million, representing a 0.6% decline when compared with 2008, and product revenues of $1,409 million representing a 19.8% increase year over year.
     Bell Wireline’s revenues in 2009 were essentially unchanged, increasing by 0.2% year over year. Higher product revenues resulting from the acquisition of The Source in the third quarter of 2009, as well as growth in revenues from our video, Internet and IP broadband connectivity services, were largely offset by lower residential local voice and long distance revenues reflecting a decline in the NAS customer base, higher business NAS access line losses and reduced equipment sales to business customers given the weak economy, and decreased connectivity revenues stemming mainly from business customer losses and competitive pricing pressures.
     Bell Wireless segment revenue growth of 1.8% in 2009 was driven primarily by a larger subscriber base, increased data usage, and the revenue contribution from the acquisitions of Virgin and The Source. Although Bell Wireless contributed positively to Bell’s overall revenue growth, wireless service revenue increased only modestly as a result of weaker voice ARPU in 2009 compared with the previous year. The year-over-year decline in voice ARPU was due to a softer economy, which reduced overall wireless usage and discretionary consumer and business spending, as well as to ongoing competitive pricing pressures stemming from increased industry penetration of flanker brands.
     Revenues at Bell Aliant were 3.7% lower in 2009 compared with 2008 due to the continued erosion of its local wireline and long distance businesses, and lower telecom product sales. These were partly offset primarily by higher revenues from growth in Internet and IP-based broadband connectivity services and an increase in wireless and IT revenues. The wind-down of the operations of Atlantic Mobility Products (AMP) in the third quarter of 2008 following Bell Canada’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada also adversely impacted Bell Aliant’s revenues in 2009.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC. 2009 ANNUAL REPORT   35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 COMPARED TO 2007

Total operating revenues at BCE were $17,661 million in 2008, compared with $17,707 million in 2007. Despite higher revenues at Bell, the year-over-year decrease in total operating revenues was attributable primarily to the sale of Telesat on October 31, 2007, which contributed revenues of $458 million in 2007. Lower revenues at Bell Aliant also contributed to the annual decline in total operating revenues at BCE.
     Bell’s revenues grew 1.6% to $14,871 million in 2008 from $14,643 million in 2007. The year-over-year increase was driven by revenue growth of 7.9% at Bell Wireless, reflecting the combined impact of a larger subscriber base, greater data usage and increased roaming revenues. This increase was partly offset by a 0.7% decline at our Bell Wireline segment brought about largely by the loss of residential local voice and long distance business to alternative service providers, competitive pressures in our wholesale business, and lower overall product sales consistent with our continued focus on not pursuing low-margin business. Growth in revenues from video, Internet, IP broadband connectivity and ICT services moderated the year-over-year decline in Bell Wireline’s revenues in 2008.
     Revenues at Bell Aliant were 0.5% lower in 2008 compared with the previous year, due mainly to the wind-down in the operations of AMP in the third quarter of 2008, as well as to continued erosion of its local wireline and long distance businesses. This was largely offset by the increase in revenues from growth in data (including Internet), wireless and IT revenues.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

2009 COMPARED TO 2008

Operating expenses for BCE were virtually unchanged in 2009, decreasing 0.1% to $10,646 million from $10,657 million in 2008. The year-over-year improvement was due to lower selling, general and administrative expenses, offset partly by higher cost of revenue.
     Cost of revenue was $4,525 million in 2009, up 3.1% when compared to $4,389 million last year. The increase in cost of revenue can be attributed mainly to higher product costs, consistent with growth in total product revenues, due to the acquisitions of The Source and Virgin. Higher costs associated with increased wireless data usage and more mobile data content, higher cost of service at Bell TV from a larger subscriber base and increased programming costs, as well as higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases of wireless devices, video STBs and cross-border exchange traffic, also contributed to the year-over-year increase in cost of revenue. These factors were partly offset by the reversal of a liability totalling $54 million for CRTC video broadcast licence fees for the period from September 2006 to August 2009, lower wireless network expenses, as well as by decreased payments to other carriers resulting from reduced rates and lower volumes settled on other carriers’ networks. In addition, 2008 cost of revenue was adversely affected by a $31 million charge related to the Federal Court of Appeal’s decision in early 2008 in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $28 million charge for a loss on a long-term large business customer contract.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 2.3% to $6,121 million in 2009 from $6,268 million in 2008. The year-over-year improvement was the result of:

  lower labour costs due to a reduced workforce (excluding the impact of acquisitions), decreased use of consultants and contractors, and a cutback in outsourced labour resulting mainly from reduced call centre volumes and IT project-related activity lower wireless subscriber acquisition costs and retention spending decreased wireless sales promotion and advertising expenses reduced discretionary spending in areas such as travel and entertainment the adverse impact in 2008 from a $14 million net charge associated with the termination of Bell Internet’s PC equipment sales program.

These factors were partly offset by a number of cost increases at Bell in 2009, including:

  increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated wireless devices and mobile services higher operating expenses from the consolidation of The Source and Virgin in our results higher net benefit plans cost.

2008 COMPARED TO 2007

Total operating expenses at BCE declined 0.6% in 2008 to $10,657 million from $10,716 million in 2007. The year-over-year improvement was due to lower selling, general and administrative expenses, offset partly by higher cost of revenue. Telesat contributed $195 million to total operating expenses in 2007 until its sale on October 31, 2007.
     Cost of revenue was $4,389 million in 2008, compared with $4,058 million in the previous year, representing a year-over-year increase of 8.2%. Higher cost of revenue was due primarily to increased wireless operating expenses to support a larger subscriber base and growth in data usage, higher wireless roaming costs, increased cost of product sales at Bell Wireless stemming from a higher proportion of higher-end data devices sold and more handset upgrades, higher operating costs at Bell TV, and increased sales of business ICT solutions. In addition, cost of revenue was adversely affected by a number of unusual items in 2008: a $31 million

36   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

charge taken in the second quarter of 2008 related to the Federal Court of Appeal’s decision in early 2008 in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008, and a $28 million charge recorded in the fourth quarter of 2008 for a loss on a long-term large business customer contract. Higher cost of product sales at Bell Aliant, mainly from increased IT-related sales, also contributed to the increase in cost of revenue in 2008. These factors were partly offset by lower cost of product sales at Bell Wireline, driven primarily by reduced equipment sales under Bell Internet’s PC equipment sales program, which was terminated in the second quarter of 2008, as well as lower network termination costs from reduced southbound call traffic to the United States.
     Selling, general and administrative expenses decreased 5.9% to $6,268 million in 2008 from $6,658 million in 2007. The year-over-year improvement can be attributed mainly to:

  lower labour costs at Bell from a reduced workforce

  lower wireless handset subsidies at Bell Mobility

  decreased bad debt expense resulting mainly from our ongoing focus on accounts receivable collections and cash flow reduced advertising costs and lower promotional spending

  cost containment initiatives at Bell and Bell Aliant

  lower net benefit plans cost

  the adverse impact in 2008 from a $14 million net charge associated with the termination of Bell Internet’s PC equipment sales program.

Operating Income

2009 COMPARED TO 2008

BCE’s operating income was $3,191 million in 2009, compared with $2,869 million in 2008. The year-over-year increase was due primarily to higher restructuring and other charges in 2008 totalling $871 million, which included amounts recorded for involuntary workforce reduction initiatives, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, the CRTC’s decision in the first quarter of 2008 to approve the use of a portion of the deferral account funds for the uneconomic expansion of broadband service, and costs associated with the proposed privatization of BCE Inc. This compared with restructuring and other items of $527 million in 2009, reflecting amounts for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the consolidation of employees to campus environments, and a charge recorded as a result of a Supreme Court of Canada ruling relating to the use of Bell’s remaining deferral account balance with the CRTC.
     Operating income before restructuring and other(4) for BCE in 2009 was $3,718 million, down 0.6% as compared with $3,740 million in 2008. The year-over-year decrease was attributable mainly to lower operating income before restructuring and other items at Bell.
     At Bell, operating income in 2009 totalled $2,432 million, up from $2,143 million in 2008, due to lower restructuring and other costs year over year.
     Bell’s operating income before restructuring and other was $2,915 million in 2009, down 1.3% from $2,953 million in 2008. The year-over-year decrease was the result of higher net benefit plans cost and increased depreciation and amortization expense, offset partly by lower operating expenses and higher operating revenues as previously described.
     Higher operating income at Bell Aliant also positively contributed to overall operating income at BCE in 2009. Bell Aliant’s operating income amounted to $759 million, up 4.5% from $726 million in 2008. The year-over-year increase was due mainly to lower operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over discretionary expenses, offset partly by lower operating revenues.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

2008 COMPARED TO 2007

BCE’s operating income was $2,869 million in 2008, compared with $3,479 million in 2007. The year-over-year decline was due mainly to lower operating income at Bell, resulting largely from higher restructuring and other charges in 2008 as described above, and to the reduction in operating income as a result of the sale of Telesat on October 31, 2007. Telesat contributed $157 million of operating income to BCE’s results in 2007. Higher operating income at Bell Aliant, driven mainly by lower net benefit plans cost and cost containment initiatives, moderated the year-over-year decrease in BCE’s operating income in 2008.
     Operating income at Bell totalled $2,143 million in 2008, down from $2,652 million in 2007. The results for 2008 included restructuring and other charges totalling $810 million, compared with restructuring and other charges of $308 million in 2007.
     Bell’s operating income before restructuring and other in 2008 was $2,953 million, down 0.2% from $2,960 million in 2007. The year-over-year decrease was driven mainly by higher operating expenses primarily at our Bell Wireless segment, increased depreciation and amortization expense, as well as by the adverse impact of a number of unusual items, which included a $31 million charge recorded in the second quarter of 2008 related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008; a $14 million charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008; and a $28 million charge recorded in the fourth quarter of 2008 for a loss on a long-term large business customer contract. Higher operating revenues and lower net benefit plans cost moderated the decline in Bell’s operating income in 2008.

(4)

Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC. 2009 ANNUAL REPORT   37

MANAGEMENT’S DISCUSSION AND ANALYSIS

     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

2009 COMPARED TO 2008

EBITDA at BCE increased 1.2% in 2009 to $7,089 million from $7,004 million in 2008. BCE’s EBITDA margin in 2009 increased to 40.0% from 39.7% in 2008, reflecting higher revenues, year over year, and tight control over operating expenses.
     Bell’s EBITDA was $5,719 million in 2009, up 1.4% from $5,638 million in 2008. This corresponds to an EBITDA margin of 38.1%, representing a 0.2 percentage point improvement over 2008. The year-over-year increase was driven by higher EBITDA at both our Bell Wireline and Bell Wireless segments, despite higher net benefit plans cost and the acquisition of a greater number of new wireless and TV subscribers compared with 2008.
     Bell Wireless’s EBITDA increased 2.4% in 2009, despite modest year-over-year revenue growth and higher cost of product sales, mainly as a result of reduced network expenses, decreased roaming costs, lower subscriber acquisition costs, reduced marketing and advertising expenses, and controlled customer retention and handset upgrade spending.
     EBITDA at our Bell Wireline segment increased 1.0% in 2009, due primarily to a decline in overall labour costs attributable to a reduced workforce and strict management of selling, general and administrative costs. The reversal of a liability totalling $54 million for CRTC video broadcast licence fees for the three years ended August 31, 2009 also contributed to higher EBITDA at Bell in 2009. The ongoing decrease in higher-margin legacy voice and data revenues, increased net benefit plans cost, foreign exchange losses on our U.S. dollar-denominated purchases stemming from higher U.S. dollar hedge rates in 2009, and increased expenses related to our sponsorship of the Vancouver Winter Olympics partly offset the year-over-year EBITDA improvement. In addition, 2008 EBITDA was adversely affected by a $31 million charge related to the Federal Court of Appeal’s decision in early 2008 in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008, a $28 million charge for a loss on a long-term large business customer contract and a $14 million net charge associated with the termination of Bell Internet’s PC equipment sales program.
     Bell Aliant’s EBITDA in 2009 was consistent with 2008, increasing by 0.3%. Reduced operating expenses were offset largely by lower operating revenues.
     Higher net benefit plans cost had an adverse impact on Bell’s EBITDA in 2009. Net benefit plans cost at Bell totalled $263 million in 2009, representing an increase of 58%, compared with $166 million in 2008. The year-over-year increase was due to a lower expected return on plan assets, prior period gains that were fully amortized in 2008 and higher amortization of actuarial losses, offset partly by a higher discount rate. Net benefit plans cost at Bell Aliant increased year over year to $92 million in 2009 from $84 million in 2008. Accordingly, net benefit plans cost for BCE increased to $355 million in 2009 from $250 million in the previous year.

2008 COMPARED TO 2007

EBITDA at BCE increased 0.2% to $7,004 million in 2008 from $6,991 million in 2007, due to higher EBITDA at both Bell and Bell Aliant. The sale of Telesat on October 31, 2007 that resulted in no EBITDA being recorded for Telesat in our consolidated results in 2008, compared with $263 million in 2007 largely offset the year-over-year improvement.
     Bell’s EBITDA totalled $5,638 million in 2008, up 2.2% compared with $5,519 million in 2007. The increase was driven by higher EBITDA at Bell Wireless, while EBITDA at our Bell Wireline segment remained relatively unchanged.
     Bell Wireless’s EBITDA growth in 2008 was driven primarily by higher revenues and lower subscriber acquisition costs, which more than offset the negative impact of higher cost of revenue and increased customer retention and handset upgrade spending resulting from a larger subscriber base year over year.
     EBITDA at our Bell Wireline segment was fairly constant year over year as the loss of higher-margin legacy voice and data revenues was offset by increased revenues from growth services, lower labour costs due mainly to a reduced workforce, careful control over selling, general and administrative costs, and lower net benefit plans cost.
     Bell’s EBITDA was also adversely impacted in 2008 by three unusual items: a $31 million charge in respect of CRTC video broadcast licence fees, a $14 million charge related to the termination of Bell Internet’s PC equipment sales program and a $28 million charge related to a loss on a long-term large business customer contract.
     Bell Aliant’s EBITDA increased 5.4% in 2008. The improvement was mainly the result of higher revenues and lower net benefit plans cost, partly offset by higher cost of revenue related to increased product sales and higher labour costs due to increased IT service contract labour and annual wage increases.
     Lower net benefit plans cost had a positive impact on EBITDA for all of BCE’s segments in 2008. Net benefit plans cost totalled $250 million in 2008, representing a 39% decrease compared with $410 million in 2007. The year-over-year decline was due primarily to lower amortization of actuarial losses, driven by a higher discount rate, the impact of prior period gains, a greater asset base and the reversal of a valuation allowance at Bell Aliant, partly offset by a lower return on plan assets.

Depreciation and Amortization of Intangible Assets

The amount of our depreciation and amortization of intangible assets in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year

  changes in accounting rules and estimates.

38   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPRECIATION

Depreciation of $2,595 million in 2009 represented an increase of $58 million, or 2.3%, compared to $2,537 million in 2008. The increase was due to a higher asset base and asset write-downs and depreciation adjustments, partly offset by charges in 2008 of $12 million as a result of an impairment of certain fixed assets and $7 million at Bell Aliant on the finalization of the purchase price allocation related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq).
     Depreciation of $2,537 million in 2008 decreased $10 million, or 0.4%, compared to $2,547 million in 2007. The $10 million decrease reflected a decrease of $62 million from the sale of Telesat offset by an increase of $52 million, or 2.1%, from our continuing operations. The $52 million increase in 2008 was due to a higher asset base, lower asset retirements and the charges described in the previous paragraph.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets in 2009 of $776 million increased $49 million, or 6.7%, compared to $727 million in 2008 and $93 million, or 14.7%, compared to $634 million in 2007. The increases resulted from our continued investment in finite-life intangible assets. In 2008, we incurred charges of $11 million for an impairment of certain intangible assets and $9 million at Bell Aliant related to its privatization of Bell Nordiq. Both of these charges contributed to the increase in amortization of intangible assets in 2008.

Restructuring and Other

This category includes various income and expenses that are not directly related to the operating revenues generated during the year.

2009

We recorded restructuring and other charges of $527 million in 2009. These 2009 charges included:

  charges related to voluntary and involuntary workforce reduction initiatives of $219 million at Bell and $41 million at Bell Aliant charges of $80 million at Bell for relocating employees and closing real estate facilities that are no longer needed other charges of $187 million primarily related to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the funds remaining in our deferral account could be used for broadband expansion or returned to our customers. In light of this ruling, we recorded a charge of $152 million for the years 2002 to 2006, which reflects our estimate of the remaining amount of our deferral account commitment. Our commitment under the deferral account is fully accrued in the financial statements.

2008

We recorded restructuring and other charges of $871 million in 2008. These included:

  charges related to involuntary workforce reduction initiatives of $274 million at Bell and $61 million at Bell Aliant charges of $81 million for real estate costs of which $32 million related to relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives and $49 million related to the relocation to campus environments charges of $455 million related to a charge of $236 million for the CRTC’s decision to approve the use of the deferral account funds for the uneconomic expansion of our broadband network, $187 million for employee retention costs, and other financial advisory, professional and consulting costs associated with the proposed privatization transaction and costs related to Bell’s rebranding.

2007

We recorded restructuring and other charges of $331 million in 2007. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $63 million at Bell and $27 million at Bell Aliant charges of $77 million for real estate costs of which $61 million related to relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives and $16 million related to the relocation to campus environments charges of $164 million related to employee retention costs, other financial advisory, professional and consulting costs associated with the proposed privatization transaction and a charge of $37 million for uneconomic broadband expansion approved by the CRTC.

Other (Expense) Income

Other (expense) income includes expenses and income that we incur and receive from activities that are not part of our main business operations, such as:

  net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments foreign currency gains and losses

  interest income on cash and cash equivalents

  other miscellaneous income or expense.

2009

Other expense of $18 million in 2009 included premiums paid on the early redemption of debt of $45 million, partly offset by gains on investments.

BCE INC. 2009 ANNUAL REPORT   39

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008

Other expense of $253 million in 2008 included losses on investments of $308 million in 2008 from the write-down of most of our available-for-sale investments, partly offset by interest income on investments.

2007

Other income of $2,406 million in 2007 included a $2,300 million gain on the sale of Telesat in October 2007 and a $92 million dilution gain resulting from an issuance of units by Bell Aliant, in conjunction with its privatization of Bell Nordiq.

Interest Expense

2009 COMPARED TO 2008

Interest expense of $723 million in 2009 represented a decrease of $68 million, or 8.6%, compared to $791 million for the same period last year as a result of interest capitalized on spectrum licences not yet in use and lower interest rates on debt, partly offset by higher average debt levels.

2008 COMPARED TO 2007

In 2008, interest expense of $791 million decreased $68 million, or 7.9%, compared to interest expense of $859 million in 2007. The decrease was the result of lower average debt balances and refinancing debt at lower interest rates.

Income Taxes

2009 COMPARED TO 2008

Income taxes of $368 million represented a decrease of $101 million, or 21.5%, compared to $469 million for the same period last year as a result of the resolution of uncertain tax positions, higher depreciation and amortization expense and a decrease in the Ontario income tax rate at the end of 2009. This was partly offset by higher EBITDA and lower restructuring and other expense.
     As a result, the effective tax rate decreased to 15.0% in 2009 compared to 25.7% in 2008.

2008 COMPARED TO 2007

Income taxes of $469 million in 2008 decreased $266 million, or 36%, compared to $735 million in 2007. In 2008, lower pre-tax earnings due to higher restructuring charges contributed to the lower tax expense as well as a decrease in the statutory tax rate in 2008. Income taxes in 2007 included $407 million of tax expense on the gain on sale of Telesat. This was partly offset by the reversal of a tax liability due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year, as well as the non-taxable dilution gain from the issuance of units by Bell Aliant in conjunction with the privatization of Bell Nordiq.
     As a result, the effective tax rate increased to 25.7% in 2008 compared to 14.6% in 2007.

Discontinued Operations

In 2009, we incurred a net loss from discontinued operations of $11 million as compared to $90 million in 2008. The net loss in 2008 was due mainly to losses incurred and asset impairments related to our decisions to cease operations or to sell certain of our businesses, including our investment in Expertech Network Installation (U.S.) Inc. (Expertech US). A loss of $15 million was recorded in 2008 in anticipation of the sale of Expertech US. In 2009, we ceased the operations of Expertech US.
     The net gain from discontinued operations of $98 million in 2007 related mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS), of approximately $110 million.

Net Earnings and EPS

2009 COMPARED TO 2008

Net earnings applicable to common shares for 2009 were $1,631 million, or $2.11 per common share, compared to net earnings of $819 million, or $1.02 per common share, for the same period last year. Net earnings were higher in 2009 due in part to a decrease in restructuring and other charges compared to 2008, as well as gains on investments in 2009 compared to losses on investments last year.
     Excluding the impact of restructuring and other and net (gains) losses on investments, Adjusted net earnings increased by $118 million, from $1,811 million to $1,929 million in 2009. The increase is due to higher EBITDA and lower income tax expense from the resolution of uncertain tax positions partly offset by increased depreciation and amortization expense and higher net benefit plans cost. As a result, Adjusted EPS increased 11.1% in 2009 to $2.50 per common share from $2.25 per common share in 2008, which also reflects the impact of fewer average outstanding common shares.

2008 COMPARED TO 2007

Net earnings applicable to common shares for 2008 were $819 million, or $1.02 per common share, a decrease of 79%, compared with net earnings of $3,926 million, or $4.88 per common share, in 2007. Net earnings were lower in 2008 due in part to an increase in restructuring and other charges as well as losses on investments in 2008 compared to gains on investments in 2007.
     Excluding the impact of restructuring and other and net (gains) losses on investments, Adjusted net earnings decreased by $73 million, from $1,884 million to $1,811 million in 2008.
     Higher EBITDA, lower interest expense, higher interest income and foreign exchange gains were more than offset by higher income tax expense and higher amortization expense resulting in the decrease of $73 million. Consequently, Adjusted EPS decreased by $0.09 per common share, year over year, to $2.25 in 2008.

40   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented Analysis

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

				% CHANGE

OPERATING REVENUES	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Bell Wireline	10,666	10,640	10,719	0.2%	(0.7%)
Bell Wireless	4,558	4,479	4,151	1.8%	7.9%
Inter-segment eliminations	(204)	(248)	(227)	17.7%	(9.3%)

Bell	15,020	14,871	14,643	1.0%	1.6%
Bell Aliant	3,174	3,297	3,315	(3.7%)	(0.5%)
Telesat	–	–	458	–	n.m.
Inter-segment eliminations	(459)	(507)	(709)	9.5%	28.5%

Total operating revenues	17,735	17,661	17,707	0.4%	(0.3%)

n.m.: not meaningful

				% CHANGE

OPERATING INCOME	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Bell Wireline	1,148	902	1,454	27.3%	(38.0%)
Bell Wireless	1,284	1,241	1,198	3.5%	3.6%

Bell	2,432	2,143	2,652	13.5%	(19.2%)
Bell Aliant	759	726	714	4.5%	1.7%
Telesat	–	–	157	–	n.m.
Inter-segment eliminations	–	–	(44)	–	n.m.

Total operating income	3,191	2,869	3,479	11.2%	(17.5%)

n.m.: not meaningful

Bell Wireline Segment

BELL WIRELINE REVENUE

				% CHANGE

BELL WIRELINE REVENUE	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Local and access	3,159	3,360	3,617	(6.0%)	(7.1%)
Long distance	1,078	1,165	1,219	(7.5%)	(4.4%)
Data	3,696	3,723	3,573	(0.7%)	4.2%
Video	1,593	1,450	1,317	9.9%	10.1%
Equipment and other	817	574	653	42.3%	(12.1%)

Total external revenues	10,343	10,272	10,379	0.7%	(1.0%)
Inter-segment revenues	323	368	340	(12.2%)	8.2%

Total Bell Wireline revenue	10,666	10,640	10,719	0.2%	(0.7%)

2009 Compared to 2008

Bell Wireline’s revenues totalled $10,666 million, up 0.2% from $10,640 million in 2008. Year-over-year revenue increases of $143 million in video and $243 million in equipment and other were partly offset by decreases of $201 million, $87 million and $27 million in local and access, long distance and data, respectively.

Local and Access

Local and access revenues declined 6.0% in 2009 to $3,159 million from $3,360 million in 2008. The decrease was due largely to ongoing residential NAS erosion. Higher year-over-year business line losses and the decline in our payphone business driven by reduced usage also negatively impacted local and access revenues this year. The upselling of additional optional features to residential customers and the positive impact of price increases applied since the beginning of 2009 on various business and wholesale access services moderated the year-over-year decrease in local and access revenues.
     At December 31, 2009, our combined residential and business NAS customer base totalled 6,862,000 lines (comprised of 3,887,000 residential lines and 2,975,000 business lines), compared with 7,309,000 (comprised of 4,221,000 residential lines and 3,088,000 business lines) at the end of 2008. These figures include retroactive adjustments that we made to our NAS customer base as at the beginning of 2008 after an extensive company-wide review of subscriber metrics completed in 2009 that resulted in a reduction of 3,000 lines and 111,000 lines, respectively, to our residential and business NAS subscriber counts.

BCE INC. 2009 ANNUAL REPORT   41

MANAGEMENT’S DISCUSSION AND ANALYSIS

     NAS net losses in 2009 were 447,000, up from 436,000 in the previous year, representing an annual rate of NAS erosion of 6.1% in 2009 compared with 5.6% in 2008. The year-over-year increase in line losses can be attributed to the weaker economy in 2009 that brought about a higher number of business customer disconnections and fewer new installations in Ontario and Québec. As a result, we experienced a higher rate of business NAS erosion in 2009, which increased to 3.7% from 1.7% in 2008. However, our residential local business has exhibited resiliency to the economy as evidenced by the reduction in residential NAS line losses in 2009, which improved 12.6% year over year, despite ongoing aggressive competition from both cable TV operators and CLECs for local telephone service. Effective marketing of our Home phone packages, the benefits of service bundling, customer winbacks and better service delivery all contributed to lowering the annual rate of residential NAS erosion, which improved to 7.9% in 2009 from 8.3% in 2008.

Long Distance

Long distance revenues were $1,078 million in 2009, compared with $1,165 million in 2008. The 7.5% decrease was driven by lower billed minute volumes resulting from residential and business NAS line erosion, toll competition, pricing pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet. Increased adoption of unlimited or large usage packages for a set monthly price instead of per-minute rates by residential customers also contributed to lower long distance revenues in 2009 compared with the previous year.
     Consistent with NAS erosion, technological substitution and the impacts of a weaker economy, particularly in our business markets, total minute volumes decreased by 4.4% in 2009 to 11,248 million conversation minutes from 11,771 million in 2008. The year-over-year decline reflected lower volumes in both our residential and business markets, as well as competitive pressures in wholesale. As a result of a decrease in total minutes of usage and lower per-minute rates resulting from intense price competition and the shift by residential customers to set-price packages, average revenue per minute (ARPM) decreased by $0.006 in 2009 to $0.083 from $0.089 in the previous year.

Data

Data revenues decreased 0.7% in 2009 to $3,696 million from $3,723 million in 2008. The modest decline in 2009 was attributable to decreased equipment sales to business customers who have deferred buying decisions and are spending more cautiously during the economic downturn. Although legacy data revenues decreased year over year, total data service revenues increased 1.1% in 2009, mainly as a result of higher Internet services revenue driven by a greater number of high-speed Internet customer connections, higher residential Internet ARPU, and increased IP broadband connectivity revenue from both our business and wholesale customers. Legacy data revenue erosion continued as a result of business customer migrations to IP-based systems, competitive losses, continued market pricing pressures, and a lower number of digital network access circuits used by existing customers due to a reduced level of overall business activity and cost rationalization given the slowdown in the economy.
     We added 38,000 net high-speed Internet subscribers in 2009 compared with 50,000 in 2008. Despite increased residential sales through our direct channels, driven by competitive product offers and improvements in service delivery, total net subscriber activations decreased in 2009 as a result of higher economy-related business deactivations, fewer wholesale net activations and a maturing Internet market. At December 31, 2009, we had 2,057,000 high-speed Internet subscribers, representing a 0.1% increase over 2008. This figure includes an end-of-year subscriber base adjustment following a company-wide review of subscriber metrics, which resulted in a decrease of 35,000 customers. The subscriber base adjustment did not impact net subscriber activations for 2009.

Video

Video revenues increased 9.9% in 2009 to $1,593 million from $1,450 million in 2008 as a result of higher ARPU and a larger customer base. Video ARPU in 2009 was up 6.5%, or $4.22, to $69.59 per month from $65.37 per month in 2008. The year-over-year improvement in video ARPU was due to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium STBs.
     We added 113,000 net video subscribers in 2009, compared with 30,000 in 2008. The year-over-year improvement can be attributed to higher activations through our direct channels and increased customer subscriptions from MDUs. Our video churn rate in 2009 remained unchanged year over year at 1.2%. At December 31, 2009, our video subscriber base totalled 1,949,000, representing a 5.2% increase over 2008. This figure includes an end-of-year subscriber base adjustment following a company-wide review of subscriber metrics, which resulted in a decrease of 16,000 customers. The subscriber base adjustment did not impact net subscriber activations for 2009.

Equipment and Other

Equipment and other revenues increased 42.3% to $817 million in 2009 from $574 million last year, mainly as a result of the acquisition of The Source in the third quarter of 2009.

42   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 Compared to 2007

Bell Wireline’s revenues totalled $10,640 million in 2008, down 0.7% from $10,719 million in 2007. Year-over-year revenue improvements of $150 million in data and $133 million in video were more than offset by decreases of $257 million, $54 million and $79 million in local and access, long distance, and equipment and other, respectively.

Local and Access

Local and access revenues declined 7.1% in 2008 to $3,360 million from $3,617 million in 2007. The year-over-year decrease was due largely to ongoing residential NAS erosion and the related loss of revenue from optional features. The reversal of a regulatory provision in 2007 related to the price caps deferral account also contributed to the year-over-year decrease in local and access revenues in 2008. The positive revenue impact of price increases over 2007 on certain basic voice products and features, as well as various other business and wholesale access services, helped to moderate the year-over-year decrease in local and access revenues in 2008.
     At December 31, 2008, our combined residential and business NAS customer base totalled 7,309,000 lines, compared with 8,062,000 at the end of 2007. This corresponds to an annualized rate of NAS erosion of 9.3% in 2008 compared with 6.7% in 2007. The decrease in total NAS line losses was further impacted by a number of adjustments that we made at the beginning of 2008. At that time, we adjusted our beginning-of-period business NAS customer base to write-off 273,000 lines following notification from a major wholesale customer in the fourth quarter of 2007 that it was in the process of migrating all its subscribers onto its own network facilities. As a result, the NAS subscriber count was adjusted in 2007. In addition, we adjusted our beginning-of-year residential NAS subscriber count down by 44,000 to reflect the results of an extensive review of our historical customer records.
     Excluding the impact of these adjustments, our annualized rate of NAS erosion at December 31, 2008 was 5.6%, compared with 7.1% at December 31, 2007. In terms of NAS lines, our net losses on an adjusted basis in 2008 were 436,000, compared with 594,000 in 2007. The approximate 27% year-over-year improvement in adjusted total NAS line losses can be attributed to the effectiveness of our integrated household marketing campaign, continued solid demand for our Bell Home Phone packages, ongoing customer winbacks, and reduced losses to CLECs. At the end of 2008, we had 4,221,000 residential lines and 3,088,000 business lines, compared with customer bases of 4,603,000 and 3,142,000, respectively, at the end of 2007.

Long Distance

Long distance revenues decreased 4.4% in 2008 to $1,165 million from $1,219 million in 2007, for primarily the same reasons as in 2009.
     Consistent with NAS erosion and competitive substitution, total minute volumes decreased by 5.8% in 2008 to 11,771 million conversation minutes from 12,500 million in 2007. The year-over-year decline reflected lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. Despite the positive impact of price increases at the beginning of 2008 for residential and business customers, ARPM decreased $0.002 in 2008 to $0.089 from $0.091 in 2007.

Data

Data revenues were 4.2% higher year over year, increasing to $3,723 million in 2008 from $3,573 million in 2007. The main drivers of data revenue growth in 2008 included higher Internet services revenues, higher IP broadband connectivity services revenues, increased sales of ICT solutions to business customers, and higher Internet portal revenues. These factors, which had a positive impact on data revenues in 2008, were partly offset by lower revenues from legacy products and services. We added 50,000 net high-speed Internet subscribers in 2008 compared with 124,000 in 2007. This brought our total Internet subscriber count at December 31, 2008 to 2,054,000, representing a 2.5% increase since the end of the previous year. The year-over-year decrease in net activations in 2008 can be attributed primarily to our competitors’ aggressive acquisition offers and lower overall market demand due to the relatively high broadband Internet penetration rate in Canada.

Video

Video revenues increased 10.1% in 2008 to $1,450 million from $1,317 million in 2007, due to higher ARPU and a larger customer base. Video ARPU grew considerably in 2008, increasing by $5.68 to reach $65.37 per month from $59.69 per month in the previous year.
     We added 30,000 net new video subscribers in 2008, compared with 2,000 in the previous year. The year-over-year improvement can be attributed mainly to higher sales through our call centre channels largely as a result of our integrated household strategy marketing campaign and increased customer subscriptions from MDUs. Our video churn rate in 2008 remained unchanged year over year at 1.2%. At December 31, 2008, our video subscriber base totalled 1,852,000.

Equipment and Other

Consistent with our strategy of not pursuing low-margin business, equipment and other revenues decreased 12.1% in 2008 to $574 million from $653 million in 2007, largely as a result of lower business equipment sales, reduced maintenance of legacy voice equipment, and the termination in the second quarter of 2008 of Bell Internet’s PC equipment sales program.

BCE INC. 2009 ANNUAL REPORT   43

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL WIRELINE OPERATING INCOME

2009 Compared to 2008

Operating income for our Bell Wireline segment was $1,148 million in 2009, up from $902 million in 2008. The year-over-year increase was due primarily to lower restructuring and other charges in 2009 of $475 million, reflecting amounts for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the relocation of employees to campus environments, and a charge recorded as a result of a Supreme Court of Canada ruling upholding the CRTC’s decision as to the disposition of Bell’s remaining deferral account balance. This compared with restructuring and other items of $773 million in 2008, which included amounts recorded for involuntary workforce reduction initiatives, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, the CRTC’s decision in the first quarter of 2008 to approve the use of a portion of the deferral account funds for the uneconomic expansion of broadband service, and costs associated with the proposed privatization of BCE Inc.
     Bell Wireline’s operating income before restructuring and other decreased 3.1% to $1,623 million in 2009 from $1,675 million in the previous year, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues due to erosion of our residential NAS customer base and business customer losses higher TV programming and customer acquisition costs consistent with the addition of multiple new channels and an increased number of new video subscriber activations higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases increased wireline marketing and sales expenses

  costs related to Bell’s sponsorship of the Vancouver Winter Olympics higher depreciation and amortization expense

  higher net benefit plans cost.

These factors, which had an unfavourable impact on operating income this year, were partly offset by:

  higher video, Internet and IP broadband connectivity revenues a decline in overall labour costs due to a reduced workforce, a reduction in outsourced labour, and decreased use of consultants and contractors lower overall general and administrative expenses

  the reversal of a liability for CRTC video broadcast licence fees for the three years ended August 31, 2009 related to a settlement with the federal government the adverse impact on 2008 operating income of a $31 million charge related to the Federal Court of Appeal’s decision in early 2008 in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008, a $28 million charge for a loss on a long-term large business customer contract and a $14 million net charge associated with the termination of Bell Internet’s PC equipment sales program.

2008 Compared to 2007

Operating income for our Bell Wireline segment was $902 million in 2008, down from $1,454 million in the previous year. The results for 2008 included restructuring and other charges totalling $773 million as described above, compared with restructuring and other charges of $304 million in 2007. Excluding the impact of these items, operating income before restructuring and other in 2008 decreased 4.7% to $1,675 million from $1,758 million in 2007, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues due to erosion of our residential NAS customer base and business customer migration towards IP-based networks higher outsourcing costs from increased call volumes and IT service contract labour increased expenses related to ongoing service improvements higher fleet expenses due mainly to increased fuel costs

  higher depreciation and amortization expense.

In addition, a number of unusual items occurred in 2008, which adversely affected operating income. These included a $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008, a $14 million net charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008, and a $28 million charge recorded in the fourth quarter of 2008 for a loss on a long-term large business customer contract.
     The year-over-year decrease in operating income in 2008 was moderated by:

  higher video, Internet, broadband connectivity and ICT services revenues lower labour costs from a reduced workforce and lower compensation expense lower cost of product sales consistent with a decrease in overall business equipment sales and the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008 lower cost of revenue due to reduced long distance traffic and lower international rates decreased bad debt expense resulting mainly from our focus on accounts receivable collections and cash flow lower net benefit plans cost.

44   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Bell Wireless Segment

BELL WIRELESS REVENUE

				% CHANGE

BELL WIRELESS REVENUE	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Service	4,102	4,059	3,773	1.1%	7.6%
Product	405	375	319	8.0%	17.6%

Total external revenues	4,507	4,434	4,092	1.6%	8.4%
Inter-segment revenues	51	45	59	13.3%	(23.7%)

Total Bell Wireless revenue	4,558	4,479	4,151	1.8%	7.9%

2009 Compared to 2008

Bell Wireless operating revenues, comprised of network service and product revenues, increased 1.8% to $4,558 million in 2009 from $4,479 million in 2008. Despite subscriber base growth and the July 2009 acquisitions of Virgin and The Source, operating revenues were adversely affected by the economic downturn, which has resulted in reduced usage and lower overall spending by both our consumer and business customers.
     Wireless service revenue in 2009 grew by 1.1%, or $43 million, to $4,102 million from $4,059 million in 2008. The year-over-year increase was driven by higher wireless data usage, subscriber base growth and the acquisition of Virgin. Lower voice ARPU moderated the growth in wireless service revenue in 2009, reflecting the impacts of a weaker economy and competitive pricing pressures due to increased penetration by flanker brands in the market.
     Product revenues increased 8.0% in 2009 to $405 million from $375 million in 2008. The year-over-year increase was due to the acquisitions of Virgin and The Source, and increased sales of smartphones.
     Beginning in the third quarter of 2009, wireless ARPU, churn and COA reflect 100% of Virgin’s results. These metrics, prior to this time, reflected our previous 50% ownership. Wireless gross activations, net activations and end-of-period subscribers in prior periods have always included 100% of Virgin’s subscribers.
     Wireless ARPU decreased in 2009 mainly as a result of declining voice usage triggered by the soft economy. The decline in the voice component of ARPU can be attributed to a decrease in usage reflecting reduced employment levels and increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices, and decreased roaming revenues from lower in-bound roaming rates and customers curtailing travel. These factors were partly offset by growth in data revenues, reflecting increased usage and features penetration consistent with the sale of a greater number of smartphones, wireless Internet sticks and other data-capable devices. In addition, due to the inclusion of a higher proportion of Virgin prepaid customers in our ARPU calculation, blended ARPU for 2009 was impacted adversely when compared to 2008, while postpaid ARPU remained virtually unaffected. Although wireless ARPU decreased in 2009, the year-over-year decline improved in the second half of the year.
     Postpaid ARPU was $62.87 per month in 2009, down from $66.09 per month in 2008, while prepaid ARPU was essentially unchanged at $17.15 per month in 2009 compared with $17.14 per month in the previous year. Accordingly, blended ARPU declined to $51.70 per month in 2009 from $54.29 per month in 2008.
     On a pro forma basis, assuming the acquisition of Virgin occurred on January 1, 2008, postpaid and prepaid ARPU decreased, year over year, in 2009. Postpaid ARPU was $62.81 per month in 2009, compared with $66.02 per month in 2008. Prepaid ARPU declined to $17.53 per month in 2009 from $17.83 per month in the previous year. Accordingly, blended ARPU declined to $50.88 per month in 2009 from $52.70 per month in 2008.
     Notwithstanding the softer economy and intense competition, our gross wireless activations increased 8.7% in 2009 to 1,794,000 compared with 1,651,000 in 2008. The year-over-year improvement was driven by both higher postpaid and prepaid gross activations.
     Postpaid gross activations grew 8.9% in 2009 to 1,056,000 from 970,000 last year, reflecting the positive consumer response to the launch of the new HSPA/HSPA+ network, our expanded handset and smartphone lineup (including the Apple iPhone, BlackBerry Bold, LG Xenon and Palm Pre), growth in activations of wireless Internet sticks and our promotional offers.
     Prepaid gross activations increased 8.4% in 2009 to 738,000 from 681,000 in 2008, reflecting growth at Virgin and relatively higher demand for prepaid products as consumers curbed spending in a weak economy.
     Our blended churn rate increased to 1.7% in 2009 from 1.6% in 2008, reflecting higher postpaid and prepaid churn. Postpaid churn increased to 1.3% in 2009 from 1.2% in the previous year, due to higher economy-driven deactivations and aggressive acquisition offers from our competitors. Prepaid churn increased to 3.2% in 2009 from 3.1% in 2008.
     On a pro forma basis, our blended churn rate increased to 1.8% in 2009 from 1.7% last year, reflecting higher postpaid and prepaid churn. Postpaid churn increased to 1.3% in 2009 from 1.2% in 2008. Prepaid churn increased to 3.2% in 2009 from 3.1% in 2008.
     As a result of higher gross subscriber activations, total wireless net activations increased 6.3% in 2009 to 373,000 compared with 351,000 in 2008. Postpaid net activations, which represented 89% of total net activations in 2009, were

BCE INC. 2009 ANNUAL REPORT   45

MANAGEMENT’S DISCUSSION AND ANALYSIS

essentially stable year over year at 331,000 compared with 332,000 in 2008, while prepaid net activations increased to 42,000 in 2009 from 19,000 in the previous year.
     At December 31, 2009, we provided service to 6,833,000 wireless subscribers, representing a 5.2% increase since the end of 2008. This figure includes an end-of-year subscriber base adjustment following a company-wide review of subscriber metrics, which resulted in a decrease of 37,000 customers (35,000 postpaid and 2,000 prepaid). The subscriber base adjustment did not impact net subscriber activations for 2009.

2008 Compared to 2007

Bell Wireless operating revenues increased 7.9% to $4,479 million in 2008 from $4,151 million in 2007. Wireless service revenues grew 7.6% to $4,059 million in 2008, driven mainly by the combination of a larger subscriber base, significantly higher data usage and increased roaming revenues. Product revenues were 17.6% higher in 2008 at $375 million, compared with $319 million in 2007. The year-over-year improvement in product revenues reflected a higher volume of handset sales and customer upgrades, driven primarily by continued subscriber base growth, as well as an increase in the average handset price due to a higher proportion of high-end data devices sold.
     Both postpaid and prepaid ARPU in 2008 increased marginally, year over year, to $66.09 per month and $17.14 per month, respectively, from $65.88 per month and $17.11 per month in 2007. Accordingly, on a combined postpaid and prepaid basis, blended ARPU increased in 2008 to $54.29 per month compared with $53.92 per month in the previous year.
     Gross wireless activations increased 0.7% in 2008 to 1,651,000 from 1,640,000 in 2007, driven by higher postpaid gross activations. Postpaid gross activations grew by 6.7% in 2008, reflecting our promotional offers, the growing demand for high-end data handsets and smartphones, a higher number of points of sale, and Virgin’s introduction of postpaid rate plans at the beginning of 2008. Prepaid gross activations in 2008 decreased 6.6%, year over year, mainly as a result of our increased focus on postpaid customer acquisition.
     Our blended churn rate for 2008 decreased slightly year over year to 1.6% from 1.7% in 2007. Postpaid churn decreased to 1.2% in 2008 from 1.3% in 2007, due mainly to our customer retention and service improvement strategies, while prepaid churn increased to 3.1% from 2.8% in 2007, mainly as a result of a higher number of inactive customer deactivations.
     Postpaid net activations improved significantly in 2008, increasing 61% to 332,000 from 206,000 in 2007. The year-over-year improvement can be attributed to the combined impact of higher postpaid gross activations and lower postpaid customer churn. Despite significantly higher postpaid net activations, our total wireless net activations decreased to 351,000 in 2008 from 408,000 in the previous year, as a result of lower prepaid net activations, which totalled 19,000 in 2008 compared with 202,000 in 2007.
     At the end of 2008 we adjusted our end-of-period wireless subscriber base. During the fourth quarter of 2008, we decommissioned our analog wireless network that was deployed in the mid-1980s and had reached the end of its useful service life. We began notifying customers of the pending network shutdown approximately one year earlier. These customers were offered free digital handsets and the option of higher-powered long-range phones at a low cost. The deactivation of the remaining analog subscribers resulted in the removal of approximately 37,000 subscribers (11,000 postpaid and 26,000 prepaid) from our wireless subscriber base. In addition, we adjusted our end-of-period wireless subscriber base by 32,000 postpaid customers to reflect customers with credit issues when postpaid service was introduced at Virgin at the beginning of 2008. These adjustments were not included in the determination of net activations or customer churn for 2008. Taking into account the aforementioned subscriber-base adjustments, we ended 2008 with 6,497,000 wireless subscribers, representing a 4.5% increase over 2007.

BELL WIRELESS OPERATING INCOME

2009 Compared to 2008

Our Bell Wireless segment reported operating income of $1,284 million in 2009, up 3.5% from $1,241 million in 2008. The year-over-year increase was due to higher operating revenues, lower subscriber acquisition costs, decreased network operating expenses, reduced payments to other carriers as a result of lower overall roaming volumes in combination with lower rates, lower marketing and sales expenses, as well as decreased customer retention and handset upgrade spending. These factors were partly offset by:

  higher costs to support a larger number of subscribers and wireless data usage growth increased costs to provide more data content and support services being offered increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated devices and services higher cost of product sales driven by a significant year-over-year increase in smartphone activations increased operating expenses consistent with the acquisitions of Virgin and The Source higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases of wireless devices.

Wireless COA decreased by 11.4% in 2009 to $350 per gross activation from $395 per gross activation in 2008. On a pro forma basis, wireless COA decreased by 9.9% in 2009 to $336 per gross activation from $373 in the previous year. The improvement in wireless COA was the result of reductions in selling and advertising costs, and a higher proportion of wireless Internet stick activations compared to last year. Handset subsidies were higher, year over year, due to foreign exchange losses on U.S. dollar hedges incurred on the purchase of wireless devices and a shift in handset mix towards higher-priced smartphones and data devices.

46   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 Compared to 2007

Our Bell Wireless segment reported operating income of $1,241 million in 2008, up 3.6% from $1,198 million in 2007. The year-over-year increase was due primarily to higher revenues and lower subscriber acquisition costs. These factors were partly offset by:

  higher network operating expenses to sustain a larger subscriber base, increased data usage and roaming increased costs to provide data content and to support services being offered higher cost of product sales consistent with increased equipment revenues increased customer retention and handset upgrade expenses

  higher labour costs associated with increased call centre volumes and new stores.

Wireless COA decreased 2.2% in 2008 to $395 per gross activation from $404 per gross activation. The year-over-year improvement was due mainly to lower handset subsidies, despite increased sales of higher-end data devices, and reduced marketing costs.

Bell Aliant Segment

BELL ALIANT REVENUE

				% CHANGE

BELL ALIANT REVENUE	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Local and access	1,348	1,394	1,426	(3.3%)	(2.2%)
Long distance	399	429	445	(7.0%)	(3.6%)
Data	632	598	522	5.7%	14.6%
Wireless	78	72	53	8.3%	35.8%
Equipment and other	428	462	471	(7.4%)	(1.9%)

Total external revenues	2,885	2,955	2,917	(2.4%)	1.3%
Inter-segment revenues	289	342	398	(15.5%)	(14.1%)

Total Bell Aliant revenue	3,174	3,297	3,315	(3.7%)	(0.5%)

2009 Compared to 2008

Bell Aliant revenues decreased 3.7% to $3,174 million in 2009 from $3,297 million in 2008. The year-over-year decline resulted from the continued erosion of Bell Aliant’s local wireline and long distance businesses and reduced telecom product sales. These declines were partly offset by higher revenues from growth in Internet and IP-based broadband connectivity services, and an increase in wireless and IT revenue. The wind-down of the operations of AMP in the third quarter of 2008, following Bell’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada, also adversely impacted Bell Aliant’s operating revenues in 2009.
     Local and access revenues decreased 3.3% in 2009 to $1,348 million from $1,394 million in 2008. This was due to a 5.1% decline in the NAS customer base in 2009, reflecting competitive losses driven by aggressive pricing and increased promotional activity by competitors, as well as expansion in the cable telephony footprint and substitution for other services including wireless and VoIP services. The decline in revenue was moderated by retention programs that targeted high-value customers, pricing increases in certain areas of Bell Aliant’s territory, and increased penetration of features and service bundles. At December 31, 2009, Bell Aliant had 2,926,000 NAS in service, compared with 3,082,000 NAS one year earlier.
     Long distance revenues were $399 million in 2009, down 7.0% compared with $429 million in 2008. The decrease was due to a 4.1% annual decline in conversation minutes in 2009 resulting from competitive losses and technology substitution to wireless calling and IP-based services. ARPM decreased 2.1% in 2009 to $0.093 from $0.095 in 2008, due to price reductions, primarily for business customers, and the continued shift by residential customers from per-minute rate plans to fixed-price packages.
     Data revenues increased 5.7% in 2009 to $632 million from $598 million in 2008. The year-over-year improvement can be attributed to higher Internet revenues driven by a 7.0% increase in the number of high-speed subscribers and higher residential ARPU from growth in VAS and price increases over the past year. At December 31, 2009, Bell Aliant had 810,000 high-speed Internet subscribers compared with 757,000 subscribers one year earlier.
     Wireless revenues grew 8.3% in 2009 to $78 million from $72 million in 2008, due mainly to a larger subscriber base and higher ARPU. At December 31, 2009, Bell Aliant had 121,000 wireless customers, representing a 6.1% increase since the end of 2008.
     Equipment and other revenues decreased 7.4% in 2009 to $428 million from $462 million in 2008. The year-over-year decline was due to lower telecom product sales in 2009 compared with 2008. Equipment and other revenues in 2009 were also adversely impacted by the wind-down in the operations of AMP in the third quarter of 2008.

BCE INC. 2009 ANNUAL REPORT   47

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 Compared to 2007

Bell Aliant segment revenues decreased 0.5% to $3,297 million in 2008 from $3,315 million in 2007. The year-over-year decline was due primarily to the wind-down in the operations of AMP in the third quarter of 2008, as well as to the continued decrease in revenues from its local and access and long distance services, which was offset largely by higher revenues from data (including Internet), IT services and wireless.
     Local and access revenues decreased 2.2% in 2008 to $1,394 million from $1,426 million in 2007. This was due to a 3.4% decline in the NAS customer base since the end of 2007. The year-over-year revenue decline was lower than Bell Aliant’s NAS erosion rate, due primarily to the impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles. At December 31, 2008, Bell Aliant had 3,082,000 NAS in service, compared with 3,191,000 one year earlier.
     Long distance revenues totalled $429 million in 2008, down 3.6% compared with $445 million in 2007. This was due primarily to a decline in annual long distance minutes of 3.7%. ARPM decreased to $0.095 in 2008 from $0.096 in 2007.
     Data revenues, including Internet, increased 14.6% in 2008 to $598 million from $522 million in 2007, mainly as a result of a 9.9% increase in the number of high-speed subscribers, as well as to growth in IP connectivity broadband services such as VPN. At December 31, 2008, Bell Aliant had 757,000 high-speed Internet subscribers compared with 689,000 one year earlier.
     Wireless revenues grew 35.8% in 2008 to $72 million from $53 million in 2007. The year-over-year increase was due to the combined impact of a larger subscriber base and higher ARPU driven primarily by growth in data services. At December 31, 2008, Bell Aliant had 114,000 wireless customers, representing an approximate 20% increase since the end of 2007.
     Equipment and other revenues decreased 1.9% in 2008 to $462 million from $471 million in 2007. The decrease in 2008 was due primarily to the wind-down in the operations of AMP, offset partly by higher year-over-year IT services revenue driven by growth in IT project activity within the healthcare industry and by increased IT product sales to a few key customers.

BELL ALIANT OPERATING INCOME

2009 Compared to 2008

Operating income at Bell Aliant was higher year over year, increasing by 4.5% to $759 million in 2009 from $726 million in 2008. The year-over-year improvement was due mainly to lower labour costs as a result of workforce reduction programs initiated in the fourth quarter of 2008 and the first quarter of 2009, and to decreased use of consultants and IT services contract labour. Other cost containment initiatives that resulted in reduced selling, general and administrative expenses, as well as lower restructuring and other charges also contributed to higher operating income in 2009. These favourable factors were partly offset by lower total operating revenues and higher net benefit plans cost year over year.

2008 Compared to 2007

Operating income at Bell Aliant increased 1.7% in 2008 to $726 million from $714 million in 2007. Lower net benefit plans cost and strict management of selling, general and administrative expenses more than offset decreased operating revenues, higher cost of revenue driven by increased IT-related sales, higher depreciation and amortization expense, and higher restructuring and other charges reflecting a charge recorded in the fourth quarter of 2008 related to a workforce reduction initiative to remove approximately 500 management positions in 2009.

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Net Debt

	2009	2008

Debt due within one year(1)	600	2,201
Long-term debt	10,299	10,099
Securitization of accounts receivable	1,305	1,305
Preferred shares	2,770	2,770
Less: Cash and cash equivalents	(687)	(3,052)

Total net debt	14,287	13,323

(1)	Includes bank advances and notes payable.

Net debt increased $964 million to $14,287 million in 2009 due mainly to a decrease in cash and cash equivalents. BCE Inc. paid dividends on common shares of $1,201 million, repurchased and cancelled 36 million outstanding common shares for $894 million and invested $338 million for business acquisitions, including Virgin and The Source. These decreases in cash were partly offset by free cash flow of $1,456 million in 2009.

Outstanding Share Data

(in millions)	2009	2008

Common shares	767.2	803.1
Stock options	11.3	15.0

We had 767.2 million common shares outstanding at the end of 2009, a decrease of 35.9 million from 2008 resulting from BCE Inc.’s repurchase of 36 million of its outstanding common shares for cancellation through a NCIB, partly offset by stock options that were exercised in 2009. At February 28, 2010, 765.2 million common shares and 10.3 million stock options were outstanding.

48   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The number of stock options outstanding at the end of 2009 was 11.3 million, a decrease of 3.7 million from 2008. The weighted average exercise price of the stock options outstanding at December 31, 2009 was $32. Of the total outstanding stock options at December 31, 2009, 8.8 million were exercisable at a weighted average exercise price of $34. In 2009:

  0.1 million previously granted options were exercised

  3.6 million previously granted options were forfeited.

Cash Flows

The following table is a summary of our cash inflows and outflows.

				% CHANGE

	2009	2008	2007	2009 VS. 2008	2008 VS. 2007

Cash flows from operating activities	4,884	5,909	5,730	(17.3%)	3.1%
Bell Aliant distributions to BCE	291	290	282	0.3%	2.8%
Capital expenditures	(2,854)	(2,986)	(3,140)	4.4%	4.9%
Other investing activities	(89)	(726)	13	87.7%	n.m.
Cash dividends paid on preferred shares	(107)	(129)	(124)	17.1%	(4.0%)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(369)	(366)	(404)	(0.8%)	9.4%
Bell Aliant free cash flow	(300)	(303)	(397)	1.0%	23.7%

Free cash flow	1,456	1,689	1,960	(13.8%)	(13.8%)
Bell Aliant undistributed free cash flow	9	13	115	(30.8%)	(88.7%)
Business acquisitions	(338)	(56)	(163)	n.m.	65.6%
Business dispositions	11	(10)	3,123	n.m.	n.m.
Formation of Bell Aliant	–	–	(7)	–	100.0%
Going-private costs	(7)	(163)	(49)	95.7%	n.m.
Increase in investments	(53)	(8)	(27)	n.m.	70.4%
Decrease in investments	113	1	192	n.m.	(99.5%)
Net repayment of debt instruments	(1,385)	(451)	(1,766)	n.m.	74.5%
Cash dividends paid on common shares	(1,201)	(587)	(1,147)	n.m.	48.8%
Issue of common shares	2	50	153	(96.0%)	(67.3%)
Repurchase of common shares	(894)	(92)	(227)	n.m.	59.5%
Redemption of equity securities by subsidiaries from non-controlling interest	–	–	(333)	–	100.0%
Other financing activities	(90)	16	(66)	n.m.	n.m.
Cash provided by discontinued operations	2	3	319	(33.3%)	(99.1%)

Net (decrease) increase in cash and cash equivalents	(2,375)	405	2,077	n.m.	(80.5%)

n.m.: not meaningful

Cash Flows from Operating Activities

2009 COMPARED TO 2008

Cash flows from operating activities were $4,884 million, a decrease of $1,025 million, or 17.3%, compared to $5,909 million in 2008. The decrease was due to:

  an increase of $836 million in pension contributions, including a $500 million voluntary pension contribution at Bell a decrease of $88 million in interest received as a result of lower interest rates on temporary cash investments and lower average cash balances an increase of $56 million in income taxes paid

  an increase in investment in working capital.

     This was partly offset by higher cash earnings from an increase in EBITDA, exclusive of net benefit plans cost of $190 million.

2008 COMPARED TO 2007

Cash flows from operating activities were $5,909 million in 2008, an increase of $179 million, or 3.1%, compared to $5,730 million in 2007. The increase was due to:

  a decrease of $152 million in net interest paid as a result of both lower average debt and higher interest income a decrease of $33 million in pension contributions made

  an improvement in working capital.

     These increases were partly offset by:

  an increase of $187 million in payments of restructuring and other from workforce reduction initiatives a decrease in EBITDA, exclusive of net benefit plans cost of $147 million an increase of $76 million in income taxes paid due to higher refunds received in 2007 a decrease of $21 million from the securitization of accounts receivable.

BCE INC. 2009 ANNUAL REPORT   49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow

2009 COMPARED TO 2008

Free cash flow was $1,456 million in 2009, a decrease of $233 million, or 13.8%, compared to $1,689 million in 2008. This was due to lower cash flows from operating activities of $1,025 million, partly offset by a reduction in capital expenditures of $132 million and a smaller investment in 2009 for AWS spectrum licences. In 2009, we invested $40 million in spectrum licences compared to $741 million in 2008.

2008 COMPARED TO 2007

Free cash flow was $1,689 million in 2008, a decrease of $271 million, or 13.8%, compared to free cash flow of $1,960 million in 2007. This decrease was due to our purchase of AWS spectrum licences for $741 million, partly offset by higher cash flows from operating activities of $179 million and lower capital expenditures of $154 million.

Capital Expenditures

2009 COMPARED TO 2008

Capital expenditures for BCE were $2,854 million in 2009, compared with $2,986 million in 2008. As a percentage of revenues, capital expenditures for BCE decreased to 16.1% in 2009 from 16.9% in 2008.
     At Bell, capital expenditures decreased 2.8% in 2009 to $2,390 million from $2,459 million in the previous year. This represents a capital intensity ratio of 15.9% in 2009 compared with 16.5% in 2008. Although total expenditures were lower year over year, we maintained spending on our key priorities within the growth areas of our business with more than 80% of the capital spent in 2009 centred on our five strategic imperatives. In 2009, we made new investments in both our wireless and wireline broadband networks, including the deployment of a nation-wide HSPA/HSPA+ network, the continued rollout of FTTN in residential neighbourhoods and fibre to new condominiums and other MDUs primarily in the Québec-Windsor corridor, as well as speed and capacity enhancements to our IP backbone network infrastructure. However, reduced spending to maintain our legacy network infrastructure and to support large business customer contracts, as well as higher real estate expenditures in 2008 to form campus environments in Montréal, Toronto and Calgary, resulted in lower overall capital expenditures in 2009.
     Capital spending at Bell Aliant decreased to $464 million in 2009 from $527 million in 2008, due to a planned reduction in capital spending for 2009 and higher spending in 2008 on the expansion of its broadband footprint.

2008 COMPARED TO 2007

Capital expenditures for BCE were $2,986 million in 2008, compared with $3,140 million in 2007. As a percentage of revenues, capital expenditures for BCE decreased to 16.9% in 2008 from 17.7% in 2007. The decrease can be explained primarily by the sale of Telesat on October 31, 2007 that resulted in no capital expenditures being reported for Telesat in 2008, compared with $188 million in 2007.
     Reduced spending at Bell Aliant, particularly in the first half of 2008, also contributed to the overall decrease in BCE’s capital expenditures in 2008. These reductions stemmed from the completion of the accelerated phase of its investment in FTTN technology in 2007 and planned reduced capital spending for 2008. Bell Aliant’s capital expenditures in 2008 decreased 1.9% to $527 million, compared with $537 million in the previous year.
     At Bell, capital expenditures increased 1.8% in 2008 to $2,459 million from $2,415 million in 2007, corresponding to a stable capital intensity ratio of 16.5% year over year. The majority of spending was focused on strategic priorities within the growth areas of our business, including investments to enhance and update our wireless network, and expand broadband access and capabilities through Bell’s FTTN program, as well as to meet customer demand and service expectations. Higher spending on wireless cell site capacity and signal quality, the implementation of a card swap program at Bell TV, and our move to campus environments in Montréal, Toronto and Calgary also contributed to increased capital expenditures year over year. This was offset partly by lower expenditures to maintain our legacy network infrastructure and reduced IT project-related spending on system upgrades, office equipment and process improvements.

Business Acquisitions

We invested $338 million in 2009 for business acquisitions, including Virgin and The Source.
     We invested $56 million in 2008 for various business acquisitions, compared to $163 million in 2007, mainly due to the privatization of Bell Nordiq by Bell Aliant.

Business Dispositions

On October 31, 2007, we sold Telesat, our satellite services subsidiary, which represented our Telesat segment, and realized net cash proceeds of $3,123 million.

Going-Private Costs

Going-private costs of $163 million in 2008 increased $114 million compared to $49 million in 2007. Amounts paid in 2008 included employee retention costs and costs associated with the proposed privatization transaction for financial advisory, professional and consulting fees.

Increase/Decrease in Investments

The cash provided by investments in 2009 and 2007 related to the sales of available-for-sale investments in those periods.
     The cash used in investments in 2009 represents our purchase of a minority interest investment in the Montréal Canadiens Hockey Club and Bell Centre.

50   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt Instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

2009

We repaid $1,385 million of debt, net of issuances, in 2009. The debt repayments included the redemption of $1,450 million of debentures at Bell Canada and of $650 million of notes at BCE Inc., the repayment of $150 million of credit facilities at Bell Aliant, payments of bank advances and notes payable of approximately $200 million and payments under capital leases. This was partly offset by Bell Canada’s issuance of medium-term debentures having a principal amount of $1 billion and the issuance by Bell Aliant Regional Communications, Limited Partnership of medium-term notes with a principal amount of $350 million.

2008

We repaid $451 million of debt, net of issuances, in 2008, which were primarily payments under capital leases.

2007

We repaid $1,766 million of debt, net of issuances, in 2007. The repayments included $1,175 million of debentures at Bell Canada, $1,135 million of credit facilities at Bell Aliant and payments under capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium-term notes and increased borrowings in notes payable and bank advances.

Cash Dividends Paid on Common Shares

In 2009, BCE Inc. paid an annual dividend of $1.54 per common share. BCE Inc. announced three increases in the annual dividend payable on BCE Inc.’s common shares, which represents an increase of 19% from $1.46 per common share at the beginning of 2009 to $1.74 per common share at the beginning of 2010.
     In 2008, the lower dividends paid of $0.73 per common share were due to dividends on our common shares not being paid in the second and third quarters in 2008 as a result of the terms associated with the proposed privatization transaction.
     In 2007, we paid a dividend of $1.425 per common share.

Repurchase of Common Shares

2009

BCE Inc. repurchased and cancelled 36 million outstanding common shares for a total cash outlay of $894 million under the 2008/2009 NCIB program. The program is complete.

2008

In 2008, BCE Inc. repurchased 7.5 million outstanding common shares under the 2008/2009 NCIB program for a total cash outlay of $178 million. Of the shares repurchased, 4 million were cancelled in 2008 for a total cost of $92 million and the remaining 3.5 million were cancelled in early 2009 for a total cost of $86 million.

2007

In 2007, BCE Inc. repurchased and cancelled 7.4 million outstanding common shares for a total cash outlay of $227 million under the 2007 NCIB program. Common share repurchases under the NCIB were suspended for the remainder of the program.

Financing Activities of Subsidiaries with Third Parties

In 2007, Bell Aliant repurchased 10.6 million units under an NCIB program for a total cash outlay of $330 million.

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $319 million in 2007. The net proceeds on the sale of ADS by Bell Aliant amounted to $327 million.

Credit Ratings

The interest rates we pay are based partly on the quality of our credit ratings. As of March 11, 2010, the BCE Inc. and Bell Canada ratings have remained unchanged at investment grade levels and assigned stable outlooks from Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (S&P), DBRS Limited (DBRS) and Moody’s Investors Service, Inc. (Moody’s). Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.

BCE INC. 2009 ANNUAL REPORT   51

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at March 11, 2010.

BCE INC.

	DBRS	MOODY’S	S&P

Long-term debt	BBB (high)	Baa2	BBB+
Preferred shares	Pfd-3 (high)	–	P-2 (low)

BELL CANADA

	DBRS	MOODY’S	S&P

Commercial paper	R-1 (low)	P-2	A-2
Long-term debt	A (low)	Baa1	BBB+
Subordinated long-term debt	BBB	Baa2	BBB

The investment grade credit ratings by Moody’s, S&P and DBRS reflect the strength of our balance sheet and our business prospects in current economic conditions.
     Our financial policy is to maintain investment grade credit metrics to allow financial flexibility and access to low-cost funding. Our financial policy targets for Bell are to maintain a net debt to Adjusted EBITDA ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times. In these target ratios, net debt includes amounts outstanding under our accounts receivable securitization program and our total outstanding preferred shares. Net interest expense includes dividends on preferred shares and losses on sales due to our accounts receivable securitization program. Adjusted EBITDA includes cash distributions received from Bell Aliant. The calculation and components of these ratios are intended to reflect the methodologies generally used by the credit rating agencies.

Liquidity

Sources of Liquidity

Our cash balances at the end of 2009 were $687 million. We expect that these cash balances and our 2010 estimated cash flows from operations will permit us to meet our cash requirements in 2010 for capital expenditures, employee benefit plans funding, dividend payments, repurchases of BCE Inc.’s common shares under BCE Inc.’s 2010 NCIB program, the payment of contractual obligations and outstanding debt, ongoing operations and other cash requirements.
     Should our 2010 cash requirements exceed our cash balances and cash generated from our operations, we expect to cover such shortfall through the committed and uncommitted financing facilities that we currently have in place or through new facilities, to the extent available.
     Our cash flows from operations, cash balances and financing facilities should give us flexibility in carrying out our plans for future growth. If necessary, we may, to the extent possible, supplement our liquidity sources by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.

The table below is a summary of our total bank credit facilities at December 31, 2009.

			ISSUED AND
			UNDRAWN
	TOTAL		LETTERS OF	NET
	AVAILABLE	DRAWN	CREDIT	AVAILABLE

Committed credit facilities
Bell Canada(1) –
Revolving facility (including supporting commercial paper program)	1,400	–	268	1,132
Bell Aliant(1) –
Revolving facility (including supporting commercial paper program)	550	–	27	523
Other	558	40	241	277

Total committed credit facilities	2,508	40	536	1,932

Non-committed credit facilities
Bell Canada	225	2	89	134
Bell Aliant	14	–	1	13

Total non-committed credit facilities	239	2	90	147

Total committed and non-committed credit facilities	2,747	42	626	2,079

(1)	Bell Canada’s current $1,400 million supporting committed revolving bank credit facility expires in May 2012 and Bell Aliant’s current $550 million supporting committed revolving bank credit facility expires in July 2011.

52   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their supporting committed revolving bank credit facilities, which may be drawn at any time. Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2009.
     Our expectations relating to our ability to meet our cash requirements in 2010 with our cash flows from operations and our cash balances are based on certain key economic, market and operational assumptions that are described in the section entitled Business Outlook and Assumptions. For a description of risk factors that could affect our business and, consequently, our cash flows from operations refer to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results. In addition, our ability to supplement our liquidity sources by issuing additional debt and equity depends largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. For a description of risk factors that could affect our ability to issue additional debt or equity refer to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new business, or try to raise capital by disposing of assets under Risks that Could Affect Our Business and Results.

Cash Requirements

CAPITAL EXPENDITURES

In 2010, our capital spending will be focused on our strategic priorities, demand growth and service quality, reflecting an appropriate level of investment in our networks and services.

EMPLOYEE BENEFIT PLANS FUNDING

Our employee benefit plans include both defined benefit and defined contribution plans, as well as other post-employment benefits. The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics and pension regulations. Our expected funding for 2010 is detailed in the following table and is subject to actuarial valuations being completed in 2010. An actuarial valuation was last performed on most of our pension plans as at December 31, 2008.
     For a more detailed description of risks that could cause our actual employee benefit plans funding to differ materially from our current estimates, please refer to the risk entitled We may be required to increase contributions to our employee benefit plans in the future depending on various factors under Risks that Could Affect Our Business and Results.

2010 EXPECTED FUNDING	BELL	BELL ALIANT	TOTAL

Defined benefit pension – service cost	200	50	250
Defined benefit pension – deficit	170	100	270

Defined benefit	370	150	520

Other post-employment benefits	90	10	100
Defined contribution	40	10	50

Total net benefit plans	500	170	670

We expect to contribute approximately $520 million to all of our defined benefit pension plans in 2010, including subsidiary and supplemental plans, subject to actuarial valuations being completed. We also expect, in 2010, to pay approximately $100 million to beneficiaries under other post-employment benefit plans and to contribute approximately $50 million to the defined contribution pension plans.
     In 2010, funding of our defined benefit pension plans is expected to be lower than 2009 mainly as a result of higher returns on pension plan assets in 2009 and a $500 million voluntary pension contribution made in 2009, partly offset by an increase in the solvency discount rate. Our cash funding estimate does not take into account the proposed federal pension reform announced by the Minister of Finance on October 27, 2009.
     Bell Canada closed the membership of its defined benefit plan in January 2005 to eliminate its pension obligation volatility in respect of all new employees who now enroll in the defined contribution plan. Similarly in 2006, we announced the phase-out over a ten-year period of post-employment benefits for all employees, which will result in Bell’s post-employment benefits funding being gradually phased out after 2016.

DIVIDEND PAYMENTS

In 2010, the cash dividends to be paid on BCE Inc.’s common shares are expected to be higher than in 2009 as the board of directors of BCE Inc. approved three increases in the annual dividend on BCE Inc.’s common shares in 2009. As a result, BCE Inc.’s common share dividend increased by 19% from $1.46 per common share at the beginning of 2009 to $1.74 per common share at the beginning of 2010. These increases are consistent with BCE Inc.’s common share dividend policy of a target payout ratio of 65% to 75% of Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors.

BCE INC.’S 2010 NCIB PROGRAM

Under BCE Inc.’s 2010 NCIB program, it is authorized to repurchase up to $500 million of its outstanding common shares over the course of 2010. As at February 28, 2010, BCE Inc. has spent approximately $75 million under its 2010 NCIB program.

BCE INC. 2009 ANNUAL REPORT   53

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2009 that are due in each of the next five years and thereafter.

	2010	2011	2012	2013	2014	THERE- AFTER	TOTAL

Long-term debt(1)	357	1,009	513	73	1,559	5,349	8,860
Notes payable and bank advances	53	–	–	–	–	–	53
Capital leases	332	363	224	225	199	1,784	3,127
Operating leases	215	185	154	139	127	686	1,506
Commitments for capital expenditures	78	56	98	88	82	826	1,228
Purchase obligations	1,364	994	696	360	350	887	4,651
Interest payable on long-term debt, notes payable and bank advances	567	530	470	450	400	5,516	7,933
Net interest receipts on derivatives	(32)	(23)	(13)	(8)	(3)	(2)	(81)

Total	2,934	3,114	2,142	1,327	2,714	15,046	27,277

(1)	Includes $750 million of long-term debt maturing in 2011, comprised of Bell Aliant’s $750 million 4.72% Series 1 medium-term notes.

Our treasury strategy, executed over the past years, has resulted in an attractive long-term debt maturity schedule.
     Capital leases include imputed interest of $1,157 million.
     Rental expense relating to operating leases was $236 million in 2009, $233 million in 2008 and $260 million in 2007.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     At December 31, 2009, we had other long-term liabilities that are excluded from the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

Deferred revenue and gains on assets are excluded as they do not represent future cash payments.

OTHER CASH REQUIREMENTS

Our cash requirements may also be affected by the liquidity risks related to our contingencies and off-balance sheet arrangements. We may not be able to quantify all of these risks for the reasons described as follows.

Off-Balance Sheet Arrangements

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 25 to the consolidated financial statements for more information.

SECURITIZATION OF ACCOUNTS RECEIVABLE

Bell Canada and Bell Aliant have sale of receivable agreements in place that provide them with what we believe is an attractive form of financing compared to debt financing.
     Under the agreements, Bell Canada and Bell Aliant sold interests in accounts receivable to securitization trusts for a total of $1,305 million.
     The accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable fail to meet these performance targets, Bell Canada and Bell Aliant would no longer be able to sell their receivables and would need to find an alternate source of financing.
     These securitization agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to issue $1,305 million of additional debt and/or equity to replace the financing they provided at year end. See Note 9 to the consolidated financial statements for more information.

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Litigation

We become involved in various claims and litigation as a part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2009, based on information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2009 in the BCE 2009 AIF and in Note 24 to the consolidated financial statements.

OUR COMPETITIVE ENVIRONMENT

We face intense competition from cable companies and from other CLECs that could adversely affect our market shares, volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.
     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.
     The CRTC regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. Since August 2007, the CRTC has determined that competition was sufficient to grant forbearance from price regulation for over 90% of Bell Canada’s residential local telephone service lines and over 80% of Bell Canada’s business local telephone service lines in Ontario and Québec. See Our Regulatory Environment for more information.
     We already have several domestic and foreign competitors. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. On June 26, 2009, the Competition Policy Review Panel provided its report to the Government of Canada and suggested that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. On March 3 and 4, 2010, the federal government issued its Speech from the Throne and federal budget, respectively, wherein it indicated that the limits on foreign ownership in the Canadian telecommunications industry will be reviewed. No specific proposals were put forward and there are no details regarding the timing of any review of the foreign ownership limits. Removing or easing the limits on foreign ownership could result in more foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Until further details are released, we cannot predict what action the Government of Canada will take and we are unable to determine how any potential reform proposals may affect us.

Wireline

Our main competitors in local and access services are: Rogers Cable Inc. (Rogers Cable); TELUS Corporation (TELUS); Allstream Enterprise Solutions (a division of MTS Allstream Inc.) (Allstream); Primus Telecommunications Canada Inc. (Primus); Vidéotron Ltée (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec; Bragg Communications Inc. operating under the Eastlink trade-name, in New Brunswick, Nova Scotia and Prince Edward Island; Maskatel Inc., in Québec; and Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan and Manitoba.
     Our major competitors in long distance services are: Allstream; TELUS; Primus; Vonage Canada (a division of Vonage Holdings Corp.) (Vonage); dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc. which is owned by Globalive Communications Corporation; prepaid long distance providers, such as Group of Gold Line and Vonage; Cogeco Cable, in Ontario and Québec; Rogers Cable, in Ontario; Vidéotron, in Québec; and Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island.
     We continue to face cross-platform competition as customers replace traditional services with new and non-traditional technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. Industry Canada’s licensing of AWS spectrum to ten new potential wireless competitors, one of which already started providing services, as discussed in more detail below, could result in additional technology substitution.
     We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is now offered by cable operators in most major and mid-sized communities and in small communities as well. Although we expect the rate of expansion of the cable companies’ footprints to moderate, cable companies will continue to put downward pressure on our

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market share, especially in the residential market. This could continue to have an adverse effect on our business and results of operations.
     Although we expect the rate of our residential NAS losses in 2010 to remain relatively steady and the rate of our business NAS losses to improve, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers and higher wireless substitution that may result especially from new entrants starting to provide wireless services at lower prices relative to our prices and those of other existing wireless service providers, may result in acceleration, beyond our current assumptions, in our rates of NAS erosion. This could have an adverse effect on our results of operations. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher-margin business.
     Prices for long distance services have been declining since this segment was opened to competition. Our long distance services continue to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact of non-traditional suppliers, including prepaid card suppliers, dial-around services and VoIP providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide long distance service at low prices using personal computers and broadband connections.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. Competitors are also offering IP-based telephony to business customers at attractive prices.
     In Bell Aliant’s residential markets, competition for most product lines is well established. Competition for local telephone service is most established in Nova Scotia and Prince Edward Island, where it was introduced in the residential market in 1999 and 2001, respectively. In more recent years, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. In the business customer base, Bell Aliant operates in an increasingly competitive marketplace, with competition emerging from VoIP providers, cable television operators and system integrators.
     The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for newer growth services, but the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and results of operations.

Wireless

Competition for subscribers to wireless services is based on price, products, services and enhancements, technical quality, coverage and capacity of the wireless networks, customer service and distribution. The Canadian wireless telecommunications industry is highly competitive. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the following wireless service providers: Rogers Wireless Inc. (including its subsidiary Fido Solutions Inc.), TELUS Mobility (a business unit of TELUS), Globalive Wireless Management Corp. (Globalive), and with a multitude of resellers known as mobile virtual network operators that aggressively introduce, price and market their products and services. We expect competition to intensify as new technologies, products and services are developed which could adversely affect our ability to achieve our subscriber additions and ARPU targets. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.
     Competition is also expected to increase as a result of Industry Canada’s licensing of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. In addition to Globalive, which started providing services in Toronto and Calgary in December 2009, and which may launch services in other cities in 2010 where Globalive owns spectrum, and Data and Audio Visual Enterprises Wireless Inc. (DAVE), which has announced its launch for spring 2010 in Toronto, spectrum was also awarded to the following entities, or one of their affiliates, which have indicated launch dates of mid-2010 or later: Shaw, Vidéotron, Bragg Communications Inc., Public Mobile Inc., Celluworld Inc., Rich Telecom Corp., Blue Canada Wireless Inc. and Novus Wireless Inc.
     The increase in the level of competitive intensity in the Canadian wireless industry will depend on when and in what regions these new competitors will start providing wireless

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services, as well as their pricing, marketing and other strategies. In order to gain market share, the new wireless competitors’ strategies are expected to include price discounting relative to our and other incumbents’ pricing as well as increased competition at the distribution level. The pricing and other strategies of these new wireless competitors, as well as the pricing and other strategies of existing wireless service providers in response to the new wireless competitors’ actions, could adversely affect our ability to gain new customers and retain existing ones and require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and results of operation. The new wireless carriers could achieve higher market shares than we currently expect particularly as a result of their pricing strategies and focused product offerings. The ultimate number and viability of new competitors will remain unknown until they actually commence operations or make specific announcements in relation thereto. See Our Regulatory Environment – Radiocommunication Act – AWS Spectrum for more details on this subject.
     The wireless communications industry commits significant resources to research and development (R&D). A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA and long-term evolution (LTE). Some of this technology is transferable into competing or complementary technology tracks that can be standards-based in the case of wireless fidelity (Wi-Fi) and WiMAX or proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.
     Pressures on our ARPU, COA and costs of retention would likely result if competitors increase subsidies for handsets, particularly for smartphones, lower airtime and wireless data prices and offer other incentives to attract new customers. Wireless competition has also intensified due to an increased emphasis on multi-product bundles and new data plans. This emphasis could also pressure our ARPU and increase churn and COA.

Internet Access

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could directly affect our ability to maintain ARPU performance and could adversely affect our results of operations.
     Cable companies have aggressively rolled out Internet networks offering higher speeds to their customers, forcing us to incur significant capital expenditures in order to also be able to offer higher speeds on our networks. The failure to make continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors would adversely affect the pricing of our products and services and our results of operations. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors is adversely affected.
     Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could have an adverse effect on the financial performance of our Internet access services business.
     In the high-speed Internet access services market, we compete with large cable companies such as: Rogers Cable, in Ontario and New Brunswick, Nova Scotia and Prince Edward Island; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island; and Persona Communications Inc., which was acquired by Eastlink in 2007, in all provinces except New Brunswick, Nova Scotia and Prince Edward Island.

Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, STB features, availability of service in the region, price and customer service. Bell TV competes throughout Canada directly with Shaw Direct (a business unit of Shaw Communications Inc.), which like Bell TV operates a DTH satellite TV service, and with cable companies across Canada. Most of these cable companies continue to upgrade their networks, operational systems and services, which will improve their competitiveness. This could negatively affect our financial performance.
     Bell Canada holds broadcasting distribution licences for major centres in Ontario and Québec to offer video services on a wireline basis. Bell Canada and Bell TV offer video services through DTH satellite, VDSL and hybrid fibre co-axial cable. Bell Canada is currently offering IPTV services on a limited basis and intends to start offering IPTV services on a broader basis in the course of 2010 starting with the cities of Toronto and Montréal. The launch of our IPTV services will provide us the opportunity to gain market share and enhance our competitive position in core urban markets starting with the cities of Toronto and Montréal.
     Bell TV’s and Bell Canada’s competitors also include Canadian cable companies such as: Rogers Cable, in Ontario, New Brunswick and Newfoundland; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island; and Persona Communications Inc., in all provinces except New Brunswick, Nova Scotia and Prince Edward Island. In addition to these traditional video competitors, certain traditional telephone companies have recently launched or are contemplating the launch of IPTV services that would compete with Bell TV in certain markets.

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     Bell TV continues to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition and the outcome of the related legal actions could have an adverse effect on the business and results of operations of Bell TV.
     In addition to the licenced broadcast distribution undertakings noted above, new unregulated video services and offerings available over high-speed Internet connections are beginning to compete with traditional television services. The continued growth and adoption by customers of these alternative TV services could negatively affect the financial performance of Bell TV and Bell Canada.

Wholesale

The main competitors in our wholesale business include both traditional carriers and emerging carriers. Traditional competitors include Allstream and TELUS, both of which may wholesale some or all of the same products and services as Bell Canada. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic CLECs and U.S.-based carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP is continuing to increase pressure on some legacy product lines.

OUR REGULATORY ENVIRONMENT

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and significantly influenced companies, including NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Northwestel, Bell Mobility and Bell TV, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.
     Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant and Bell Mobility, that operate as telecommunications common carriers:

  they must be eligible to operate as Canadian carriers;

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian ownership of voting shares and indirect ownership, such as indirect ownership through BCE Inc., must be at least 66 2/3% Canadian ownership of voting shares;

  they must not otherwise be controlled by non-Canadians; and

  at least 80% of the members of their board of directors must be Canadian.

BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Key Telecommunications Issues

This section describes key regulatory issues which are being addressed, or have been addressed in past years, that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

Bell Canada’s accumulated deferral account commitment is estimated at $488 million. The clearing of the deferral account is subject to CRTC approval.
     In Telecom Decision 2008-1, the CRTC approved Bell Canada’s proposed initiatives to improve access to telecommunications services for persons with disabilities using $24 million from its deferral account. The CRTC determined that these funds should be fully utilized within a four-year period ending in 2011, and directed Bell Canada to file a report each year, by March 31, providing updates on the status. The CRTC also approved the use of deferral account funds to fund the uneconomic cost of expanding broadband services to 112 communities, and determined that the remainder in Bell Canada’s deferral account should be returned to residential customers in urban, non-high-cost serving areas within the Ontario and Québec portions of the serving areas of Bell Canada and Bell Aliant.
     Pursuant to the follow-up processes related to Telecom Decision 2008-1, on February 26, 2010, Bell Canada and Bell Aliant advised the CRTC that as part of their deferral account-funded broadband expansion program, they intended to provide wireless broadband services to the approved communities and indicated that the uneconomic cost of this program would

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be approximately $454 million, leaving $10 million for returns to eligible customers. On January 29, 2010, Bell Canada and Bell Aliant also filed their proposals on the manner in which funds would be returned to customers, and will be filing additional information in this regard on March 15, 2010.
     CRTC approval of these proposals is pending, and a decision is expected later this year.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

In light of several CRTC decisions and appeals to the Governor-in-Council, the CRTC is required to rule on several wholesale issues by September 1, 2010. An oral proceeding is scheduled to begin on May 31, 2010 and will include a consideration of whether aggregated wholesale DSL services must be made available at speeds equivalent to the incumbents’ retail offerings (speed-matching). This proceeding will also include an examination of the appropriateness of mandating access to any new types of Internet access infrastructure as well as whether the respective wholesale obligations imposed on incumbent telephone companies and cable companies are equitable or represent a competitive disadvantage. The CRTC will examine whether such wholesale obligations: 1) would unduly diminish incentives to invest in new network infrastructure, 2) are necessary to enable sufficient competition to protect the interest of users, and 3) unduly impair the ability of incumbent telephone companies to offer new converged services like IPTV. This proceeding introduces the possibility that new additional wholesale obligations could be imposed on Bell Canada or that, on a going-forward basis, certain wholesale services could be priced at lower rates. Neither would have a retroactive effect on current rates or revenues. Depending on the outcome, these issues could, however, require Bell Canada to modify its investment plans and its retail and wholesale commercial practices, pricing and plans.

REVIEW OF UNBUNDLED LOCAL LOOP RATES

On June 2, 2009, Bell Canada and Bell Aliant proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas, and requested the CRTC to make the current rates interim until it issues its final determination. The companies filed updated cost studies to support their tariff application. On December 14, 2009, the CRTC issued Telecom Order 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. The process is scheduled to conclude on May 28, 2010, with unbundled loop rates expected to be finalized within 120 days of the close of the record. The CRTC’s newly determined rates may then be retroactively applied to the date of interim approval (December 14, 2009).

REVIEW OF SUPPORT STRUCTURE RATES

In August 2009, the CRTC launched a proceeding to review the large incumbent local exchange carriers’ (ILECs) support structure service rates and declared that each ILEC’s current support structure service rates have interim approval effective the date of the CRTC’s notice. This proceeding will review the rates that competitors must pay ILECs such as Bell Canada in order to lease space on the poles and underground conduit owned by the ILECs. Current support structure rates are expected to increase given the rise in costs since the last review, which ended in 1993, but there is also a slight risk that they will decrease. A decision is expected in the fourth quarter of 2010, after which the new rates may be retroactively applied to competitors back to the date of interim approval.

REVIEW OF THE INTERNET TRAFFIC MANAGEMENT PRACTICES (ITMPS) OF ISPS

On November 20, 2008, the CRTC issued Telecom Public Notice 2008-19 where it initiated a proceeding to consider ITMPs for retail and wholesale Internet services. The CRTC sought comments with supporting rationale on the changes in bandwidth consumption that can lead to network congestion, technical or economic ITMPs that are currently available or may be developed in the future, and the impact of these practices on end-users. In addition, the CRTC examined the appropriateness of implementing regulatory measures in relation to Internet traffic management by ISPs. The CRTC issued its decision on October 21, 2009, in which it: preserved ISPs’ flexibility to manage their networks and established certain transparency requirements. The CRTC approved the use of technical ITMPs, including application-specific ITMPs such as those applied by Bell Canada; encouraged the use of economic ITMPs such as usage-based billing; established a framework against which future complaints about traffic management will be assessed; and established certain privacy and notification requirements with which Bell Canada is already largely compliant.

PROCEEDING TO REVIEW ACCESS TO BASIC TELECOMMUNICATIONS SERVICES AND OTHER MATTERS

The CRTC has a $208 million subsidy (contribution) regime (using 2009 data) to support local service in high-cost (i.e. rural and remote) areas. This subsidy is funded by an industry tax on revenues which was set at 0.81% of eligible telecom revenues in 2009. While Bell Canada draws monies from the contribution subsidy fund, it is also the largest payer into the fund. On January 28, 2010, the CRTC initiated a proceeding to review issues associated with access to basic telecommunications service. The proceeding will include a review of the obligation to serve, the basic service objective, and the local service subsidy (contribution) regime. It will also re-examine the local competition and wireless number portability frameworks in the territories of the small ILECs. Finally, as wireless data was forborne completely from retail and wholesale regulation in 1996, the CRTC will examine whether it would be appropriate to modify the wireless data forbearance framework in order for the guidelines established in the previously mentioned ITMPs proceeding to be applicable to wireless service providers.

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     The proceeding will include a two-week oral hearing scheduled to begin on October 25, 2010. This proceeding may result in changes to various regulatory regimes, including possible increased annual contributions to the subsidy regime, which could have an adverse effect on Bell Canada’s business and financial results. A decision is expected in the first quarter of 2011.

Broadcasting Act

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada; and

  encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian-owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians;

  it must not otherwise be controlled by non-Canadians;

  at least 80% of the board of directors, as well as the Chief Executive Officer (CEO), must be Canadian; and

  at least 66 2/3% of all outstanding and issued voting shares, and at least 66 2/3% of the votes of the parent corporation must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

If the parent corporation of a broadcasting licencee has fewer than 80% Canadian directors on its board of directors, a non-Canadian CEO or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licencee’s programming decisions. Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licencee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.
     The Canadian ownership rules for broadcasting licencees, such as Bell TV, set out in the Direction to the CRTC (ineligibility of Non-Canadians) issued by the Governor General in Council under the Broadcasting Act, restrict allowable foreign investments in voting shares at the licencee operating company level, and at the level of any broadcasting licencee, to a maximum of 20%, and at the holding company level to a maximum of 33 1/3%. Because BCE Inc. previously held a broadcasting licence as a limited partner in Bell TV, BCE Inc. was also subject to the 20% foreign ownership limit for broadcasting licencees. However, following a recent corporate reorganization, BCE Inc. has ceased to be a broadcasting licencee, with the result that foreign ownership in BCE Inc. is now permitted up to a maximum of 33 1/3%.
     Bell Canada holds broadcasting distribution licences, for major centres in Ontario and Québec, to offer video on a wireline basis. In addition, Bell TV, Bell Aliant, Northwestel and Cablevision du Nord du Québec Inc., a Télébec subsidiary, have broadcasting distribution licences that allow them to offer services. Bell TV is permitted to offer services nationally. Bell Aliant is permitted to offer services in Newfoundland and Labrador, Nova Scotia and New Brunswick. Télébec is permitted to offer services in specific areas of Ontario and Québec. Northwestel is permitted to offer services in specific areas of the Northwest Territories.

Bell TV

Bell TV is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell TV’s competitive position or the cost of providing its services. Bell TV’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.
     On October 30, 2008, the CRTC issued Broadcasting Public Notice 2008-100, in which it established its regulatory frameworks for broadcast distribution undertakings and discretionary programming services, and set out its policies related to signal carriage and distant signals. The majority of the CRTC’s determinations are to be implemented on August 31, 2011 and in certain respects will provide Bell TV a measure of added flexibility in service packaging.
     The CRTC rejected the over-the-air broadcasters’ fee-for-carriage proposal, which would have required cable and satellite operators to pay for the right to carry local signals. However, the CRTC determined that cable and satellite operators would be required, starting in September 2009, to contribute 1% of their annual revenue to a new local programming improvement fund (LPIF) administered by an independent third party chosen by the Canadian Association of Broadcasters (CAB).
     The CRTC’s Broadcasting Public Notice 2008-100 also altered its policies regarding delivery of distant or out-of-market signals. Cable and satellite operators can continue to deliver these signals without consent or fees within the province of origin but will require the permission of broadcasters to deliver the signals to subscribers in other provinces. The CRTC determined that broadcasters and cable and satellite operators should negotiate the terms under which the signals will be delivered but that it will arbitrate disputes when parties are unable to reach mutually satisfactory agreements. Those negotiations have subsequently been suspended pending the determination of the FFC/VFS (as defined below) hearings described below.

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     On March 27, 2009, the CRTC announced that it would reexamine the LPIF in its consultation on licence renewals for private conventional television stations to determine if the 1% contribution will provide sufficient support for local programming in non-metropolitan markets, either on a short-term or a longer-term basis. At the same time, and in light of the impact of the current economic uncertainty on broadcasters, the CRTC announced that it would again address the issue of fee-for-carriage for local signals as part of its spring 2010 licence renewal process.
     On July 6, 2009, and before the LPIF was implemented, the CRTC issued a decision increasing the required amount to be contributed by cable and satellite operators to 1.5% and deciding that funds generated by the LPIF do not need to be spent on additional local programming by TV stations. Subsequently, regulations were issued under the Broadcasting Act requiring cable and satellite operators to commence paying the LPIF as of September 1, 2009. In order to meet the CRTC’s orders without impacting the current and future quality of our products and services, Bell TV has decided to apply a monthly fee to customer bills which will not exceed 1.5% of the total monthly Bell TV charges incurred by a customer on and after September 1, 2009. The CRTC held a public hearing from November 16 to November 27, 2009 to, among other things, consider the appropriate contribution level for the LPIF. There can be no assurance that the LPIF contribution level will be reduced, maintained, or increased.
     On August 11, 2009, the CRTC also decided to consider whether it would be appropriate for over-the-air broadcasters to be compensated for the “value” of their conventional TV signals. This form of compensation is commonly called fee-for-carriage (FFC) but is referred to by the CRTC as value for signal (VFS). Under one proposal, all distributors, including Bell TV, would be required to compensate the conventional broadcasters in order to distribute their signals. The CRTC held a public hearing from November 16 to November 27, 2009 to consider whether FFC/VFS is appropriate and, if so, how it should be implemented. In addition, the CRTC held a public hearing from December 7 to December 11, 2009, after being ordered to do so by the Governor-in-Council, in order to issue a report to the Governor-in-Council on FFC/VFS taking into account how FFC/VFS would impact the affordability of cable and satellite TV services and the impact of FFC/VFS, on the broadcast industry. Because it is uncertain whether a FFC/VFS regime will be adopted, or at what levels, we are unable to estimate the potential impact of FFC/VFS at this time. The CRTC is required to issue a report to the Governor-in-Council on the FFC/VFS issue as soon as practicable.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently.
     The Minister of Industry has the discretion to:

  issue and amend radio licences

  set technical standards for radio equipment

  establish licensing conditions

  decide how radio spectrum is allocated and used.

Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. Bell TV, Bell Canada, the CAB and members of Canada’s broadcasting production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Spectrum Licences

Companies must have a spectrum licence to operate wireless systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide cellular and personal communications services (PCS) will be renewed at term, there is no assurance that this will happen. In Industry Canada’s November 28, 2007 decision regarding the licensing and auction policy for the auctioning of AWS spectrum, Industry Canada indicated that an upcoming consultation regarding the renewal process may affect the renewal of both existing cellular and PCS as well as future AWS spectrum licence renewals. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. Moreover, in its AWS decision, Industry Canada indicated that even with full compliance with the conditions of a licence, Industry Canada could withdraw a licence based on circumstances in existence at the time of renewal. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial results.
     As a result of a 2003 Industry Canada decision, the cellular and PCS licences under which we provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, our cellular and PCS licences are now classified as “spectrum licences”, that is, licences issued on a geographic basis rather than on a radio-site-by-radio-site basis, with a standard ten-year licence term.

Wireless and Radio Towers

In its November 28, 2007 AWS decision, Industry Canada adopted a new policy which mandates the sharing of wireless towers and cell sites at commercial rates, where technically feasible, and prohibits exclusive rooftop arrangements with landlords. On February 29, 2008, Industry Canada issued its conditions of licence for mandated roaming and antenna

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tower and site sharing and to prohibit exclusive site arrangements. On November 21, 2008, the conditions of licence came into effect, incorporating the arbitration rules and procedures issued on the same day. As noted by Industry Canada, the revised conditions of licence are intended to facilitate competitive entry into the Canadian wireless market and, taken collectively, are intended to result in increased competition. On April 14, 2009, Industry Canada issued its guidelines for compliance with its conditions of licence for mandated roaming and antenna tower and site sharing. The guidelines outlined the content which should be included in requests for preliminary tower and cell site information and established the time lines for licencee response. Industry Canada also clarified its tower space reservation considerations with respect to licencee’s future requirements and third-party contracts, as well as its site access and confidentiality requirements. Due to the nature and number of uncertainties that remain concerning mandated tower sharing, we are unable to estimate the potential impact of the revised conditions of licence on our business at this time.

Consultation on the Renewal of Cellular and PCS Spectrum Licences

Spectrum licences are issued with a ten-year term. Bell Mobility holds a number of cellular and PCS spectrum licences that expire in 2011 and that are used for providing cellular and PCS services. Industry Canada’s policy for spectrum licences is to hold consultations two years prior to licence expiry to consider the renewal of existing licences as well as the terms and conditions that will apply to renewed licences. Accordingly, on March 25, 2009, Industry Canada initiated a consultation to consider the renewal of those cellular and PCS spectrum licences which expire in 2011. The proposed renewal conditions of licence include retention of the ten-year licence term and elimination of the implementation of spectrum usage requirement. Industry Canada has also indicated that the current R&D investment requirement is under active consideration in the concurrent consultation regarding changes to Canada’s spectrum auction framework (see below Consultation on Revisions to the Framework for Spectrum Auctions in Canada).
     Industry Canada has commissioned a separate study to assess the current market value of cellular and PCS spectrum as input into its consideration of renewal fees. This study was completed for Industry Canada late in the fourth quarter of 2009 and is expected to be publicly released late in the first quarter or in the second quarter of 2010. It will include an international fee comparison and a review of auction prices paid for similar spectrum in Canada as well as internationally. The Industry Canada decision on renewal fees has the potential to significantly affect the cost of spectrum for all carriers including Bell Mobility. Bell Mobility filed comments in response to the initial Industry Canada consultation on May 29, 2009 and filed reply comments on June 30, 2009. Among other things, Bell Mobility argued for indefinite or 20-year licence terms, as opposed to the ten-year term proposed by Industry Canada. Bell Mobility also argued that no renewal fees should apply at all, but if any such fees are imposed, that they should be restricted to a level sufficient to recover Industry Canada’s cost of managing the spectrum, as is currently the case in the U.S. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and financial results.

Consultation on Revisions to the Framework for Spectrum Auctions in Canada

On April 8, 2009, Industry Canada initiated the previously announced consultation regarding, among other issues, the renewal of long-term spectrum licences. The consultation, which considers changes to the 2001 Framework for spectrum auctions in Canada, invites comments on: the use of auction types other than the currently used simultaneous multiple-round ascending auction format; the use of auctions to award satellite licences; restructuring the tier service areas for licensing so as to distinguish between rural and urban areas; and on the continued need for the condition of licence requiring that licencees invest a percentage of their adjusted gross revenues in R&D.
     Industry Canada’s consultation also invites comments on the renewal of long-term, or ten-year, auctioned and non-auctioned spectrum licences including Industry Canada’s proposal to apply licence fees to subsequent terms beyond the initial ten-year term. Industry Canada also seeks comments on its proposal that licence fees, applicable in subsequent renewal terms, be based on an estimation of the market value of the spectrum in question. Industry Canada has stated that market value could be estimated by considering fees for similar spectrum in Canada, the fees charged for similar spectrum in other jurisdictions, or as reflected in the prices paid at auction for similar spectrum. Determining the market value of spectrum will likely be a contentious issue and could significantly affect the cost of spectrum for all carriers, including Bell Mobility. Bell Mobility filed its comments on June 15, 2009, and reply comments on July 15, 2009. Among other things, Bell Mobility argued for significantly longer licence terms and supported Industry Canada’s proposal to remove the 2% R&D investment requirement applicable to cellular and PCS licences. The 2% R&D condition of licence requires licencees to invest an amount equal to a minimum of 2% of the adjusted gross revenues derived from its operations using the spectrum in telecommunications-related R&D. In 2008, Bell Mobility’s R&D requirement amounted to $48 million. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

Consultation on Transition to Broadband Radio Services (BRS) in the Band 2500–2690 Megahertz (MHz)

In March 2009, Industry Canada issued its long anticipated consultation which addresses issues surrounding the implementation of mobile service in the 2500 MHz band. The consultation is the next phase in Industry Canada’s 2006 2500

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MHz policy, which enables use of the Bell–Rogers Inukshuk Wireless Inc. spectrum for mobile services, provided that approximately one-third of the licensed (fixed-use) spectrum is returned to Industry Canada. Among other things, the consultation addresses whether to apply a firm transition date to existing multipoint communication system (MCS) and multipoint distribution service (MDS) licences, the criteria to be used when issuing BRS licences, treatment of incumbents and proposed licence conditions applicable to BRS licences. Regarding licence fees, Industry Canada indicated its intention to consult on a new licence fee regime that will apply to BRS licences. The consultation also indicates that a forthcoming stakeholder proposal development (SPD) process would facilitate discussions among incumbents with the goal of developing proposals for an internationally compatible band plan for BRS. A joint submission, on behalf of Bell Canada, Inukshuk and Rogers Communications Inc., was filed in response to Industry Canada’s consultation on June 15, 2009 and reply comments on July 17, 2009. Although it is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and financial results, it is anticipated that Industry Canada will hold an auction to award the returned and unused 2500 MHz spectrum in 2011.

AWS Spectrum

As previously mentioned, on November 28, 2007, Industry Canada released its decision concerning the policy and rules governing the licensing of additional mobile spectrum for AWS in the 1.7 and 2.1 gigahertz (GHz) bands. The licensing process also made an additional 10 MHz of PCS spectrum available in the 1.9 GHz band and 5 MHz in the 1.6 GHz band. In total, 105 MHz of spectrum, 90 MHz of which is AWS spectrum, was available to be licensed through the competitive spectrum auction, the bidding stage of which ended on July 21, 2008. Industry Canada’s AWS decision set aside 40 MHz of the available 90 MHz of AWS spectrum for which only new entrants were able to bid. The remaining 50 MHz of AWS spectrum was open to bidding by any party, including incumbent carriers and new entrants. In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction. We acquired 20 MHz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic provinces, and in Northern Canada, as well as 10 MHz in Québec and in Western Canada, for a total investment of $741 million.
     Industry Canada’s policies relating to the auction and to the licensing of AWS spectrum favoured the entry of new competitors into the Canadian wireless market and resulted in ten potential new competitors, one of which already started providing services, securing blocks of spectrum in the auction, some of which are on a regional basis.
     Refer to Our Competitive Environment – Wireless for more details, including the identity of the ten new entrants.

700 MHz Auction

Industry Canada is also planning to auction the 700 MHz band for mobile and fixed wireless service, likely within the next five years. The band is currently used by broadcasters for over the air analog TV service and a decision to auction the 700 MHz band is complicated by the requirement to first move the broadcasters off the spectrum. In this regard, current policy dictates that the broadcasters must vacate the band by August 31, 2011. However, it is uncertain whether broadcasters will meet this deadline. This auction is expected to provide an opportunity for incumbents to expand their services and may also enable new entrants.

Accessibility for Ontarians with Disabilities Act, 2005 (AODA) – Proposed Standard for Pay Telephone Furniture

The Ontario government is currently considering a proposed standard under the AODA process which could require significant changes to the arrangement of all pay telephone furniture in Ontario. Bell Canada currently has in excess of 35,000 pay telephones installed in Ontario. The average cost of renovating pay telephones to comply with the proposed standard is estimated to exceed $1,000 per unit. Bell Canada has submitted comments on October 16, 2009 to reduce the cost of compliance.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes the principal risks that could have a material adverse effect on our business, financial condition or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, in addition to the risks previously described under Our Competitive Environment and Our Regulatory Environment or those described elsewhere in the MD&A. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. The actual effect of any event could be materially different from what we currently anticipate. The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

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A decline in economic growth and in retail and commercial activity and/or adverse conditions in the financial markets could decrease demand for our products and services, potentially reducing profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Declines in economic growth and in retail and commercial activity, and/or adverse conditions in the financial markets, could result in lower demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our results of operations.

Failure to achieve our business objectives could have an adverse impact on our financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution against our five strategic imperatives.
     Executing against these imperatives requires shifts in employee skills, investing capital to implement our strategies and operating priorities as well as targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our business objectives, which could have an adverse effect on our business, financial performance and growth prospects.
     Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures. Our objectives for targeted cost reductions continue to be aggressive and there is no assurance that we will be successful in reducing costs, especially because on an ongoing basis, incremental cost savings are more difficult to achieve. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.
     Improved customer service and an enhanced perception of Bell Canada’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. However, there is a risk that the increasing complexity of our networks could hinder the effective management of such networks, which could adversely affect service levels. In addition, the increasing number of smartphone users could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on customer service and on our costs of providing such service. Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions.
     Accordingly, there is a risk that customer service improvements will be delayed or not be achieved or that, even if achieved, that they will not necessarily translate into an enhanced public perception of Bell Canada’s service offerings or the achievement of customer retention objectives. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our results of operations.
     If we are unable to achieve any or all of these objectives, our business and results of operations could be adversely affected.

We need to anticipate technological change and invest in or develop new technologies, products and services. If we are unable to launch new technologies, products and services on a timely basis or if regulation expands to delay newer technologies, our business and results of operations may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance objectives.
     We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline. Our failure to successfully develop, implement and market new technologies, products, services or enhancements in a reasonable time could have an adverse effect on our business and results of operations.

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We may be required to increase contributions to our employee benefit plans in the future depending on various factors.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics and pension regulations. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and thereby could also significantly affect our cash funding requirements.
     In addition, our estimated funding requirements for 2010 are based on preliminary calculations which do not take into account the Federal Minister of Finance’s announcement on October 27, 2009 of a proposed federal pension reform in 2010. Based on our interpretation of the information currently available, if this reform project is applicable to actuarial calculations with an effective date of December 31, 2009 or later, the impact on funding requirements would not be materially negative. However, such funding requirements may still be higher than expected if the results of our actuarial valuations materially and negatively differ from our preliminary calculations and if the final federal pension reform law and regulations differ significantly from what we currently anticipate.

Our operations depend on how well we protect, maintain and replace our networks, equipment, It systems and software.

Our operations depend on how well we protect our networks, equipment, IT systems and software, and the information stored in our data centres, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding and tornadoes), power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, sabotage, vandalism and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, IT systems and software. Any of these and other events could result in network failures, billing errors and delays in customer service. Our operations also depend on our ability to protect the information stored in our data centres against theft. The theft of such information could adversely affect our customer relationships and expose us to claims in damages by customers.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned above, as well as strikes or other work disruptions, bankruptcies or other insolvency proceedings, technical difficulties or other events affecting the networks of these other carriers, could also harm our business and our customer relationships.

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may only be available from a limited number of suppliers.
     If, at any time, suppliers cannot provide us with products or services, including, without limitation, telecommunications equipment, software and maintenance services, that comply with evolving telecommunications standards or that are compatible with our equipment, IT systems and software, our business and results of operations could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment, such as handsets, that we sell or otherwise provide to customers or network equipment that we use to provide services has manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted, our network development and expansion could be impeded, and our business, strategy and results of operations could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, general economic and financial market conditions, the intensity of competitive activity, labour disruptions, availability of and accessibility to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and our results of operations. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and results of operations.

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     The following collective agreements will expire in 2010:

  the collective agreement between the CEP and Bell Canada covering approximately 770 communications sales employees will expire on December 31, 2010 the collective agreement between the CEP and Expertech Network Installation Inc. covering approximately 165 clerical employees will expire on November 30, 2010 the collective agreement between the CEP and Bell Canada covering approximately 115 craft employees located in Western Canada will expire on May 10, 2010.

In addition, negotiations with respect to a first collective agreement between the CEP and Bell Canada covering approximately 50 clerical employees located in Western Canada are scheduled to commence later this year.

The significant increase in broadband demand could have an adverse effect on our business and financial results.

With the rapid growth in video and other bandwidth-intensive applications on the Internet and on mobile devices, we may need to incur significant capital expenditures to provide additional capacity on our Internet and wireless networks. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing broadband demand, through paced fibre deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, or new regulation, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and results of operations.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

As previously discussed under Financial and Capital Management – Liquidity, we have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and assumptions built into our business and financial plans. Our ability to meet our cash requirements and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to general economic, market, competitive, regulatory and other risk factors described in this document, many of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting, accounts receivable through the use of our employees, systems and technology.
     In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including the sale of accounts receivable).
     Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us (including through equity offerings). Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.
     Our bank credit facilities, including credit facilities supporting our commercial paper programs, are with various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.
     If we cannot raise the capital we need to implement our business plan upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected and this may adversely affect our results of operations.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations or government tax audits could have an adverse effect on our business and results of operations.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and results of

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operations. In addition, we become involved in various claims and litigation as a part of our business. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards, could have an adverse effect on our business and results of operations.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our results of operations.
     We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits which could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.
     For a description of the principal regulatory initiatives and proceedings affecting us, see Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in the BCE 2009 AIF.

Satellites used by Bell TV are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial results.

In conjunction with the sale by BCE Inc. of its subsidiary Telesat on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses three satellites. Telesat operates or directs the operation of these satellites.
     Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.
     Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and results of operations and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.
     In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals, and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and reduce the competitiveness of its television services, and may adversely affect our results of operations.

The theft of our satellite television services could have an adverse effect on Bell TV’s business and results of operations.

Bell TV faces a loss of revenue resulting from the theft of its services. In 2008, Bell TV introduced and completed a smart card exchange for its authorized digital receivers that is designed to block unauthorized reception of Bell TV’s signals. However, as with any technology-based security system, it is not possible to prevent with absolute certainty the compromise or circumvention of that security system. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services could have an adverse effect on Bell TV’s business and results of operations.

BCE Inc. is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its direct ownership of the equity of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

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     BCE Inc.’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.
     As for Bell Aliant, it intends, subject to approval of the trustees of Bell Aliant, to make cash distributions to its unit-holders, including BCE Inc. and Bell Canada, but there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance and other variables. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business, which would reduce the amount of cash available for distributions in the year. Accordingly, we cannot provide any assurance regarding the actual levels of distributions by Bell Aliant.
     The Government of Canada’s changes to the tax treatment of income trusts announced on October 31, 2006 received royal assent and were enacted into law on June 22, 2007 (the SIFT Rules). Effective in 2011, income trusts that were publicly traded before November 2006, like Bell Aliant, will be subject to taxation at corporate tax rates and certain distributions to unitholders will be taxed like dividends received from a corporation. All else being equal, the taxation of income trusts at corporate tax rates is likely to result in less cash being available to Bell Aliant to pay distributions. The Government of Canada specified that while there was no intention to prevent existing income trusts from normal growth during the transitional period, any undue expansion of an existing income trust before 2011 would make the new rules effective immediately. To qualify for the delay in applying the SIFT Rules, Bell Aliant must comply with the government’s normal growth guidelines regarding equity capital that were issued on December 15, 2006, as amended from time to time. In particular, the equity of Bell Aliant is only permitted to grow by a prescribed annual amount up to and including the 2010 calendar year. In December 2008, the Minister of Finance released Explanatory Notes to the November 28, 2008 Notice of Ways and Means Motion which revised the normal growth guidelines to accelerate the safe harbour amounts for 2009 and 2010 to make them available on and after December 4, 2008. This change did not alter the maximum permitted growth of a trust, but generally allowed a trust, like Bell Aliant, to use the remaining growth room in a single year, rather than incrementally over 2009 and 2010. Because there is still uncertainty as to the interpretation of these guidelines and what constitutes growth in certain situations, there can be no assurance that Bell Aliant will be able to retain the benefit of the deferral of the SIFT Rules. A reduction in distributions from Bell Aliant could have an adverse effect on our cash flows and results of operations.

We cannot guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This new dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE Inc.’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Health concerns about radio frequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

It has been suggested that some radio frequency emissions from cellular phones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. Increasing concern over the use of cellular phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. In addition, actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. Epidemics, pandemics and other health risks

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MANAGEMENT’S DISCUSSION AND ANALYSIS

could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and results of operations.

Our business depends on the performance of and our ability to retain our employees.

Our business depends on the efforts, abilities and expertise of our employees and, more specifically, of our senior executives and other key employees. A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business and development until qualified replacements are found. We cannot assure you that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have retention plans in place and employment agreements with certain of these individuals, we cannot prevent them from terminating their employment with us.
     In addition, deterioration in employee morale resulting from recent significant staff reductions, wage freezes, ongoing cost reductions or unresolved collective agreements could also adversely affect our business and financial results.

Risk Management Practices

BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business.
     We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and, where necessary, develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the results of their internal audits and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.
     The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.

OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian GAAP. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. Estimates related to revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, employee compensation plans, evaluation of minimum lease terms for operating leases, and business combinations require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

Critical Accounting Estimates

As required under Canadian GAAP, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to regularly evaluate the estimates that we make.
     We base our estimates on a number of factors, including historical experience, current events and actions that we may undertake in the future, and other assumptions that we believe are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from these estimates.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that are highly uncertain at the time the estimate was made and changes to these estimates could have a material impact on our financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the Audit Committee of our board of directors. The Audit Committee has reviewed these critical accounting estimates.
     Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Employee Benefit Plans

We maintain defined benefit plans that provide pension and other post-employment benefits for most of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other post-employment benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the estimated average working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

DISCOUNT RATE

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.
     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.4% at December 31, 2009, a decrease from 7.0% at December 31, 2008. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net benefit plans cost for 2009 and the accrued benefit asset at December 31, 2009.

		IMPACT ON
		ACCRUED
	IMPACT ON NET	BENEFIT ASSET
	BENEFIT PLANS	AT DECEMBER 31,
	COST FOR 2010	2010
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Discount rate increased to 6.9%
Bell Wireline	(42)	42
Bell Wireless	(1)	1
Bell Aliant	(19)	19

Total	(62)	62

Discount rate decreased to 5.9%
Bell Wireline	69	(69)
Bell Wireless	1	(1)
Bell Aliant	22	(22)

Total	92	(92)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a higher pension deficit.

EXPECTED LONG-TERM RATE OF RETURN

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.0% in 2009, compared to 7.25% in 2008. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets on the net benefit plans cost for 2009 and the accrued benefit asset at December 31, 2010.

		IMPACT ON
		ACCRUED
	IMPACT ON NET	BENEFIT ASSET
	BENEFIT PLANS	AT DECEMBER 31,
	COST FOR 2010	2010
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Expected rate of return increased to 7.5%
Bell Wireline	(58)	58
Bell Wireless	(1)	1
Bell Aliant	(14)	14

Total	(73)	73

Expected rate of return decreased to 6.5%
Bell Wireline	58	(58)
Bell Wireless	1	(1)
Bell Aliant	14	(14)

Total	73	(73)

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Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a higher pension deficit. This means that we may have to increase cash contributions to the pension fund.

Useful Lives of Property, Plant and Equipment

We review estimates of the useful lives of property, plant and equipment on a periodic basis and adjust them on a prospective basis, if necessary.
     A significant proportion of our total assets consist of property, plant and equipment. Changes in technology or in our intended use of these assets, as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.
     We perform internal studies to assess the appropriateness of depreciable lives of property, plant and equipment. These studies use models, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution to calculate the remaining life of our assets. When these factors indicate that assets’ useful lives are different from the original assessment, we depreciate the remaining carrying values prospectively over the adjusted estimated useful lives.

Goodwill Impairment

We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We test goodwill impairment in two steps:

  we compare the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

We make a number of significant estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2009, 2008 or 2007.

Contingencies

We become involved in various claims and litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be deducted from cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2009. We have not made any significant changes to our estimates in the past two years.

Income Taxes

The calculation of income tax expense requires significant judgment in interpreting tax rules and regulations, which are changing constantly. There are many transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could materially change the amount of current and future income tax assets and liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Management believes that it has sufficient amounts accrued for outstanding income tax matters based on all of the information that is currently available.
     Future tax assets and liabilities require management judgment in determining the amounts to be recognized. In particular, significant judgment is required when assessing the timing of the reversal of the temporary differences to which future tax rates are applied. Further, the amount of future tax assets, which is limited to the amount that is more likely than not to be realized, is estimated with consideration given to the timing, sources and level of future taxable profit.

Recent Changes to Accounting Standards

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (AcSB) issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009, replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

Future Changes to Accounting Standards

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the AcSB issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.
     We are currently evaluating the impact and effective date of adoption of EIC-175.

International Financial Reporting Standards (IFRS)

The AcSB has set January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. We will prepare our financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS that are expected to be issued before the changeover date.
     We describe below our IFRS changeover plan, selected key activities and their status, and the significant known impacts on our financial reporting. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

IFRS Changeover Plan

We have developed a detailed plan for our changeover to IFRS comprised of three related phases:

  Review and Assessment

  Design

  Implementation.

PHASE 1: REVIEW AND ASSESSMENT

The objective of this phase was to identify the required changes to our accounting policies and practices resulting from the changeover to IFRS to determine the scope of the work effort required for the Design and Implementation phases. Phase 1 involved:

  a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices the separate consideration of one-time accounting choices that must be addressed at the changeover date and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS the prioritization of those differences that could have a more than inconsequential impact on our financial statements, business processes or IT systems the identification of internal stakeholders and business areas that may be affected by the changeover.

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PHASE 2: DESIGN

Phase 2 involved the design and development of detailed solutions to address the differences identified in the first phase of our changeover plan. These solutions resulted in certain necessary changes to our internal business processes and financial systems to comply with IFRS accounting and disclosure requirements. Phase 2 activities included:

  the evaluation of accounting policy alternatives

  the investigation, development and documentation of solutions to resolve differences identified in Phase 1, reflecting changes to existing accounting policies and practices, business processes, IT systems and internal controls the implementation of a change management strategy to address the information and training needs of internal and external stakeholders.

PHASE 3: IMPLEMENTATION

In the third and final phase of our changeover plan, currently underway, we will implement the changes to affected accounting policies and practices, business processes, systems and internal controls. These changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are appropriately addressed in time for the changeover.

Progress towards Completion of Our IFRS Changeover Plan

We have identified the differences between Canadian GAAP and IFRS that impact our financial statements. Our detailed analysis identified a number of accounting differences and policy alternatives under IFRS as compared to Canadian GAAP. We also have determined, however, that our accounting policies generally are aligned with IFRS requirements in many key areas. We will continue to monitor changes to IFRS throughout 2010. We will review and assess any new or modified standards that are issued prior to our changeover.
     Phase 2 of our changeover plan is substantially complete. During 2010, we will complete our selection of our accounting policies and transition options under IFRS.
     Phase 3 work on development and implementation of system changes is complete. During 2010, we will complete the work effort undertaken to ready our business processes and internal controls for the changeover.
     Appropriate resources have been secured to complete the changeover on a timely basis according to our plan milestones. We have ensured training needs are met and will continue to be addressed throughout the changeover period.
     We have detailed project plans and progress reporting in place to support and communicate the changeover. Summarized below is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of December 31, 2009. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures; however, such impact may be material. The changeover to IFRS will impact internal controls over financial reporting, disclosure controls and procedures, and IT systems and processes. Additional information will be provided as we move towards the changeover date.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Progress towards Completion of Our IFRS Changeover Plan

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation	Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date

Completed the identification of IFRS differences

Completed the design of solutions, including business processes, to resolve substantially all IFRS differences

Implementation decisions on virtually all accounting differences have been made

Assessment and quantification of the impact of one-time transition choices is underway

Evaluation and preliminary selection of accounting policies is substantially complete but will continue to be assessed

Training and communication

Provide training to affected employees of operating units, management and the board of directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010 Communicate effects of changeover in time for 2011 financial planning process by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general training to broader group of finance employees, including senior finance management and the board of directors

Periodic internal and external communications about our progress are ongoing

Change management plans have been developed to address training needs for the remainder of the changeover period to the end of 2010

Third-party subject matter experts have validated our design work and continue to provide assistance in the transition

Our auditors are providing input as significant milestones are met

IT systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010

IFRS differences with system impacts identified and design of significant IT solutions is complete

IT development and testing of dual record-keeping, capital accounting and other system solutions is complete

Financial accounting systems have been modified and we have commenced dual record-keeping

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

Changes completed by the third quarter of 2010

IFRS differences with potential impacts on contractual arrangements and compensation plans are minimal

The impact of IFRS differences on debt and other financial covenants has been assessed and is not significant

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	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Internal controls Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by the first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update CEO/Chief Financial Officer (CFO) certification process by the fourth quarter of 2010

Monitored design of solutions to address IFRS differences to design or revise and implement the necessary internal controls Testing of automated controls has commenced

Internal controls Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures began in December 2008 Project steering committee, including Investor Relations, meets monthly to track progress

First-Time Adoption of IFRS

Our financial statements for the year ended December 31, 2011, will be prepared according to IFRS with comparative amounts for the year ended December 31, 2010. IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires that we apply IFRS on a retrospective basis in our opening balance sheet as at January 1, 2010. IFRS 1 also provides certain mandatory exceptions and elective exemptions to retrospective application. We expect that our IFRS 1 elections will be approved by senior management during the first half of 2010, once we have completed our analysis of, and quantified on a preliminary basis, each exemption.

Accounting Policies under IFRS

Our analysis of IFRS and comparison with our accounting policies under Canadian GAAP has identified a number of differences. Many of these differences are not expected to have a significant impact on our financial position or results of operations.
     In certain cases, IFRS provides for a choice of accounting policies. Set out below is a description of our proposed changes in accounting policies under IFRS that we believe may result in a significant impact to our consolidated financial statements, based on Canadian GAAP and IFRS issued at December 31, 2009, except as otherwise noted.

EMPLOYEE BENEFIT PLANS

We use the corridor method approach under Canadian GAAP to recognize actuarial gains and losses in earnings relating to our defined benefit pension and other post-employment benefit plans. We deduct 10% of the greater of the benefit obligation or the market-related value of plan assets from the unamortized net actuarial gains or losses on a market-related value basis. Any excess is amortized to earnings on a straight-line basis over the average remaining service period of active employees. Past service costs under Canadian GAAP are also amortized on a straight-line basis over the average remaining service period of active employees.
     Under IFRS, we plan to recognize actuarial gains and losses on a current basis directly in equity with no impact to earnings. Vested past service costs are recognized immediately in earnings; unvested past service costs are amortized on a straight-line basis over the vesting period. IFRS also requires that plan assets be measured using market values, instead of the market-related values we currently use.

AMORTIZATION OF CAPITAL ASSETS

We amortize most of our telecommunications assets using the group depreciation method under Canadian GAAP. When we retire assets in the ordinary course of business, we charge their original cost to accumulated depreciation; no gain or loss is recorded on retirement of the asset.
     We will discontinue the use of the equal life group depreciation method under IFRS, and gains and losses on retirement of assets will be included in earnings as incurred. In addition, the estimated useful life of assets will not be determined using the group method.
     Under IFRS, we will depreciate capital assets using the straight-line method over their estimated useful lives.

BORROWING COSTS

We capitalize borrowing costs under Canadian GAAP on capital assets that we build or develop when the expenditure is significant.
     Under IFRS, we will capitalize borrowing costs to capital assets that take in excess of one year to build or develop. Amounts capitalized will be amortized using the method and over the estimated useful life of the corresponding asset, similar to Canadian GAAP.

SECURITIZATION OF ACCOUNTS RECEIVABLE

We currently account for a transfer of receivables as a sale when we give up control of the accounts receivable in exchange for proceeds other than our retained beneficial ownership interest in those receivables. We recognize a loss on the derecognition of the receivables, calculated as the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

excess of the carrying value of the receivables over the fair value of the consideration received.
     Under IFRS, the criteria to derecognize financial assets are substantially different than under Canadian GAAP. Our securitization of accounts receivable program will not qualify for derecognition under current IFRS. Therefore, both the accounts receivable balance and related obligation will be shown on the balance sheet as a current asset and current liability, respectively.

PROVISIONS, INCLUDING ASSET RETIREMENT OBLIGATIONS

Under Canadian GAAP, we record provisions when a present obligation exists as a result of past transactions or events, there is a likely outflow of resources required to settle the obligation and the amount of the obligation can be reliably estimated. Asset retirement obligations are recorded when a legal or contractual obligation exists.
     Provisions are recorded under IFRS when an outflow of resources is more likely than not, instead of the higher “likely” threshold under Canadian GAAP. Other specific differences exist in relation to the methods used to estimate the amount of provisions. Asset retirement obligations are recorded when a legal, contractual or constructive obligation exists.

JOINT VENTURE INTERESTS

We account for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP. Under this method, we record our pro-rata share of the revenues and expenses, cash flows and balance sheet amounts of our joint ventures.
     Although IFRS currently permits the use of the proportionate consolidation method to account for joint venture interests, we expect that IFRS will be modified prior to January 1, 2011 to require the use of the equity method to account for joint venture interests.

BUSINESS COMBINATIONS AND CONSOLIDATION

We consolidate 100% of the assets and liabilities of our subsidiaries under Canadian GAAP; any non-controlling interest in subsidiaries is recorded in our balance sheet based on carrying values. When we acquire control of an entity in steps, each step is recorded based on the fair value of consideration paid; any previously held investment in that entity continues to be reflected in our consolidated financial statements based on our carrying value for that investment. Subsequent decreases in our ownership may result in gains and losses recorded through income; increases in ownership are accounted for as an acquisition in steps. We also include certain transaction and restructuring costs relating to acquisitions in the cost of the purchase or the purchase price allocation.
     Under IFRS, non-controlling interest in a subsidiary is recorded based on fair values at the date of acquisition; when we acquire control of an entity, any previously held interest is remeasured to fair value resulting in a gain or loss recorded in current period earnings. Subsequent increases or decreases in ownership interest are accounted for as equity transactions. Transaction costs and most restructuring costs relating to acquisitions are expensed as incurred.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

Under Canadian GAAP, we initially record our portfolio investments in privately-held securities at their fair value at the date of acquisition; subsequent changes in the fair value of these investments are recorded when realized or when we determine that a decline in fair value is other than temporary.
     Under IFRS, changes in the fair value of portfolio investments in privately-held securities are recorded if the range of fair value estimates is not significant or the probabilities of the estimates within the range can be reasonably assessed and used in estimating fair value. Changes in fair value would be recorded in other comprehensive income, similar to Canadian GAAP.

IMPAIRMENT OF ASSETS

Under Canadian GAAP, we determine whether to record an impairment of assets, other than goodwill and indefinite-life intangible assets, using a two-step approach. The first step identifies whether an impairment of assets exists by comparing the carrying value of assets to their associated undiscounted future cash flows. If the undiscounted future cash flows are insufficient to demonstrate recoverability of the carrying value of assets, we proceed with the second step, which involves measuring the amount of impairment to record as the difference between the carrying value and the fair value of assets. Impairment of assets recognized under Canadian GAAP cannot be reversed in a subsequent period if circumstances change.
     Under IFRS, identification and measurement of impairment of assets is performed in a single test by comparing the carrying value of assets to the greater of their fair value less costs to sell and value-in-use (generally discounted future cash flows). Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

EFFECTIVENESS OF INTERNAL CONTROLS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE Inc.’s President and CEO and Executive Vice-President and CFO, to allow timely decisions regarding required disclosure.
     As of December 31, 2009, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and

76   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of BCE Inc.’s wholly-owned subsidiary The Source. We acquired the assets held by The Source on July 1, 2009. The Source’s contribution to our consolidated financial statements for the year ended December 31, 2009 was less than 2% of consolidated revenues and less than 1% of consolidated earnings. Additionally, at December 31, 2009, The Source’s current assets and current liabilities were 7% and 2% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were both less than 1% of consolidated long-term assets and long-term liabilities. Further details related to acquisitions are disclosed in Note 13 to BCE’s consolidated financial statements for the year ended December 31, 2009.
     Based on that evaluation, which excluded The Source’s disclosure controls and procedures, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.
     Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework and criteria established in the Internal Control – Integrated Framework issued by the COSO. The CEO and CFO have limited the scope of their design and evaluation of our internal control over financial reporting to exclude The Source’s internal control over financial reporting.
     Based on that evaluation, which excluded The Source’s internal control over financial reporting, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2009. There were no material weaknesses that have been identified by management as of December 31, 2009.
     No changes were made in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	2009	2008	2007

Operating income	3,191	2,869	3,479
Depreciation and amortization of intangible assets	3,371	3,264	3,181
Restructuring and other	527	871	331

EBITDA	7,089	7,004	6,991

BELL	2009	2008	2007

Operating income	2,432	2,143	2,652
Depreciation and amortization of intangible assets	2,804	2,685	2,559
Restructuring and other	483	810	308

EBITDA	5,719	5,638	5,519

BCE INC. 2009 ANNUAL REPORT   77

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL WIRELINE	2009	2008	2007

Operating income	1,148	902	1,454
Depreciation and amortization of intangible assets	2,284	2,193	2,121
Restructuring and other	475	773	304

EBITDA	3,907	3,868	3,879

BELL WIRELESS	2009	2008	2007

Operating income	1,284	1,241	1,198
Depreciation and amortization of intangible assets	520	492	438
Restructuring and other	8	37	4

EBITDA	1,812	1,770	1,640

The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments for the fourth quarter of 2009 and 2008.

BCE	Q4 2009	Q4 2008

Operating income	751	666
Depreciation and amortization of intangible assets	904	868
Restructuring and other	82	207

EBITDA	1,737	1,741

BELL	Q4 2009	Q4 2008

Operating income	572	520
Depreciation and amortization of intangible assets	758	715
Restructuring and other	65	146

EBITDA	1,395	1,381

BELL WIRELINE	Q4 2009	Q4 2008

Operating income	280	226
Depreciation and amortization of intangible assets	622	580
Restructuring and other	58	131

EBITDA	960	937

BELL WIRELESS	Q4 2009	Q4 2008

Operating income	292	294
Depreciation and amortization of intangible assets	136	135
Restructuring and other	7	15

EBITDA	435	444

Operating Income before Restructuring and Other

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE, Bell and our Bell Wireline and Bell Wireless segments.

BCE	2009	2008	2007

Operating income	3,191	2,869	3,479
Restructuring and other	527	871	331

Operating income before restructuring and other	3,718	3,740	3,810

BELL	2009	2008	2007

Operating income	2,432	2,143	2,652
Restructuring and other	483	810	308

Operating income before restructuring and other	2,915	2,953	2,960

BELL WIRELINE	2009	2008	2007

Operating income	1,148	902	1,454
Restructuring and other	475	773	304

Operating income before restructuring and other	1,623	1,675	1,758

BELL WIRELESS	2009	2008	2007

Operating income	1,284	1,241	1,198
Restructuring and other	8	37	4

Operating income before restructuring and other	1,292	1,278	1,202

78   BCE INC. 2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Earnings

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	2009		2008		2007

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	1,631	2.11	819	1.02	3,926	4.88
Restructuring and other	339	0.44	572	0.71	206	0.25
Net (gains) losses on investments	(41)	(0.05)	420	0.52	(2,248)	(2.79)

Adjusted net earnings	1,929	2.50	1,811	2.25	1,884	2.34

Free Cash Flow

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2009	2008	2007

Cash flows from operating activities	4,884	5,909	5,730
Bell Aliant distributions to BCE	291	290	282
Capital expenditures	(2,854)	(2,986)	(3,140)
Other investing activities	(89)	(726)	13
Dividends paid on preferred shares	(107)	(129)	(124)
Dividends/distributions paid by subsidiaries to non-controlling interest	(369)	(366)	(404)
Bell Aliant free cash flow	(300)	(303)	(399)
Telesat free cash flow	–	–	2

Free cash flow	1,456	1,689	1,960

BCE INC. 2009 ANNUAL REPORT   79

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the financial statements.
     Management has prepared the financial statements according to generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 124 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 11, 2010

82   BCE INC. 2009 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the board of directors and shareholders of BCE Inc.

We have audited the accompanying consolidated balance sheets of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, deficit and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte & Touche LLP (1)
Independent Registered Chartered Accountants

Montréal, Canada
March 11, 2010
 (1) Chartered accountant auditor permit no. 13633

BCE INC. 2009 ANNUAL REPORT   83

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2009	2008	2007

Operating revenues		17,735	17,661	17,707

Cost of revenue, exclusive of depreciation and amortization		(4,525)	(4,389)	(4,058)
Selling, general and administrative expenses		(6,121)	(6,268)	(6,658)
Depreciation	11	(2,595)	(2,537)	(2,547)
Amortization of intangible assets	11	(776)	(727)	(634)
Restructuring and other	3	(527)	(871)	(331)

Total operating expenses		(14,544)	(14,792)	(14,228)

Operating income		3,191	2,869	3,479
Other (expense) income	4	(18)	(253)	2,406
Interest expense	5	(723)	(791)	(859)

Pre-tax earnings from continuing operations		2,450	1,825	5,026
Income taxes	6	(368)	(469)	(735)
Non-controlling interest		(333)	(323)	(332)

Earnings from continuing operations		1,749	1,033	3,959
Discontinued operations	7	(11)	(90)	98

Net earnings		1,738	943	4,057
Dividends on preferred shares		(107)	(124)	(131)

Net earnings applicable to common shares		1,631	819	3,926

Net earnings per common share – basic	8
Continuing operations		2.12	1.13	4.76
Discontinued operations		(0.01)	(0.11)	0.12

Net earnings		2.11	1.02	4.88
Net earnings per common share – diluted	8
Continuing operations		2.12	1.12	4.75
Discontinued operations		(0.01)	(0.11)	0.12

Net earnings		2.11	1.01	4.87
Dividends per common share		1.58	0.73	1.46
Average number of common shares outstanding – basic (millions)		772.9	805.8	804.8

Consolidated Statements of Comprehensive Income

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2009	2008	2007

Net earnings		1,738	943	4,057
Other comprehensive income (loss) – net of income taxes and non-controlling interest
Net change in unrealized gains (losses) on available-for-sale financial assets	22	82	(33)	49
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges	22	(29)	2	16
Net change in unrealized gains (losses) on currency translation adjustment	22	–	2	(2)

Other comprehensive income (loss)		53	(29)	63

Comprehensive income		1,791	914	4,120

Consolidated Statements of Deficit

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2009	2008	2007

Balance at beginning of year		(1,468)	(1,679)	(4,343)
Adjustments to deficit upon adoption of new financial instruments accounting standards on January 1, 2007		–	–	4
Net earnings		1,738	943	4,057
Dividends declared on preferred shares		(107)	(124)	(131)
Dividends declared on common shares	19	(1,218)	(588)	(1,172)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	20	(244)	(20)	(95)
Other		–	–	1

Balance at end of year		(1,299)	(1,468)	(1,679)

84   BCE INC. 2009 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

AT DECEMBER 31 (in $ millions)	NOTE	2009	2008

ASSETS

Current assets
Cash and cash equivalents		687	3,052
Accounts receivable	9	1,605	1,826
Future income taxes	6	110	86
Inventory	10	448	272
Prepaid expenses		296	249
Other current assets		137	54
Current assets of discontinued operations	7	1	39

Total current assets		3,284	5,578

Capital assets
Property, plant and equipment		19,441	19,406
Finite-life intangible assets		2,541	2,693
Indefinite-life intangible assets		3,803	3,697

Total capital assets	11	25,785	25,796

Other long-term assets	12	3,207	2,610
Goodwill	13	5,774	5,659
Non-current assets of discontinued operations	7	–	20

Total assets		38,050	39,663

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	14	3,716	3,528
Interest payable		113	139
Dividends payable		354	337
Debt due within one year	15	600	2,201
Current liabilities of discontinued operations	7	3	22

Total current liabilities		4,786	6,227

Long-term debt	16	10,299	10,099
Other long-term liabilities	17	4,942	4,946

Total liabilities		20,027	21,272

Non-controlling interest	18	1,049	1,080

Commitments and contingencies	24

SHAREHOLDERS’ EQUITY

Preferred shares	20	2,770	2,770

Common shareholders’ equity
Common shares	20	12,921	13,525
Treasury stock	20	–	(86)
Contributed surplus	20	2,490	2,531
Accumulated other comprehensive income	22	92	39
Deficit		(1,299)	(1,468)

Total common shareholders’ equity		14,204	14,541

Total shareholders’ equity		16,974	17,311

Total liabilities and shareholders’ equity		38,050	39,663

On behalf of the board of directors:

(signed) Thomas C. O’Neill Director	(signed) Paul R. Weiss Director

BCE INC. 2009 ANNUAL REPORT   85

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2009	2008	2007

Cash flows from operating activities
Net earnings		1,738	943	4,057
Less: (Losses) earnings from discontinued operations, net of income tax and non-controlling interest		(11)	(90)	98

Earnings from continuing operations		1,749	1,033	3,959
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	2, 11	3,371	3,264	3,181
Net benefit plans cost	23	355	250	410
Restructuring and other	2, 3	527	871	331
(Gains) losses on investments	4	(49)	308	(2,414)
Future income taxes		32	129	413
Non-controlling interest		333	323	332
Contributions to employee pension plans	23	(1,068)	(232)	(265)
Other employee future benefit plan payments	23	(96)	(96)	(96)
Payments of restructuring and other		(310)	(305)	(118)
Operating assets and liabilities	26	40	364	(3)

Cash flows from operating activities		4,884	5,909	5,730

Cash flows used in investing activities
Capital expenditures	2	(2,854)	(2,986)	(3,140)
Business acquisitions	13	(338)	(56)	(163)
Business dispositions	13	11	(10)	3,123
Formation of Bell Aliant		–	–	(7)
Going-private costs		(7)	(163)	(49)
Increase in investments		(53)	(8)	(27)
Decrease in investments		113	1	192
Other investing activities		(89)	(726)	13

Cash flows used in investing activities		(3,217)	(3,948)	(58)

Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(194)	1	211
Issue of long-term debt		1,348	50	1,071
Repayment of long-term debt		(2,539)	(502)	(3,048)
Issue of common shares	20	2	50	153
Repurchase of common shares	20	(894)	(92)	(227)
Redemption of equity securities by subsidiaries from non-controlling interest		–	–	(333)
Cash dividends paid on common shares	19	(1,201)	(587)	(1,147)
Cash dividends paid on preferred shares		(107)	(129)	(124)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(369)	(366)	(404)
Other financing activities		(90)	16	(66)

Cash flows used in financing activities		(4,044)	(1,559)	(3,914)

Cash flows (used in) from continuing operations		(2,377)	402	1,758
Cash flows used in discontinued operations activities		(9)	(22)	(19)
Cash flows from discontinued investing activities		11	27	338
Cash flows used in discontinued financing activities		–	(2)	–

Net (decrease) increase in cash and cash equivalents		(2,375)	405	2,077
Cash and cash equivalents at beginning of year		3,063	2,658	581

Cash and cash equivalents at end of year		688	3,063	2,658

Consists of:
Cash and cash equivalents of continuing operations		687	3,052	2,646
Cash and cash equivalents of discontinued operations	7	1	11	12

Total		688	3,063	2,658

Income taxes paid (net of refunds)		168	112	36
Interest paid		789	787	880

86   BCE INC. 2009 ANNUAL REPORT

Notes to Consolidated Financial Statements

This section of our annual report contains the audited consolidated financial statements of BCE Inc. and detailed notes with explanations and additional information.
     The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements.

The notes also include details about our results that do not appear in the financial statements.
     We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.
     All amounts are in millions of Canadian dollars, except where noted.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).

Basis of Consolidation

We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

Comparative Figures

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decisions in 2009 to cease the operations of or to sell certain of our businesses.

Using Estimates

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ, the impact of which would be recorded in future periods. In particular, we use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, legal and tax contingencies, employee compensation plans, employee benefit plans, retained interest in securitized receivables, and income taxes. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

Recognizing Revenue

We recognize revenues when they are earned, specifically when all the following conditions are met:

  services are provided or products are delivered to customers there is clear evidence that an arrangement exists

  amounts are fixed or can be determined

  our ability to collect is reasonably assured.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met rebates and allowances to customers as a reduction of revenue.

Revenues exclude sales taxes and other taxes we collect from our customers.

BCE INC. 2009 ANNUAL REPORT   87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Multiple-Element Arrangements

We enter into arrangements that may include the sale of a number of products and services, notably in our wireless and video product lines and in our business portfolio. In all such cases, we separately account for each product or service according to the methods previously described when the following three conditions are met:

  the product or service has value to our customer on a stand-alone basis there is objective and reliable evidence of the fair value of any undelivered product or service if the sale includes a general right of return relating to a delivered product or service, the delivery or performance of any undelivered product or service is probable and substantially in our control.

If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to each product and service based on its relative fair value. Otherwise, we first allocate a portion of the total price to any undelivered products and services based on their fair value and the remainder to the products and services that have been delivered.
     If the conditions to account separately for each product or service are not met, we recognize revenue pro rata over the term of the customer agreement.

Subcontracted Services

We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize as revenue the net amount that we retain.

Sales Returns

We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.

Deferred Revenues

We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues also include amounts billed under multiple-element sales contracts where the conditions to account separately for each product or service sold have not been met. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents is comprised mainly of highly liquid investments with original maturities of three months or less from the date of purchase.

Securitization of Accounts Receivable

We consider a transfer of accounts receivable to be a sale when we give up control of the accounts receivable in exchange for proceeds other than our retained beneficial interest in the accounts receivable.
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on the securitization, which we record in Other (expense) income. The loss is calculated by reference to the carrying amount of the transferred accounts receivable and is allocated between accounts receivable sold and our retained interest, according to their relative fair values on the day the transfer is made.
     We recognize a servicing liability on the day accounts receivable are transferred when we continue to service the accounts receivable after the transfer. We amortize this liability to earnings over the expected life of the transferred accounts receivable.

Inventory

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment for resale and the weighted-average cost formula for all other inventory items. We maintain inventory valuation provisions for inventory that is slow-moving or obsolete, calculated using an inventory aging analysis.

Capital Assets

We carry capital assets at cost less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets other than indefinite-life intangible assets on a straight-line basis over their estimated useful lives. We review the estimates of the useful lives of the assets on a periodic basis and adjust them on a prospective basis, if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	3 to 50 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	12 to 15 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	5 to 30 years

We capitalize construction costs, including labour and overhead, and interest when the project cost is significant, related to assets we build or develop.

88   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Selling, general and administrative expenses in the statement of operations.
     We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the recorded asset retirement obligation and record a corresponding amount in earnings to reflect the passage of time.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of an asset to us as capital leases. We record an asset when we enter into a capital lease together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.

Indefinite-Life Intangible Assets

Our indefinite-life intangible assets consist mainly of the Bell brand and wireless spectrum licences. We assess these assets for impairment every year and when events or changes in circumstances indicate that an asset might be impaired.
     We assess impairment by comparing the assets’ fair value, based on estimates of discounted future cash flows or other valuation methods, to their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.

Available-for-Sale (AFS) Financial Assets

We generally designate our portfolio investments in securities as AFS. They are classified in our balance sheet as Other long-term assets. These securities initially are recorded at their fair value on the date of acquisition, plus related transaction costs. Investments in publicly-traded securities are adjusted to fair value at each balance sheet date. The corresponding unrealized gains and losses are recorded in our statement of comprehensive income and are reclassified to Other (expense) income in the statement of operations when realized or when management assesses a decline in fair value to be other than temporary. Investments in our privately-held securities are recorded at cost as their fair value cannot be measured reliably. Gains and losses are recorded in our statement of operations when realized or when management assesses a decline in fair value, calculated using valuation techniques, compared to cost to be other than temporary. Other earnings from investments are also recorded in Other (expense) income in the statement of operations.

Costs of Issuing Debt and Equity

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship. The cost of issuing equity is reflected in the statement of deficit.

Goodwill

We assess goodwill for impairment for each of our reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We test goodwill impairment in two steps:

  we compare the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

Derivative Financial Instruments

We do not use derivative financial instruments for speculative purposes. We use derivative financial instruments to manage:

  interest rate risk

  foreign currency risk

  changes in the price of BCE Inc. common shares relating to restricted share units (RSUs), deferred share units (DSUs) and special compensation payments (SCPs).

We document all relationships between derivatives and the items they hedge and our risk management objective and strategy for using hedges. This process includes linking every derivative to:

  a specific asset or liability, or

  a specific firm commitment, or

  an anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting. Any premiums paid for derivatives used in hedging relationships are deferred and expensed to earnings over the term of the contract. Any forward premiums or discounts on foreign currency forward contracts that are used to hedge long-term debt denominated in foreign currencies are amortized to interest expense over the term of the forward contract.

BCE INC. 2009 ANNUAL REPORT   89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps usually involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Accounts payable and accrued liabilities for swaps that mature within one year, and in Other long-term assets or Other long-term liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other (expense) income in the statement of operations and offset, except for any ineffective portion of the hedging relationship.

Cash Flow Hedges

Our cash flow hedges are used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. We use cross-currency swaps to hedge firm commitments to pay interest and/or principal amounts in a foreign currency. We use foreign currency forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same periods as the corresponding hedged items are recognized in income. Cash flow hedges that mature within one year are included in Other current assets or Accounts payable and accrued liabilities, whereas hedges that have a maturity of more than one year are included in Other long-term assets or Other long-term liabilities.

Economic Hedges

Derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value. We record changes in the fair value of these derivatives in the statement of operations as they occur. Unrealized gains and losses are included in Other current assets or Accounts payable and accrued liabilities.

Employee Benefit Plans

Defined Benefit (DB) Pension and Other Post-Employment Benefit Plans

We maintain DB plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and highest average rate of pay during five consecutive years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service. We also may make voluntary contributions up to the maximum allowed as per applicable pension legislation.
     We also provide other post-employment benefits to some of our employees, including:

  healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these other post-employment benefit plans.

  other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other post-employment benefit costs are determined using:

  the projected benefit method, prorated based on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

90   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We value pension plan assets at fair value using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period during which we expect to realize economic benefits from the amendments.
     Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
     We use the corridor approach to recognize actuarial gains and losses in earnings. We deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses on a market-related value basis. Any excess is amortized over the average remaining service period of active employees. At the end of 2009, this period ranged from 9 to 13 years, with a weighted average period of 10.2 years.
     December 31 is the measurement date for our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other post-employment benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2008.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.

Defined Contribution (DC) Plans

We also maintain DC plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing an amount to an employee’s retirement savings, based on a predetermined percentage of that employee’s salary and certain incentive compensation subject to company rules.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Generally, new employees participate only in the DC pension arrangements.

Income Taxes

The income tax expense for the period comprises current and future tax expense.
     We use the liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

We calculate future income taxes using the rates enacted by tax law and those substantively enacted at the end of the reporting period that are expected to apply when the future tax asset or liability is recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Investment Tax Credits

We recognize investment tax credits (ITCs) when there is reasonable assurance that they will be realized, and they are presented as part of Accounts receivable and Other long-term assets on the balance sheet. We use the cost reduction method to account for ITCs, under which the credits are applied against the qualifying expense or asset to which the ITC relates.

Subscriber Acquisition Costs

We expense all subscriber acquisition costs when the related services are activated.

Stock-Based Compensation Plans

BCE Inc.’s stock-based compensation plans include stock option plans, RSUs, DSUs and the employee savings plan (ESP). Before 2000, the long-term incentive plans included SCPs.
     Any liabilities relating to stock-based compensation plans are recorded as part of Accounts payable and accrued liabilities or Other long-term liabilities.

BCE INC. 2009 ANNUAL REPORT   91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

We use the fair value-based method to account for employee stock options granted on or after January 1, 2002 and the Black-Scholes option pricing model to measure compensation expense relating to options.
     We credit contributed surplus for the stock option expense recorded over the vesting period, based on management’s estimate of the number of options that are expected to vest. Upon the exercise of stock options, we credit share capital for the amount paid by the employees as well as the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the date of grant, prorated over the vesting period and based on management’s estimate of the number of RSUs that are expected to vest.
     Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares and any change in management’s estimate of the number of RSUs that are expected to vest. The cumulative effect of any change in value is recognized in the period of the change. Vested RSUs are paid in cash, except for executives who can settle either in BCE Inc. common shares purchased on the open market, in cash, in DSUs or through a combination of these.

DSUs

For each DSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the date of grant. Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares. DSUs are settled in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.

ESP and SCPs

We recognize our contributions under the ESP as compensation expense. We also recognize compensation expense or recovery relating to SCPs.

Regulation of the Telecommunications Industry

Some of our subsidiaries, such as Bell Canada and Bell Aliant, are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC) pursuant to the Telecommunications Act. Although the majority of our services are forborne from economic regulation, our business is affected by CRTC decisions over the prices we charge for specific services that remain subject to economic regulation and other operating requirements.

Recent Changes to Accounting Policies and Standards

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (AcSB) issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009, replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

Future Changes to Accounting Policies and Standards

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the AcSB issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the stand-alone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.
     We are currently evaluating the impact and effective date of adoption of EIC-175.

92   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: SEGMENTED INFORMATION

The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating earnings before interest, income taxes, and depreciation and amortization (EBITDA). For financial reporting purposes, we allocate depreciation and amortization, and restructuring and other to the segments to calculate operating income by segment.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     Our results of operations are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Substantially all of our interest expense, other (expense) income, income tax and non-controlling interest are managed on a total company basis and are, accordingly, not reflected in segment results. The inter-segment eliminations eliminate any intercompany transactions included in each segment’s results.
     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our wholesale business, which provides and purchases local telephone, long distance, data and other services to or from resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, Internet, data, video, wireless, IT services and products, and other information and communications technology solutions to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide. On October 31, 2007, we sold Telesat, which represents all of our Telesat segment. We have maintained continuing commercial arrangements between Telesat and Bell TV that provide Bell TV continued access to satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

BCE INC. 2009 ANNUAL REPORT   93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segmented Information

	BELL WIRELINE	BELL WIRELESS	INTER- SEGMENT ELIMINA- TIONS	BELL	BELL ALIANT	INTER- SEGMENT ELIMINA- TIONS	CONSOLI- DATED

For the year ended December 31, 2009
Operating revenues
External customers	10,343	4,507	–	14,850	2,885	–	17,735
Inter-segment	323	51	(204)	170	289	(459)	–

Total operating revenues	10,666	4,558	(204)	15,020	3,174	(459)	17,735

Operating expenses	(6,759)	(2,746)	204	(9,301)	(1,804)	459	(10,646)
Depreciation and amortization of intangible assets	(2,284)	(520)	–	(2,804)	(567)	–	(3,371)
Restructuring and other	(475)	(8)	–	(483)	(44)	–	(527)

Operating income	1,148	1,284	–	2,432	759	–	3,191

Other expense							(18)
Interest expense							(723)
Income taxes							(368)
Non-controlling interest							(333)

Earnings from continuing operations							1,749

Segment assets	24,236	7,868	–	32,104	6,198	(252)	38,050
Capital expenditures	1,717	673	–	2,390	464	–	2,854
Additions to advanced wireless services (AWS) spectrum licences	–	40	–	40	–	–	40

For the year ended December 31, 2008
Operating revenues
External customers	10,272	4,434	–	14,706	2,955	–	17,661
Inter-segment	368	45	(248)	165	342	(507)	–

Total operating revenues	10,640	4,479	(248)	14,871	3,297	(507)	17,661

Operating expenses	(6,772)	(2,709)	248	(9,233)	(1,931)	507	(10,657)
Depreciation and amortization of intangible assets	(2,193)	(492)	–	(2,685)	(579)	–	(3,264)
Restructuring and other	(773)	(37)	–	(810)	(61)	–	(871)

Operating income	902	1,241	–	2,143	726	–	2,869

Other expense							(253)
Interest expense							(791)
Income taxes							(469)
Non-controlling interest							(323)

Earnings from continuing operations							1,033

Segment assets	25,836	7,823	–	33,659	6,306	(302)	39,663
Capital expenditures	1,966	493	–	2,459	527	–	2,986
Additions to AWS spectrum licences	–	741	–	741	–	–	741

94   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segmented Information

	BELL WIRELINE	BELL WIRELESS	INTER- SEGMENT ELIMINA- TIONS	BELL	BELL ALIANT	TELESAT	INTER- SEGMENT ELIMINA- TIONS	CONSOLI- DATED

For the year ended December 31, 2007
Operating revenues
External customers	10,379	4,092	–	14,471	2,917	319	–	17,707
Inter-segment	340	59	(227)	172	398	139	(709)	–

Total operating revenues	10,719	4,151	(227)	14,643	3,315	458	(709)	17,707

Operating expenses	(6,840)	(2,511)	227	(9,124)	(2,019)	(195)	622	(10,716)
Depreciation and amortization of intangible assets	(2,121)	(438)	–	(2,559)	(559)	(106)	43	(3,181)
Restructuring and other	(304)	(4)	–	(308)	(23)	–	–	(331)

Operating income	1,454	1,198	–	2,652	714	157	(44)	3,479

Other income								2,406
Interest expense								(859)
Income taxes								(735)
Non-controlling interest								(332)

Earnings from continuing operations								3,959

Capital expenditures	1,960	455	–	2,415	537	188	–	3,140

Revenues by Product

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Revenues
Local and access	3,159	3,360	3,617
Long distance	1,078	1,165	1,219
Data	3,696	3,723	3,573
Wireless	4,102	4,059	3,773
Video	1,593	1,450	1,317
Equipment and other	1,222	949	972

Total external revenues	14,850	14,706	14,471
Inter-segment revenues	170	165	172

Bell	15,020	14,871	14,643
Bell Aliant	3,174	3,297	3,315
Telesat	–	–	458
Inter-segment eliminations	(459)	(507)	(709)

BCE	17,735	17,661	17,707

BCE INC. 2009 ANNUAL REPORT   95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: RESTRUCTURING AND OTHER

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Employee costs
Bell	(219)	(274)	(63)
Bell Aliant	(41)	(54)	(23)
Real estate
Bell	(80)	(81)	(77)
Bell Aliant	–	(7)	(4)

Total restructuring costs	(340)	(416)	(167)
Other charges	(187)	(455)	(164)

Total restructuring and other	(527)	(871)	(331)

The liability for restructuring costs at December 31, 2009 is as follows:

	BELL	BELL ALIANT	CONSOLI- DATED

Balance at December 31, 2008	205	66	271
Employee costs(1)	162	41	203
Real estate	80	–	80
Less: Cash payments	(231)	(66)	(297)

Balance at December 31, 2009	216	41	257

(1)	Excludes amounts related to net benefit plans costs for Bell Canada ($57 million) included in the net pension liability.

Restructuring Costs

Restructuring costs at Bell consist of:

  employee termination charges related to voluntary and involuntary workforce reduction initiatives. The 2009 charge of $219 million includes $139 million relating to a voluntary retirement incentive. The 2008 charge of $274 million is related to involuntary departures. The 2007 charge of $63 million includes $26 million relating to a voluntary retirement incentive.

  real estate costs for relocating employees and closing real estate facilities that are no longer needed because of work-force reduction initiatives, charges for relocation and lease vacancy, and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal.

	2009	2008	2007

Workforce reduction	24	32	61
Campus environments	56	49	16

Real estate costs	80	81	77

Our cumulative expense since 2004 as a result of workforce reduction initiatives is $242 million and since 2007 for costs related to campus environments is $121 million. We expect to incur additional real estate costs of approximately $8 million to relocate employees and close additional real estate facilities as a result of our workforce initiatives, which will be expensed as incurred in our Bell Wireline segment.
     Restructuring costs at Bell Aliant consist mainly of employee termination charges related to workforce reduction initiatives. Employee termination charges in 2009 related to voluntary and involuntary employee departures. Employee termination charges in 2008 and 2007 related to involuntary employee departures.

Other Charges

We recorded other charges of $187 million in 2009. Of the total, $152 million related to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the funds remaining in our deferral account could be used for uneconomic broadband expansion or returned to customers. This charge relates to the years 2002 to 2006 and reflects the remaining amount of our deferral account commitment. Our commitment under the deferral account is fully accrued in the financial statements.
     We recorded other charges of $455 million in 2008 comprised of $236 million for the CRTC’s decision in the first quarter of 2008 on the use of deferral account funds for the uneconomic expansion of broadband, $187 million for employee retention (see Note 21, Stock-Based Compensation Plans), other costs associated with the proposed privatization transaction and costs related to Bell’s rebranding.
     We recorded other charges of $164 million in 2007 related primarily to transaction costs associated with the proposed privatization transaction, employee retention costs (see Note 21, Stock-Based Compensation Plans) and a charge for uneconomic broadband expansion approved by the CRTC. The transaction costs relate mainly to financial advisory, professional and consulting fees.

96   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: OTHER (EXPENSE) INCOME

FOR THE YEAR ENDED DECEMBER 31	NOTE	2009	2008	2007

Gains (losses) on investments		49	(308)	2,414
Interest income		14	97	47
Securitization losses	9	(27)	(52)	(64)
Foreign currency gains (losses)		3	19	(30)
Premium on redemption of debt	16	(45)	–	–
Other		(12)	(9)	39

Total other (expense) income		(18)	(253)	2,406

Gains (Losses) on Investments

Losses on investments of $308 million in 2008 resulted from write-downs of our AFS investments. The decline in fair values of these investments was assessed to be other than temporary. The impairments were based on business valuations or quoted market prices.
     Gains on investments of $2,414 million in 2007 resulted mainly from:

  a $2,300 million gain on the sale of Telesat, our satellite services subsidiary, on October 31, 2007 a $92 million dilution gain from the privatization of the Bell Nordiq Income Fund in the first quarter of 2007.

NOTE 5: INTEREST EXPENSE

FOR THE YEAR ENDED DECEMBER 31	NOTE	2009	2008	2007

Interest expense on long-term debt		(745)	(755)	(812)
Interest expense on other debt		(34)	(36)	(56)
Capitalized interest	11	56	–	9

Total interest expense		(723)	(791)	(859)

Included in interest expense on long-term debt is $148 million of interest on capital leases for 2009, $99 million for 2008 and $61 million for 2007.

NOTE 6: INCOME TAXES

The following table reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 32.3% in 2009, 32.6% in 2008 and 34.7% in 2007.

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Income tax expense computed at statutory rates	(791)	(595)	(1,744)
Non-taxable portion of gains (losses) on investments	15	(97)	420
Non-taxable portion of Bell Aliant’s income	112	109	111
Resolution of uncertain tax positions(1)	132	70	348
Recognition of previously unrecognized non-capital loss carryforwards	7	17	–
Effect of changes in future tax rates on temporary differences	39	4	87
Tax rate differential on reversal of temporary differences and other	118	23	43

Total income tax expense	(368)	(469)	(735)

(1)	Included in this amount for 2007 are settlements with tax authorities on uncertain tax positions in connection with the sale of an investment in a prior year and other audit issues.

BCE INC. 2009 ANNUAL REPORT   97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the significant components of income tax expense that related to earnings from continuing operations.

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Current income taxes	(336)	(340)	(322)
Future income taxes
Recognition and utilization of loss carryforwards	(27)	(61)	(478)
Resolution of uncertain tax positions	132	70	348
Effect of changes in future tax rates on temporary differences	39	4	87
Change in temporary differences and other	(176)	(142)	(370)

Total income tax expense	(368)	(469)	(735)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

AT DECEMBER 31	NOTE	2009	2008

Non-capital loss carryforwards		225	215
Employee benefit plans		(116)	104
Property, plant and equipment and finite-life intangible assets		(804)	(795)
Indefinite-life intangible assets		(440)	(426)
Investment tax credits		(175)	(240)
Partnership income deferral(1)		(118)	(116)
Other		(427)	(574)

Total future income taxes		(1,855)	(1,832)

Future income tax balances are comprised of:
Future income tax asset – current portion		110	86
Future income tax asset – long-term portion	12	52	76
Future income tax liability – current portion	14	(31)	(86)
Future income tax liability – long-term portion	17	(1,986)	(1,908)

Total future income taxes		(1,855)	(1,832)

(1)	The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from their partnership year ends. This results in a deferral of partnership income for tax purposes.

At December 31, 2009, BCE had $832 million of non-capital loss carryforwards. We:

  recognized a future tax asset of $225 million, of which $181 million related to Bell Aliant, on approximately $734 million of the non-capital loss carryforwards. Of the total non-capital loss carryforwards recognized, $41 million expires in varying annual amounts until the end of 2019. The balance expires in varying annual amounts from 2020 to 2029.

  did not recognize a future tax asset for approximately $98 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2020 to 2029.

At December 31, 2009, BCE had $1,021 million in unrecognized capital loss carryforwards which can be carried forward indefinitely.

98   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: DISCONTINUED OPERATIONS

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Expertech Network Installation (US) Inc. (Expertech US)	1	(43)	(3)
ADS	–	(5)	114
Other(1)	(12)	(42)	(13)

Net (loss) gain from discontinued operations	(11)	(90)	98

(1)	Due mainly to asset impairments related to our decisions to cease the operations of or to sell certain of our businesses.

The following table is a summarized statement of operations for the discontinued operations.

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Revenue	43	125	167

(Loss) income from discontinued operations	(7)	(43)	(35)
(Loss) gain from discontinued operations	(13)	(55)	338
Income tax recovery on operating loss	–	–	4
Income tax expense on gain	–	–	(56)
Non-controlling interest	9	8	(153)

Net (loss) gain from discontinued operations	(11)	(90)	98

Expertech US

In 2008, we decided to sell our investment in Expertech US. As such, we accounted for Expertech US as a discontinued operation and no longer consolidated its financial results. A loss of $15 million was recorded in anticipation of the sale of Expertech US.
     In 2009, we ceased operations of Expertech US. Expertech US was previously included in the Bell Wireline segment.

ADS

In February 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. At March 31, 2007, we accounted for ADS as a discontinued operation and no longer proportionately consolidated its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, the transaction was completed and we realized net proceeds of $327 million. The gain on disposition was approximately $110 million.

NOTE 8: EARNINGS PER SHARE

The following table is a reconciliation of the components used in the calculation of basic and diluted earnings per common share from continuing operations.

	2009	2008	2007

Earnings from continuing operations
Earnings from continuing operations	1,749	1,033	3,959
Dividends on preferred shares	(107)	(124)	(131)

Earnings from continuing operations – basic	1,642	909	3,828

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	772.9	805.8	804.8
Assumed exercise of stock options(1)	–	1.4	2.1

Weighted average number of common shares outstanding – diluted	772.9	807.2	806.9

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options, which are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 10,508,239 in 2009, 4,646,531 in 2008 and 5,278,529 in 2007.

BCE INC. 2009 ANNUAL REPORT   99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: ACCOUNTS RECEIVABLE

AT DECEMBER 31	2009	2008

Trade accounts receivable	1,245	1,394
Allowance for doubtful accounts	(105)	(131)
Allowance for revenue adjustments	(83)	(82)
Income taxes receivable	118	63
Investment tax credits	300	408
Other accounts receivable	130	174

Total accounts receivable	1,605	1,826

Securitization of Accounts Receivable

At December 31, 2009, an interest of $1,140 million of Bell Canada’s accounts receivable had been sold to a securitization trust for cash ($1,140 million in cash at December 31, 2008) under a revolving sales agreement that expires on May 13, 2012. Bell Canada had a retained interest of $192 million in the accounts receivable at December 31, 2009 ($130 million at December 31, 2008), which equals the amount of overcollateralization in the receivables sold.
     At December 31, 2009, an interest of $165 million of Bell Aliant’s accounts receivable had been sold to a securitization trust for cash ($165 million in cash at December 31, 2008) under a revolving sales agreement that expires on July 7, 2011. Bell Aliant had a retained interest of $43 million in the accounts receivable at December 31, 2009 ($44 million at December 31, 2008).
     Bell Canada and Bell Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amount securitized. Bell Canada and Bell Aliant have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant accounts receivable until the agreements expire. The buyers and their investors have no further claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.
     In 2009, we recognized a loss of $27 million on the revolving sale of accounts receivable for the combined securitizations, compared to losses of $52 million in 2008 and $64 million in 2007.
     The following table shows balances for the securitization programs at December 31, 2009 and the assumptions that were used on the date of transfer and at December 31, 2009. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE FOR 2009	2009	2008

Securitized interest in accounts receivable		1,305	1,305
Retained interest		235	174
Servicing liability		2	2
Average accounts receivable managed		2,146	2,091
Assumptions
Cost of funds	2.05%–3.86%	2.05%	4.05%
Average delinquency ratio	11.60%–12.00%	11.60%	11.60%
Average net credit loss ratio	1.00%–1.02%	1.00%	0.96%
Weighted average life (days)	34–36	34	37
Servicing fee liability	2.00%	2.00%	2.00%

The following table is a summary of certain cash flows received from and paid to the trusts during the year.

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Collections reinvested in revolving sales	19,423	18,374	18,579
Decrease in sale proceeds	–	(27)	(6)

NOTE 10: INVENTORY

AT DECEMBER 31	2009	2008

Inventory
Work in progress	57	54
Finished goods	433	236
Provision	(42)	(18)

Total inventory	448	272

The total amount of inventories recognized as an expense was $1,505 million in 2009, $1,307 million in 2008 and $1,277 million in 2007.

100   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: CAPITAL ASSETS

AT DECEMBER 31	2009			2008

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Property, plant and equipment
Telecommunications assets
Inside plant	21,686	16,386	5,300	21,408	15,782	5,626
Outside plant	16,786	10,979	5,807	16,401	10,754	5,647
Station equipment	3,351	1,656	1,695	3,322	1,728	1,594
Machinery and equipment	8,024	5,104	2,920	7,002	4,560	2,442
Buildings	3,604	1,671	1,933	3,530	1,602	1,928
Plant under construction	889	–	889	1,099	–	1,099
Satellites	1,303	595	708	1,395	562	833
Land	77	–	77	77	–	77
Other	239	127	112	262	102	160

Total property, plant and equipment	55,959	36,518	19,441	54,496	35,090	19,406

Finite-life intangible assets
Software	4,910	3,102	1,808	4,802	2,831	1,971
Customer relationships	924	204	720	874	169	705
Other	28	15	13	33	16	17

Total finite-life intangible assets	5,862	3,321	2,541	5,709	3,016	2,693

Indefinite-life intangible assets
Brand name	2,024	–	2,024	2,014	–	2,014
Spectrum licences	1,763	–	1,763	1,667	–	1,667
Cable licences	16	–	16	16	–	16

Total indefinite-life intangible assets	3,803	–	3,803	3,697	–	3,697

Total capital assets	65,624	39,839	25,785	63,902	38,106	25,796

		2009	2008

Assets under capital leases:
Cost		3,198	3,396
Additions		196	935
Net book value		1,955	2,218
Additional information on additions:
Finite-life intangible asset additions		660	694
Indefinite-life intangible asset additions		106	784

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Depreciation of property, plant and equipment(1)	2,595	2,537	2,547
Amortization of finite-life intangible assets	776	727	634
Capitalized interest on spectrum licences	56	–	9

(1)	Includes depreciation of capital leases of $213 million in 2009, $257 million in 2008 and $143 million in 2007.

The future annual amortization expense for finite-life intangible assets, calculated based on the asset values at December 31, 2009, is as follows.

FOR THE YEAR ENDED DECEMBER 31

2010	(610)
2011	(438)
2012	(281)
2013	(174)
2014	(73)

Total estimated amortization expense	(1,576)

BCE INC. 2009 ANNUAL REPORT   101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: OTHER LONG-TERM ASSETS

AT DECEMBER 31	NOTE	2009	2008

Accrued benefit asset	23	2,316	1,636
Future income taxes	6	52	76
AFS publicly-traded and privately-held securities		283	275
Investment tax credits(1)		141	130
Long-term notes and other receivables		102	151
Other		313	342

Total other long-term assets		3,207	2,610

(1)	Our investment tax credits expire in varying annual amounts until the end of 2029.

NOTE 13: GOODWILL

The consolidated statements of operations include the results of acquired businesses from the date they were purchased. We cease including results from businesses we have sold on the date they are sold. The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2009 and 2008.

	BELL WIRELINE	BELL WIRELESS	BELL ALIANT	CONSOLI- DATED

Balance – December 31, 2007	2,471	2,175	1,209	5,855
2008 acquisitions	29	11	9	49
Contingent consideration paid in respect of a prior year’s acquisition	3	–	–	3
Adjustments from completion of prior year’s purchase price allocation	(3)	–	(194)	(197)
Repurchase of units at Bell Aliant	–	–	(48)	(48)
Other	(3)	–	–	(3)

Balance – December 31, 2008	2,497	2,186	976	5,659
2009 acquisitions	–	115	–	115
Contingent consideration paid in respect of a prior year’s acquisition	5	–	–	5
Other	(1)	–	(4)	(5)

Balance – December 31, 2009	2,501	2,301	972	5,774

2009 Acquisitions

On July 1, 2009, we acquired the remaining 50% interest that we did not already own in Virgin Mobile Canada, a mobile virtual network operator.
     Also on July 1, 2009, we acquired substantially all of the assets of the national electronics retailer The Source.

Sale of Telesat

On October 31, 2007, we sold Telesat, our satellite services subsidiary, for net cash proceeds of $3,123 million and a gain on sale of approximately $1,893 million, net of taxes of $407 million.

Bell Nordiq Income Fund

In January 2007, Bell Aliant purchased the remaining 36.7% interest that it did not already own in NorthernTel Limited Partnership and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. (Bell Nordiq). Goodwill was recognized on the transaction because the value of the net assets was lower than the future earnings potential. None of the goodwill is deductible for tax purposes.
     Immediately prior to the acquisition, Bell Nordiq Income Fund unit holders received a special distribution of $4.00 cash per unit and, on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. As a result, our non-controlling interest increased by $156 million.

Repurchase of Units at Bell Aliant

In 2007, Bell Aliant repurchased 10.6 million outstanding units for a total cash outlay of $330 million as part of a normal course issuer bid (NCIB) program. No further units were repurchased in 2008 and the NCIB program was terminated on February 27, 2008.
     Bell Aliant’s 2007 NCIB program, in which we did not participate, resulted in a 2% increase in our ownership of Bell Aliant, which we recorded as an increase to our goodwill of $107 million. In 2008, we finalized the allocation of goodwill, which had the following impact on our balance sheet:

  goodwill decreased by $48 million

  property, plant and equipment increased by $4 million

  finite-life intangibles increased by $63 million

  other long-term liabilities increased by $19 million.

102   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase Price Allocations

The purchase price allocations for 2009 acquisitions include certain estimates. The final purchase price allocation for each business acquisition will be complete within 12 months of the acquisition date.
     The following tables summarize the fair values assigned to each major asset and liability class for each of the last three years.

2009 Business Combinations

The table below includes acquisitions of The Source and Virgin Mobile Canada, which were individually immaterial.

TOTAL

Consideration given
Cash(1)	315
Acquisition costs	8

Purchase price	323

Non-cash working capital	102
Property, plant and equipment	33
Other long-term assets	3
Finite-life intangibles(2)
Dealer network	5
Customer relationships	58
Software	13
Indefinite-life intangible
Brand	10
Other long-term liabilities	(22)

202
Cash and cash equivalents	6

Fair value of net assets acquired	208

Goodwill(3)	115

(1)	An additional $16 million of cash is held in escrow pending final working capital adjustments.
(2)	The dealer network, customer relationships and the majority of software acquired are amortized over a weighted average period of ten, six and two years, respectively.
(3)	None of the goodwill is deductible for tax purposes.

2008 Business Combinations

All acquisitions in 2008 were individually immaterial.

TOTAL

Consideration given
Cash	53

Purchase price	53

Property, plant and equipment	11
Finite-life intangibles(1)
Customer relationships	6
Indefinite-life intangibles
Brand	1
Licences	1
Non-controlling interest	(15)

Fair value of net assets acquired	4

Goodwill(2)	49

(1)	The customer relationships are amortized over a weighted average period of seventeen years.
(2)	$9 million is deductible for tax purposes.

2007 Business Combinations

	BELL NORDIQ	OTHER	TOTAL

Consideration given
Cash	135	24	159
Acquisition costs	4	–	4
Non-cash	394	(2)	392

Purchase price	533	22	555

Property, plant and equipment	37	2	39
Finite-life intangibles(1)
Customer relationships	186	3	189
Roaming agreements	4	–	4
Indefinite-life intangibles
Brand	27	–	27
Licences	14	–	14
Long-term debt	(3)	–	(3)
Other long-term liabilities	(71)	–	(71)
Non-controlling interest	95	2	97

Fair value of net assets acquired	289	7	296

Goodwill(2)	244	15	259

(1)	The customer relationships and the roaming agreements are amortized over a weighted average period of twenty-three and four years, respectively.
(2)	$8 million is deductible for tax purposes.

BCE INC. 2009 ANNUAL REPORT   103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

AT DECEMBER 31	NOTE	2009	2008

Trade accounts payable and accruals		1,637	1,727
Compensation payable		499	501
Deferred revenues		615	540
Taxes payable		113	161
Restructuring costs payable		175	194
Future income taxes	6	31	86
Deferral account commitment	3	152	–
Other current liabilities		494	319

Total accounts payable and accrued liabilities		3,716	3,528

NOTE 15: DEBT DUE WITHIN ONE YEAR

AT DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE	WEIGHTED AVERAGE MATURITY	2009	2008

Bank advances		1.03%	n.a.	42	217
Notes payable		n.m.	n.a.	11	29

Total bank advances and notes payable				53	246

Long-term debt due within one year
BCE Inc.				–	650
Bell Canada				529	1,189
Bell Aliant				19	116

				548	1,955
Unamortized premium				5	7
Unamortized debt issuance costs				(6)	(7)

Total long-term debt due within one year	16			547	1,955

Total debt due within one year				600	2,201

n.a.: Not applicable
n.m.: Not meaningful

Restrictions

Some of the credit agreements:

  require us to meet specific financial ratios

  require us to offer to repay and cancel the credit agreement upon a change of control of BCE Inc. or Bell Canada.

We are in compliance with all conditions and restrictions.

Credit Facilities

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their supporting committed revolving bank credit facilities. The total amount of these supporting committed revolving bank credit facilities may be drawn at any time. Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2009.

The table below is a summary of our total bank credit facilities at December 31, 2009.

	TOTAL AVAILABLE	DRAWN	ISSUED AND UNDRAWN LETTERS OF CREDIT	NET AVAILABLE

Committed credit facilities
Bell Canada(1) – Revolving facility (including supporting commercial paper program)	1,400	–	268	1,132
Bell Aliant(1) – Revolving facility (including supporting commercial paper program)	550	–	27	523
Other	558	40	241	277

Total committed credit facilities	2,508	40	536	1,932

Non-committed credit facilities
Bell Canada	225	2	89	134
Bell Aliant	14	–	1	13

Total non-committed credit facilities	239	2	90	147

Total committed and non-committed credit facilities	2,747	42	626	2,079

(1)

Bell Canada’s current $1,400 million supporting committed revolving bank credit facility expires in May 2012 and Bell Aliant’s current $550 million supporting committed revolving bank credit facility expires in July  2011.

104   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: LONG-TERM DEBT

AT DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE	MATURITY	2009	2008

BCE Inc.(a)				–	650

Bell Canada(b)
Debentures
1997 trust indenture		5.91%	2011–2035	4,100	4,400
1976 trust indenture		9.73%	2010–2054	1,584	1,770
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases		7.91%	2010–2047	1,929	2,129
Other				157	230

Total – Bell Canada				8,045	8,804

Bell Aliant(c)
Non-revolving term facility		Floating	2009	–	100
Debentures, notes and bonds		5.41%	2011–2037	2,740	2,395
Other				45	81

Total – Bell Aliant				2,785	2,576

Total debt				10,830	12,030
Unamortized premium				57	66
Unamortized debt issuance costs				(41)	(42)
Less: Amount due within one year	15, 19			(547)	(1,955)

Total long-term debt	19			10,299	10,099

Restrictions

Some of the debt agreements:

  require us to meet specific financial ratios

  impose covenants, maintenance tests and new issue tests

  require us to make an offer to repurchase certain series of debentures upon the occurrence of a change of control triggering event as defined in the relevant debt agreements.

We are in compliance with all conditions and restrictions.

(a) BCE Inc.

On June 8, 2009, BCE Inc. redeemed early its 7.35% Series C Notes, which were due on October 30, 2009. We incurred a $16 million charge for the premium costs on early redemption which is included in Other (expense) income.

(b) Bell Canada

All outstanding debentures are issued under trust indentures and are unsecured. They include US$200 million maturing in 2010, which has been swapped into Canadian dollars. All debentures are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified in each series.
     On July 30, 2009, Bell Canada redeemed early its 5.5% Series M-16 debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $600 million, which were due on August 12, 2010. We incurred a $29 million charge for the premium costs on early redemption, which is included in Other (expense) income.
     On June 29, 2009, Bell Canada issued 4.85% Series M-20 debentures under its 1997 trust indenture for a principal amount of $1 billion, which mature on June 30, 2014.

(c) Bell Aliant

All outstanding debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec’s debentures of $100 million, which are secured by a mortgage on a property located in the province of Québec. At December 31, 2009, the carrying value of this property was $12 million. All debentures, notes and bonds are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.
     On May 12, 2009, Bell Aliant Regional Communications, Limited Partnership issued 6.29% medium-term notes with a principal amount of $350 million which mature on February 17, 2015.

BCE INC. 2009 ANNUAL REPORT   105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: OTHER LONG-TERM LIABILITIES

AT DECEMBER 31	NOTE	2009	2008

Future income taxes	6	1,986	1,908
Accrued benefit liability	23	2,016	2,090
Deferral account commitment	3	273	273
Deferred revenue on long-term contracts		154	178
Deferred contract payments		46	89
Restructuring costs payable		82	77
Other		385	331

Total other long-term liabilities		4,942	4,946

NOTE 18: NON-CONTROLLING INTEREST

AT DECEMBER 31	2009	2008

Non-controlling interest in subsidiaries
Bell Aliant	1,030	1,061
Other	19	19

Total non-controlling interest	1,049	1,080

NOTE 19: FINANCIAL AND CAPITAL MANAGEMENT

Financial Management

Management’s objectives are to protect BCE Inc. and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks that include credit risk, liquidity risk, interest rate risk, foreign currency risk and equity price risk. To minimize our exposure, we enter into derivative financial instruments to manage our risk as it relates to interest rate risk, foreign currency risk and equity price risk. We do not use derivative instruments for speculative purposes.

Derivatives

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE Inc. common shares that may be issued under our compensation plans (SCPs, DSUs and RSUs). We do not use derivative instruments for speculative purposes, and so we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2009:

  cross-currency swaps and foreign currency forward contracts that hedge foreign currency risk on a portion of our long-term debt foreign currency forward contracts that hedge certain purchase commitments interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts on BCE Inc. common shares that hedge the fair-value exposure related to DSUs and RSUs.

At December 31, 2009, the amount of hedge ineffectiveness recorded in Other (expense) income in the statement of operations was not material.

Credit Risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the balance sheet.
     We are exposed to credit risk if counterparties to our accounts receivable and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. We regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at December 31, 2009. We deal with institutions that have strong credit ratings and as such we expect that they will be able to meet their obligations.
     The following table provides the change in allowance for doubtful accounts for trade accounts receivable.

Balance at December 31, 2008	(131)
Additions	(37)
Use	63

Balance at December 31, 2009	(105)

For many of our customers, accounts receivable are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

106   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides further details on trade accounts receivable past due but not provisioned.

AT DECEMBER 31	2009	2008

Trade accounts receivable not past due	835	935
Trade accounts receivable past due and not provisioned
Under 60 days	91	105
60 to 120 days	108	138
Over 120 days	106	85

Trade accounts receivable, net of allowance for doubtful accounts	1,140	1,263

Liquidity Risk

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed financing facilities in place should our cash requirements exceed cash generated from our operations.
     Financial liabilities that are due within one year have been classified as current and presented as such on the balance sheet.
     The following table is a maturity analysis for each of the next five years and thereafter for financial liabilities with maturities that are greater than one year, including capital leases.

	2010	2011	2012	2013	2014	THERE- AFTER	TOTAL

Long-term debt	357	1,009	513	73	1,559	5,349	8,860
Notes payable and bank advances	53	–	–	–	–	–	53
Capital leases(1)	332	363	224	225	199	1,784	3,127
Interest payable on long-term debt, notes payable and bank advances	567	530	470	450	400	5,516	7,933
Net interest receipts on derivatives	(32)	(23)	(13)	(8)	(3)	(2)	(81)

Total(2)	1,277	1,879	1,194	740	2,155	12,647	19,892

(1)	Capital leases include imputed interest of $1,157 million.
(2)	Excluded from the table are commitments under contractual obligations (see Note 24, Commitments and Contingencies).

Market Risk

CURRENCY EXPOSURES

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use foreign currency forward contracts to hedge foreign currency risk on anticipated transactions including certain purchase commitments.
     At December 31, 2009, the amounts to be received under currency contracts were US$967 million and the amounts to be paid were $1,146 million. At December 31, 2008, the amounts to be received under currency contracts were US$405 million and the amounts to be paid were $510 million.
     The effect on net earnings from a 10% increase or decrease in the CAD/USD exchange rate is not significant. The effect on other comprehensive income from a 10% change in the CAD/USD exchange rate is $42 million.

The following table provides further details on our outstanding cross-currency swaps and forward contracts at December 31, 2009 and 2008.

	TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE IN USD	SELL CURRENCY	AMOUNTS TO PAY IN CAD	MATURITY	HEDGED ITEM

At December 31, 2009	Fair value	USD	200	CAD	269	2010	Debt due within one year
	Cash flow	USD	67	CAD	98	2013	Long-term debt
	Cash flow	USD	575	CAD	647	2010	Purchase commitments
	Economic	USD	125	CAD	132	2010	Purchase commitments

At December 31, 2008	Fair value	USD	200	CAD	269	2010	Long-term debt
	Cash flow	USD	75	CAD	111	2013	Long-term debt
	Cash flow	USD	58	CAD	57	2009	Purchase commitments
	Cash flow	USD	12	CAD	13	2009	Purchase commitments
	Economic	USD	60	CAD	60	2009	Purchase commitments

BCE INC. 2009 ANNUAL REPORT   107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. The effect on net earnings and other comprehensive income of a one percentage point increase or decrease in interest rates is not significant. The following table shows interest rate swaps outstanding at December 31, 2009 and 2008.

	TYPE OF HEDGE	NOTIONAL AMOUNT	RECEIVE INTEREST RATE	PAY INTEREST RATE	MATURITY	HEDGED ITEM

At December 31, 2009	Fair value	700	5.00%	3-month CDOR(1) + 0.42%	2017	Long-term debt
	Fair value	USD 200	9.50%	3-month CDOR + 5.34%	2010	Debt due within one year

At December 31, 2008	Fair value	700	5.00%	3-month CDOR + 0.42%	2017	Long-term debt
	Fair value	USD 200	9.50%	3-month CDOR + 5.34%	2010	Long-term debt
	Cash flow	100	3-month CDOR	4.9775%	2010	Debt due within one year
	Cash flow	100	3-month CDOR	4.9775%	2010	Debt due within one year
	Cash flow	50	3-month CDOR	3.7500%	2010	Debt due within one year

(1)	CDOR: Canadian dollar offered rate

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE Inc. common shares to hedge the fair-value exposure related to RSUs and DSUs. See Note 21, Stock-Based Compensation Plans, for details on our RSU and DSU programs.
     At December 31, 2009, the effect on net earnings and other comprehensive income from a ten percent change in the market price of the BCE Inc. common share is not significant.

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.
     Certain fair value estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.
     The carrying value of most of our financial instruments approximates fair value due to their short-term nature. Other financial instruments are measured as follows:

  AFS publicly-traded securities are recorded at fair value based on quoted prices in active markets for identical instruments at the balance sheet date public long-term debt, which mainly includes senior and subordinated debentures, is recorded at amortized cost and its fair value is determined based on the trading values at the balance sheet date derivative financial instruments, such as currency contracts, interest rate swaps and equity forward contracts, are recorded at fair value based on observable market data such as interest rates, swap rate curves and foreign currency exchange rates.

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

AT DECEMBER 31	NOTE	2009		2008

		CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

Long-term debt due within one year	15	547	565	1,955	1,984
Long-term debt	16	10,299	10,926	10,099	9,393
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares		35	35	(10)	(10)
Currency contracts		(129)	(129)	(3)	(3)
Interest rate swaps		68	68	116	116

108   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capital Management

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
     Our definition of capital includes shareholders’ equity, debt, and cash and cash equivalents.
     In order to meet our objectives, we monitor our capital structure and make adjustments, including to our dividend policy, as required. In 2009, the board of directors of BCE Inc. approved increases in the annual dividend on BCE Inc.’s common shares as follows:

  5%, from $1.46 per common share to $1.54 per common share in February 2009

  5%, from $1.54 per common share to $1.62 per common share in August 2009

  7%, from $1.62 per common share to $1.74 per common share in December 2009.

     In addition, on December 17, 2009, BCE Inc. announced plans to repurchase up to $500 million of its outstanding common shares through a NCIB during 2010.
     The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure.

AT DECEMBER 31	2009	(1)	2008	(1)

Net debt to EBITDA (earnings before interest, tax, depreciation and amortization of intangible assets) including Bell Aliant distributions to Bell(2) (3)	1.89		1.75
EBITDA to interest, securitization costs and preferred dividends	8.79		8.33

(1)	These ratios are calculated for BCE, excluding Bell Aliant.
(2)	We define net debt as debt due within one year plus long-term debt, securitization of accounts receivable and preferred shares less cash and cash equivalents.
(3)	EBITDA is a non-GAAP measure. It therefore is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses. The most comparable Canadian GAAP financial measure is operating income.

NOTE 20: SHARE CAPITAL

Preferred Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
     The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2009. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

SERIES	ANNUAL DIVIDEND RATE	CONVERT- IBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMP- TION PRICE	NUMBER OF SHARES		STATED CAPITAL

						AUTHORIZED	ISSUED AND OUT- STANDING	AT DECEMBER 31
								2009	2008	2007

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–	–
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57	57
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143	143
Y	floating	Series Z	December 1, 2012	At any time	$25.50	10,000,000	8,126,330	203	203	203
Z	4.331%	Series Y	December 1, 2012	December 1, 2012	$25.00	10,000,000	1,873,670	47	47	47
AA	4.80%	Series AB	September 1, 2012	September 1, 2012	$25.00	20,000,000	10,081,586	257	257	257
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	253	253
AC	4.60%	Series AD	March 1, 2013	March 1, 2013	$25.00	20,000,000	9,244,555	236	236	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	10,755,445	274	274	–
A E	floating	Series A F	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	48	48
A F	4.40%	Series A E	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	352	352
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	251	251
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	99	99
A I	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	350	350
AJ	floating	Series A I	August 1, 2016	At any time	$25.50	22,000,000	–	–	–	–

								2,770	2,770	2,770

BCE INC. 2009 ANNUAL REPORT   109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bell Canada Plan of Arrangement

On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create six new series of First Preferred Shares. These new series of preferred shares were created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding or authorized Bell Canada Class A Preferred Shares Series 15, 16, 17, 18, 19 and 20, having a stated capital of $1,100 million at December 31, 2006, were exchanged for the corresponding Series AE, AF, AG, AH, AI and AJ of First Preferred Shares of BCE Inc. The impact on our balance sheet was a reclassification from our non-controlling interest to preferred shares of $1,100 million. The Bell Canada plan of arrangement became effective on January 31, 2007. The characteristics of the preferred shares of BCE Inc. are described below.

Voting Rights

All of the issued and outstanding preferred shares at December 31, 2009 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series R, T, Z, AA, AC, AF, AG and AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series S, Y, AB, AD, AE and AH shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series Q and AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion Features

All of the issued and outstanding preferred shares at December 31, 2009 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series Q and AJ shares are issued, their holders will be entitled to convert them on December 1, 2015 and August 1, 2016, respectively.

Redemption Features

BCE Inc. may redeem each of Series R, T, Z, AA, AC, AF, AG and AI shares at $25.00 per share on the applicable redemption date and every five years after that date.
     BCE Inc. may redeem Series S, Y, AB, AD, AE and AH shares at any time at $25.50 per share.
     If Series Q and AJ shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.

Conversion of Preferred Shares

On February 1, 2010, 592,772 of BCE Inc.’s 14,085,782 Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2010, 1,084,090 of BCE Inc.’s 1,914,218 Series AE Preferred Shares were converted, on a one-for-one basis, into series AF Preferred Shares. The balance of the Series AE and Series AF Preferred Shares that have not been converted remains outstanding.
     The Series AE Preferred Shares will continue to pay a monthly floating adjustable cash dividend. For the five-year period beginning on February 1, 2010, the Series AF Preferred Shares will pay a quarterly fixed dividend based on the annual dividend rate of 4.541%. Dividends will be paid as and when declared by the board of directors of BCE Inc.
     On March 1, 2008, 10,755,445 of BCE Inc.’s 20,000,000 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). The balance of the Series AC Preferred Shares that has not been converted remains outstanding.
     On December 1, 2007, 6,991,775 of BCE Inc.’s 8,852,620 Cumulative Redeemable First Preferred Shares, Series Z (Series Z Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series Y (Series Y Preferred Shares). In addition, 12,825 of its 1,147,380 Series Y Preferred Shares were converted, on a one-for-one basis, into Series Z Preferred Shares. The balance of the Series Y and Series Z Preferred Shares that have not been converted remains outstanding.
     On September 1, 2007, 9,918,414 of BCE Inc.’s 20,000,000 Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). The balance of the Series AA Preferred Shares that has not been converted remains outstanding.

Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.

110   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2009, 2008 or 2007.

		2009		2008		2007

		NUMBER	STATED	NUMBER	STATED	NUMBER	STATED
	NOTE	OF SHARES	CAPITAL	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year		803,056,958	13,525	805,264,816	13,536	807,643,941	13,487
Shares issued under employee stock option plan(1)	21	130,471	2	1,785,142	56	4,994,073	172
Shares repurchased and cancelled		(36,007,000)	(606)	(3,993,000)	(67)	(7,373,198)	(123)

Outstanding, end of year		767,180,429	12,921	803,056,958	13,525	805,264,816	13,536

(1)	Includes a nil reclassification in 2009 ($6 million in 2008 and $19 million in 2007) from contributed surplus relating to the exercise of employees’ stock options. The cash inflows in respect of the employee stock option plan were $2 million in 2009, $50 million in 2008 and $153 million in 2007.

NCIB

			2008/2009 NCIB				2007 NCIB

	2009		2008		TOTAL		2007

	NUMBER	TOTAL	NUMBER	TOTAL	NUMBER	TOTAL	NUMBER	TOTAL
AT DECEMBER 31	OF SHARES	COST	OF SHARES	COST	OF SHARES	COST	OF SHARES	COST

Shares repurchased (millions)	32.5	808.0	7.5	178.0	40.0	986.0	7.4	227.0
Shares cancelled	(36.0)	(894.0)	(4.0)	(92.0)	(40.0)	(986.0)	(7.4)	(227.0)

2010 NCIB program

On December 17, 2009, BCE Inc. announced its plan to repurchase up to $500 million of its outstanding common shares through a NCIB to be executed over the course of 2010. On the same date, the Toronto Stock Exchange approved the 2010 NCIB program.

2008/2009 NCIB program

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008 NCIB program.
     In 2008, BCE Inc. repurchased a total of 7.5 million common shares, of which 4 million were cancelled, for a total cost of $92 million. Of the total cost, $67 million represents stated capital and $5 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $20 million was charged to the deficit.
     In 2009, BCE Inc. repurchased a total of 32.5 million common shares and cancelled 36 million common shares for a total cost of $894 million. Of the total cost, $606 million represents stated capital and $44 million reduced the contributed surplus attributable to these common shares. The remaining $244 million was charged to the deficit.
     The total cost of the program was $986 million and the program was completed in May 2009.

2007 NCIB program

In December 2006, BCE Inc. announced its plan to renew its share repurchase program for an additional 12-month period to repurchase up to 5% of its outstanding common shares through a NCIB. Common share repurchases under the NCIB were suspended in the second quarter of 2007. Prior to the suspension, BCE Inc. repurchased a total of 7.4 million common shares in 2007, representing approximately 18% of the total common shares targeted for repurchase, for a total cash outlay of $227 million.
     Of the total cash outlay, $123 million represents stated capital and represents the reduction of the total value of common shares, and $9 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $95 million was charged to the deficit.

Dividend Reinvestment Plan

The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. determines the method the trustee uses to buy the shares.

	2009	2008	2007

Shares purchased on open market	2,234,159	882,438	1,823,652
Cost	56	33	66

Contributed Surplus

The following table is a reconciliation of the contributed surplus balance during the year.

	2009	2008	2007

Balance at January 1	2,531	2,537	2,555
Repurchase of common shares – NCIB	(44)	(5)	(9)
Other	3	(1)	(9)

Balance at December 31	2,490	2,531	2,537

BCE INC. 2009 ANNUAL REPORT   111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: STOCK-BASED COMPENSATION PLANS

The following stock-based compensation amounts are included in the consolidated statements of operations as selling, general and administrative expenses(1).

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Employee savings plans	(37)	(39)	(42)
Stock options	(3)	(6)	(10)
Restricted share units(1)	(91)	(36)	(95)
Deferred share units	(3)	(3)	(4)
Deferred unit plan – Bell Aliant	(8)	(13)	(8)

Total stock-based compensation expense(2)	(142)	(97)	(159)
Income tax benefit arising from stock-based compensation	41	25	47

	(101)	(72)	(112)

(1)	The total 2008 expense includes $44 million recorded as restructuring and other.
(2)	The cash outflows in respect of stock-based compensation plans were $46 million in 2009, $212 million in 2008 and $65 million in 2007. In 2008, $79 million relates to going-private costs.

Description of the Plans

ESPs

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees can choose to have a certain percentage of their annual earnings withheld through regular payroll deductions in order to buy BCE Inc. common shares. In some cases, the employer will also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentage. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. determines the method the trustee uses to buy the shares.
     There were 26,242 employees participating in the plans at December 31, 2009. The total number of common shares bought for employees was 4,717,877 in 2009, 4,058,498 in 2008 and 4,518,245 in 2007. At December 31, 2009, 13,513,812 common shares were authorized for issuance under the ESPs.

Stock Options

Under BCE Inc.’s long-term incentive plans, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. Prior to 2008, the subscription price was equal to the market value of the shares on the last trading day before the grant came into effect. To conform to current Toronto Stock Exchange requirements, since 2008 the subscription price of a grant is based on the higher of: (1) the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant, and (2) the volume-weighted average of the trading price for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant. At December 31, 2009, 30,364,994 common shares were authorized for issuance under these plans.
     Most options granted from 2004 to 2006 were forfeited in 2007 as the required vesting conditions were not met.
     Most options granted in March 2007 vest evenly over a four-year period of continuous employment from the date of grant, unless a special vesting period applies. Options granted in December 2008 vest fully after two years of continuous employment from the date of the grant. All options become exercisable when they vest and generally can be exercised for a period of up to six years from the date of grant.
     Special vesting provisions may apply if:

  there is a change in control of BCE Inc. and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the plan.

112   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes BCE Inc.’s outstanding stock options as at December 31, 2009.

	NOTE	NUMBER OF OPTIONS			WEIGHTED AVERAGE GRANT DATE FAIR VALUE ($)		WEIGHTED AVERAGE EXERCISE PRICE ($)

		NON- VESTED	VESTED	TOTAL	NON - VESTED	VESTED	NON- VESTED	VESTED	TOTAL

Outstanding, January 1, 2009		3,476,250	11,550,638	15,026,888	$4	$6	$29	$34	$33
Exercised(1)	20	–	(130,471)	(130,471)	–	$6	–	$18	$18
Vested		(898,750)	898,750	–	$4	$4	$31	$31	–
Forfeited		(77,500)	(3,520,678)	(3,598,178)	$4	$6	$31	$36	$36

Outstanding, December 31, 2009(2)		2,500,000	8,798,239	11,298,239	$4	$5	$28	$34	$32

(1)	The aggregate intrinsic value of options exercised was $1 million.
(2)	The aggregate intrinsic values of options outstanding were $5 million for non-vested options and $3 million for vested options.

The following table provides additional information about BCE Inc.’s stock option plans at December 31, 2009.

RANGE OF EXERCISE PRICES	STOCK OPTIONS EXERCISABLE				STOCK OPTIONS OUTSTANDING

	NUMBER	WEIGHTED AVERAGE REMAINING LIFE	WEIGHTED AVERAGE EXERCISE PRICE ($	)	NUMBER	WEIGHTED AVERAGE REMAINING LIFE	WEIGHTED AVERAGE EXERCISE PRICE ($	)

$20–$29	2,285,790	3.0	$28		3,075,790	3.5	$26
$30–$39	4,181,286	2.4	$33		5,891,286	2.6	$32
$40 or more	2,331,163	0.8	$41		2,331,163	0.8	$41

	8,798,239	2.1	$34		11,298,239	2.5	$32

As at December 31, 2009, the unrecognized compensation cost related to non-vested stock options was $2 million to be recorded over a weighted average period of one year.

The following table summarizes stock options outstanding at December 31, 2008 and 2007.

	NOTE	2008			2007

		NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($	)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($	)

Outstanding, January 1		17,697,380	$33		24,241,848	$33
Granted		790,000	$23		5,739,106	$31
Exercised(1)	20	(1,785,142)	$28		(4,994,073)	$31
Expired/forfeited		(1,675,350)	$34		(7,289,501)	$32

Outstanding, December 31		15,026,888	$33		17,697,380	$33

Exercisable, December 31		11,550,638	$34		11,502,280	$35

(1)	The aggregate intrinsic value of options exercised was $16 million and $31 million in 2008 and 2007, respectively.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model in 2008 and 2007.

	2008	2007

Weighted average fair value per option granted ($)	3	4
Dividend yield	6.5%	4.4%
Expected volatility	30%	20%
Risk-free interest rate	1.9%	4.0%
Expected life (years)	3.5	4.5

BCE INC. 2009 ANNUAL REPORT   113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs

The following table summarizes RSUs outstanding at December 31, 2009, 2008 and 2007.

	NUMBER OF RSUS

	2009	(1)	2008	2007

Outstanding, January 1	5,033,924		633,143	2,985,035
Granted	2,282,755		5,033,924	56,465
Dividends credited	435,875		6,074	118,329
Payments	–		(561,859)	(141,983)
Forfeited	(537,216)		(77,358)	(97,248)
Cancelled as part of the proposed privatization transaction	–		–	(2,287,455)

Outstanding, December 31	7,215,338		5,033,924	633,143

(1)	All RSUs were non-vested at December 31, 2009.

RSUs are granted to executives and other key employees. The value of an RSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. Prior to 2008, most RSUs vested at the end of a performance period if performance objectives were met as determined by the board or were forfeited.
     Most of the outstanding RSUs vest in December 2010, provided that the holder is employed by Bell Canada or one of its subsidiaries at that time. Vested RSUs are paid in cash, except for those of executives, who can choose from cash, BCE Inc. common shares purchased on the open market, DSUs or through a combination of each, as long as individual share ownership requirements are met. Special vesting provisions apply if there is a change in control. At December  31, 2009, the unrecognized compensation cost related to RSUs was $92 million.
     As a result of the proposed privatization transaction, in 2007 the board approved the implementation of a retention policy, in lieu of the RSU plan. RSUs held by executives who became eligible to a retention incentive were forfeited in 2007. Retention payments were paid in 2008 and were greater than the value of the original RSUs. The difference between what would have been paid under the original RSU plan and what was paid under the retention policy was expensed as restructuring and other over the retention period.

DSUs

Eligible bonuses may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter.
     The value of a DSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
     The following table is a summary of the status of DSUs.

	NUMBER OF DSUS

	2009	(1)	2008	2007

Outstanding, January 1	1,098,978		1,538,640	1,287,422
Issued	337,478		72,880	408,341
Dividends credited	76,652		29,946	58,543
Payments	(329,413)		(542,488)	(215,666)

Outstanding, December 31	1,183,695		1,098,978	1,538,640

(1)	All DSUs were fully vested at December 31, 2009.

SCPs

Prior to 2000, when BCE Inc. granted options to executives and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of those options.
     When the distribution of Nortel Networks Inc. (Nortel) common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly. All SCPs expired or were paid during 2009.

114   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE- FOR-SALE FINANCIAL ASSETS	DERIVATIVES DESIGNATED AS CASH FLOW HEDGES	CUMULATIVE TRANSLATION ADJUSTMENT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance in accumulated other comprehensive income (loss) at January 1, 2008	74	(2)	(4)	68
Details of other comprehensive income (net of non-controlling interest)
Unrealized (losses) gains	(159)	16	2	(141)
Income taxes on unrealized (losses) gains	–	(1)	–	(1)
Reclassification adjustments included in earnings	74	(15)	–	59
Income taxes on reclassification adjustments included in earnings	52	2	–	54

Other comprehensive (loss) income for the year ended December 31, 2008	(33)	2	2	(29)

Balance in accumulated other comprehensive income (loss) at December 31, 2008	41	–	(2)	39

Details of other comprehensive income (net of non-controlling interest)
Unrealized gains (losses)	106	(25)	–	81
Income taxes on unrealized gains (losses)	–	6	–	6
Reclassification adjustments included in earnings	(24)	(12)	–	(36)
Income taxes on reclassification adjustments included in earnings	–	2	–	2

Other comprehensive income (loss) for the year ended December 31, 2009	82	(29)	–	53

Balance in accumulated other comprehensive income (loss) at December 31, 2009	123	(29)	(2)	92

In 2009, we received proceeds of $109 million on sales of AFS financial assets and realized a pre-tax gain of $35 million. We used the average cost method in determining the gain.
     The estimated net amount of existing gains and losses reported in accumulated other comprehensive income that is expected to be reclassified to earnings within the next 12 months as a result of 2010 cash flow hedges maturing is a pre-tax loss of $33 million.

BCE INC. 2009 ANNUAL REPORT   115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: EMPLOYEE BENEFIT PLANS

We provide pension and other post-employment benefits for most of our employees. These include DB pension plans and DC pension plans.

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Pension benefits
DB plans cost	(239)	(102)	(263)
DC plans cost	(45)	(45)	(38)
Other future benefits cost	(71)	(103)	(109)

Net benefit plans cost(1)	(355)	(250)	(410)

(1)	Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

Components of DB Plans Cost

The following table shows the DB plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS			OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007	2009	2008	2007

Current service cost	(175)	(252)	(278)	(7)	(11)	(11)
Interest cost on accrued benefit obligation	(892)	(864)	(858)	(99)	(99)	(97)
Actual return (loss) on plan assets	1,566	(2,610)	566	28	(6)	3
Past service credits arising during period	–	–	58	–	–	345
Actuarial (loss) gain on accrued benefit obligation	(1,043)	2,295	741	(94)	323	56

Elements of employee future benefit plans (cost) before recognizing its long-term nature	(544)	(1,431)	229	(172)	207	296

(Excess) deficiency of actual return over expected return(1)	(685)	3,634	462	(16)	18	9
Deferral of amounts arising during period
Past service credits	–	–	(58)	–	–	(345)
Actuarial loss (gain) on accrued benefit obligation	1,043	(2,295)	(741)	94	(323)	(56)
Amortization of previously deferred amounts
Net past service (costs) credits	(5)	(5)	(13)	27	28	27
Net actuarial losses	(84)	(29)	(120)	(3)	(32)	(38)
Transitional asset (obligation)	3	3	6	(1)	(1)	(2)

Adjustments to recognize long-term nature of employee future benefit plans cost	272	1,308	(464)	101	(310)	(405)

Decrease (increase) in valuation allowance	33	19	(28)	–	–	–
Other	–	2	–	–	–	–

DB plans cost, recognized	(239)	(102)	(263)	(71)	(103)	(109)

(1)	The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $12,612 million at January 1, 2009, $14,775 million at January 1, 2008 and $14,269 million at January 1, 2007.

116   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of Accrued Benefit Asset (Liability)

The following table shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS

AT DECEMBER 31	2009	2008	2009	2008

Accrued benefit obligation, beginning of the year	(13,602)	(15,690)	(1,518)	(1,827)
Current service cost	(175)	(252)	(7)	(11)
Interest cost on accrued benefit obligation	(892)	(864)	(99)	(99)
Actuarial (loss) gain on accrued benefit obligation	(1,043)	2,295	(94)	323
Benefit payments	1,038	915	96	96
Employee contributions	(6)	(6)	–	–

Accrued benefit obligation, end of the year	(14,680)	(13,602)	(1,622)	(1,518)

Fair value of plan assets, beginning of the year	11,510	14,841	163	169
Actual return (loss) on plan assets	1,566	(2,610)	28	(6)
Benefit payments	(1,038)	(915)	(96)	(96)
Employer contributions	1,025	189	96	96
Employee contributions	6	6	–	–
Transfers to DC pension plans	–	(1)	–	–

Fair value of plan assets, end of the year	13,069	11,510	191	163

Plan (deficit) surplus	(1,611)	(2,092)	(1,431)	(1,355)
Unamortized net actuarial losses	3,358	3,153	144	72
Unamortized net past service costs (credits)	56	62	(120)	(163)
Unamortized transitional obligation (asset)	1	(1)	3	3
Valuation allowance	(100)	(133)	–	–

Accrued benefit asset (liability), end of the year	1,704	989	(1,404)	(1,443)

Accrued benefit asset included in other long-term assets	2,316	1,636	–	–
Accrued benefit liability included in other long-term liabilities	(612)	(647)	(1,404)	(1,443)

For DB pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $14,553 million at December 31, 2009 and $13,455 million at December 31, 2008.

  the fair value of plan assets was $12,811 million at December 31, 2009 and $11,276 million at December 31, 2008.

For DB pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $127 million at December 31, 2009 and $147 million at December 31, 2008 the fair value of plan assets was $258 million at December 31, 2009 and $234 million at December 31, 2008.

BCE INC. 2009 ANNUAL REPORT   117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Assumptions

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

	2009	2008	2007	2009	2008	2007

At December 31
Accrued benefit obligation
Discount rate, end of year	6.4%	7.0%	5.6%	6.4%	7.0%	5.6%
Rate of compensation increase, end of year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

For the year ended December 31
Net benefit plans cost
Discount rate, end of preceding year	7.0%	5.6%	5.3%	7.0%	5.6%	5.3%
Expected return on plan assets, end of preceding year	7.25%	7.25%	7.5%	7.25%	7.25%	7.5%
Rate of compensation increase, end of preceding year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

We assumed the following trend rates in healthcare costs:

  an annual rate of increase of 4.5% in the cost per person of covered healthcare benefits for 2009 and the foreseeable future an annual rate of increase in the cost of medication:
   – for retirees under age 65 of 7.0% for 2009 with a gradual decline to 4.5% over ten years
   – for retirees over age 65 of 4.5%.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans. The following table, for example, shows the effect of a 1% change in the assumed trend rates in healthcare costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	7	(7)
Effect on other benefits – accrued obligation	120	(104)

Pension Plan Assets

The investment strategy for the major pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while taking into account the liability structure of the pension plan and maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.
     The following table shows the allocation of our pension plan assets at December 31, 2009 and 2008, target allocations for 2009 and the expected long-term rate of return by asset class.

	WEIGHTED AVERAGE TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS AT DECEMBER 31		FAIR VALUE OF PLAN ASSETS AT DECEMBER 31		WEIGHTED AVERAGE EXPECTED LONG-TERM RATE OF RETURN

ASSET CATEGORY	2009	2009	2008	2009	2008	2009

Equity securities	35% – 55%	44%	56%	5,789	6,423	9.0%
Debt securities	45% – 65%	56%	44%	7,280	5,087	5.1%

Total/average		100%	100%	13,069	11,510	7.2%

Equity securities included approximately $34 million of BCE Inc. common shares and Bell Aliant units, or 0.3% of total plan assets at December 31, 2009, and approximately $43 million of BCE Inc. common shares and Bell Aliant units, or 0.4% of total plan assets at December 31, 2008.
     At December 31, 2009, the amount of BCE Inc. and affiliates’ debentures included in debt securities was not significant. At December 31, 2008, debt securities included approximately $5 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2008.

Estimated Future Benefit Payments

The following table shows the estimated future payments to pensioners for the next ten years at December 31, 2009.

	PENSION BENEFITS	OTHER BENEFITS

2010	(969)	(100)
2011	(991)	(109)
2012	(1,012)	(113)
2013	(1,034)	(117)
2014	(1,058)	(121)
2015–2019	(5,665)	(659)

Total estimated future benefit payments	(10,729)	(1,219)

118   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flows

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

FOR THE YEAR ENDED DECEMBER 31	PENSION BENEFITS			OTHER BENEFITS

	2009	2008	2007	2009	2008	2007

Bell Canada(1)	(933)	(120)	(168)	(88)	(89)	(89)
Bell Aliant	(135)	(112)	(97)	(8)	(7)	(7)

Total	(1,068)	(232)	(265)	(96)	(96)	(96)

Comprised of:
Contributions to DB plans(1)	(1,025)	(189)	(232)	(96)	(96)	(96)
Contributions to DC plans	(43)	(43)	(33)	–	–	–

(1)	Included in 2009 is a $500 million voluntary pension contribution.

We expect to contribute approximately $520 million to all of our DB pension plans in 2010, subject to actuarial valuations being completed. We expect to pay approximately $100 million to beneficiaries under other employee benefit plans in 2010. We expect to contribute approximately $50 million to the DC pension plans in 2010.

NOTE 24: COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table is a summary of our contractual obligations at December 31, 2009 that are due in each of the next five years and thereafter.

	2010	2011	2012	2013	2014	THERE- AFTER	TOTAL

Operating leases	215	185	154	139	127	686	1,506
Commitments for capital expenditures	78	56	98	88	82	826	1,228
Purchase obligations	1,364	994	696	360	350	887	4,651

Total	1,657	1,235	948	587	559	2,399	7,385

Rental expense relating to operating leases was $236 million in 2009, $233 million in 2008 and $260 million in 2007.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Refer to Note 3, Restructuring and Other, for commitments to relocate employees to campus environments.
     At December 31, 2009, we had other long-term liabilities that are not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

Deferred revenue and gains on assets are excluded as they do not represent future cash payments.

BCE INC. 2009 ANNUAL REPORT   119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation

We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the claims and litigation described below or of any other claims and litigation pending at December 31, 2009, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations. We believe that we have strong defences and we intend to vigorously defend our position.

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, certain members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation (collectively, Teleglobe) lending syndicate filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice. The lawsuit includes several allegations, including that BCE Inc. made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the Court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     On November 2, 2004, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency withdrew from the lawsuit and on May 3, 2005, BNP Paribas (Canada) also withdrew from this lawsuit. BNP Paribas (Canada), which had advanced US$50 million to Teleglobe, is now pursuing a separate action against BCE Inc. and former Teleglobe directors and officers. The remaining plaintiffs claim damages of US$1.04 billion, plus interest and costs. This represents approximately 83% of the US$1.25 billion that the lending syndicate advanced to Teleglobe.

Kroll Restructuring Lawsuit

On February 26, 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., against five former directors of Teleglobe Inc. This lawsuit was filed in connection with Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     On February 26, 2007, the five former directors filed a third-party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

Teleglobe Inc. Unsecured Creditors Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The lawsuit is against BCE Inc. and ten former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE  Inc. towards the debtors, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.
     On June 19, 2009, BCE Inc. and the individual defendants filed a motion for summary judgment regarding all claims, which motion is still pending.

Teleglobe Inc. Plan Administrator Lawsuit

On November 16, 2005, Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.
     The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

120   BCE INC. 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

On June 27, 2006, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies in Canada who were billed late payment charges despite having allegedly paid on time. On September 28, 2007, the plaintiffs filed an amended motion to reduce the classes to Québec customers only.
     On January 10, 2008, the Québec Superior Court granted the plaintiffs’ motion to be authorized to institute the class action and determined that members of the classes are all physical persons and companies in Québec, of 50 employees or less, who had been billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing to Bell Canada and/or Bell Mobility to a financial institution and/or, for Bell Mobility’s customers only, by cheque, within the payment period indicated on their bills. The class action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the classes. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell Canada and Bell Mobility.
     On April 11, 2008, the plaintiffs filed their motion to institute the class action.

NOTE 25: GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.

The following table represents guarantees that BCE has entered into that have a fixed maximum potential exposure, and their respective terms. BCE also has guarantees where no maximum potential amount is specified.

	2010	2011	2012	2013	2014	+	INDEFI- NITE	TOTAL

Sale of assets and businesses	45	1	–	1	–		1,601	1,648
Sale of services	–	–	75	–	40		5	120
Purchase and development of assets	1	–	–	–	–		3	4
Other	6	7	4	4	27		9	57

Total	52	8	79	5	67		1,618	1,829

Sale of Assets and Businesses

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2009. Historically, we have not made any significant payments under this type of indemnification or guarantee.

Sale of Services

In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2009. Historically, we have not made any significant payments under such indemnifications or guarantees.

BCE INC. 2009 ANNUAL REPORT   121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase and Development of Assets

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2009. Historically, we have not made any significant payments under such indemnifications or guarantees.

Other Transactions

As part of other transactions, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2009. Historically, we have not made any significant payments under such indemnifications or guarantees.

NOTE 26: SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	2009	2008	2007

Cash from (used in) non-cash operating assets and liabilities is as follows:
Accounts receivable	124	52	53
Inventory	(149)	(40)	51
Prepaid expenses	(1)	25	(72)
Other current assets	(104)	–	(5)
Other long-term assets	(52)	86	(75)
Accounts payable and accrued liabilities	9	263	127
Interest payable	(24)	(6)	(22)
Other long-term liabilities	141	(29)	(16)
Other	96	13	(44)

Total cash from (used in) non-cash operating assets and liabilities	40	364	(3)

122   BCE INC. 2009 ANNUAL REPORT

Glossary

Adjusted EPS
This is earnings per share before restructuring and other and net (gains) losses on investments.

ARPU
Average revenue per unit expressed as a rate per month for the year.

Black-Scholes Option Pricing Model
The Black-Scholes option pricing model is the financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

Book Value Per Share
This is common shareholders’ equity divided by the number of common shares outstanding.

Capital Intensity
This is capital expenditures divided by operating revenues.

Churn
This is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Common Dividend Payout Ratio
Dividends paid on common shares divided by net earnings applicable to common shares.

Common Dividend Yield
Dividends paid on common shares divided by BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Cost of Acquisition (COA)
COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Curtailment
A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.

EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

EBITDA Margin
This is EBITDA divided by operating revenues.

Free Cash Flow
We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

Goodwill
Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Long-Term Debt to Total Shareholders’ Equity
This is long-term debt (including any portion due within one year) divided by shareholders’ equity.

Market Capitalization
This is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Operating Margin
Operating income divided by operating revenues.

Price to Book Ratio
BCE Inc.’s share price at the end of the year divided by the book value per share.

Price to Cash Flow Ratio
BCE Inc.’s share price at the end of the year divided by the cash flow per share. Cash flow per share is cash flow from operating activities less capital expenditures divided by the average number of common shares outstanding.

Price to Earnings Ratio
BCE Inc.’s share price at the end of the year divided by earnings per share.

Return on Equity
Return on common shareholders’ equity is net earnings available to common shares as a percentage of average common shareholders’ equity.

Total Debt to Total Assets
Total long-term debt (including debt due within one year) divided by total assets.

BCE INC. 2009 ANNUAL REPORT   123